SEC 1815 (11-2002)

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2003

Commission File Number 0-22672

AURIZON MINES LTD.

(Translation of registrant's name into English)

Suite 900 - 510 Burrard Street, Vancouver, BC   V6C 3A8

(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F    X        Form 40-F ٱ

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ٱ       No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with rule 12g3-2(b):

82-                      .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AURIZON MINES LTD.

(Registrant)

Signed "Ian S. Walton"

Date  June 3, 2003

By

IAN S. WALTON, Executive Vice-President

and Chief Financial Officer

*Print the name and title under the signature of the signing officer.

GENERAL INSTRUCTIONS

A.

Rule as to Use of Form 6-K.

This form shall be used by foreign private issuers which are required to furnish reports pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934.

B.

Information and Document Required to be Furnished.

Subject to General Instruction D herein, an issuer furnishing a report on this form shall furnish whatever information, not required to be furnished on Form 40-F or previously furnished, such issuer

i.

makes or is required to make public pursuant to the law of the jurisdiction of its domicile or in which it is incorporated or organized, or

ii.

files or is required to file with a stock exchange on which its securities are traded and which was made public by that exchange, or

iii.

distributes or is required to distribute to its security holders.

The information required to be furnished pursuant to (i), (ii) or (iii) above is that which is material with respect to the issuer and its subsidiaries concerning; changes in business; changes in management or control; acquisitions or dispositions of assets; bankruptcy or receivership; changes in registrant's certifying accountants; the financial condition and results of operations; material legal proceedings; changes in securities or in the security for registered securities; defaults upon senior securities; material increases or decreases in the amount outstanding of securities or indebtedness; the results of the submission of matters to a vote of securityholders; transactions with directors, officers or principal securityholders; the granting of options or payment of other compensation to directors or officers; and any other information which the registrant deems of material importance to security holders.

This report is required to be furnished promptly after the material contained in the report is made public as described above. The information and documents furnished in this report shall not be deemed to be "filed" for the purposes of Section 18 of the Act or otherwise subject to the liabilities of that section.

If a report furnished on this form incorporates by reference any information not previously filed with the Commission, such information must be attached as an exhibit and furnished with the form.

C.

Preparation and Filing of Report.

(1) The Form 6-K report shall consist of a cover page, the report or document furnished by the issuer, and a signature page. An issuer must submit the Form 6-K report in electronic format via the Commission's Electronic Data Gathering, Analysis, and Retrieval (EDGAR) system in accordance with the EDGAR rules set forth in Regulation S-T (17 CFR Part 232) except as discussed below. An issuer submitting the Form 6-K in electronic format must provide the signatures required for the Form 6-K report in accordance with Regulation S-T Rule 302 (17 CFR 232.302). For assistance with technical questions about EDGAR or to request an access code, call the EDGAR Filer Support Office at (202) 942-8900. For assistance with the EDGAR rules, call the Office of EDGAR and Information Analysis at (202) 942-2940.

(2) An issuer may submit a Form 6-K in paper under:

i.

Regulation S-T Rule 101(b)(1) (17 CFR 232.101(b)(1)) if the sole purpose of the Form 6-K is to furnish an annual report to security holders;

ii.

Regulation S-T Rule 101(b)(7) to provide a report or other document that the issuer must furnish and make public under the laws of the jurisdiction in which it is incorporated, domiciled or legally organized (the issuer's "home country"), or under the rules of the home country exchange on which the issuer's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the issuer's security holders, and, if discussing a material event, including the disclosure of annual audited or interim consolidated financial results, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR; or

iii.

a hardship exemption provided by Regulation S-T Rule 201 or 202 (17 CFR 232.201 or 232.202).

Note to paragraph (2): An issuer that is or will be incorporating by reference all or part of an annual or other report to security holders, or of any part of a paper Form 6-K, into an electronic filing must file the incorporated portion in electronic format as an exhibit to the filing in accordance with Regulation S-T Rule 303(b) (17 CFR 232.303(b)).

(3) When submitting a Form 6-K in paper under one of the above rules, an issuer must check the appropriate box on the cover page of the Form 6-K. When submitting a Form 6-K in paper under a hardship exemption, an issuer must provide the legend required by Regulation S-T Rule 201(a)(2) or 202(c) (17 CFR 232.201(a)(2) or 232.202(c)) on the cover page of the Form 6-K.

(4) An issuer furnishing the Form 6-K in paper under one of the above rules, or as otherwise permitted by the Commission, must deposit with the Commission eight complete copies of the Form 6-K report. An issuer must also file at least one complete copy of the Form 6-K with each United States stock exchange on which any security of the issuer is listed and registered under Section 12(b) of the Exchange Act. The issuer must have signed at least one of the paper copies deposited with the Commission and one filed with each United States stock exchange in accordance with Exchange Act Rule 12b-11(d) (17 CFR 240.12b-11(d)) when submitting the Form 6-K in paper to the Commission. An issuer submitting the Form 6-K in paper must also conform the unsigned copies. When submitting the Form 6-K in electronic format to the Commission, an issuer may submit a paper copy containing typed signatures to each United States stock exchange in accordance with Regulation S-T Rule 302(c) (17 CFR 232.302(c)).

D.

Treatment of Foreign Language Documents.

(1) An issuer must submit the Form 6-K report in electronic format in the English language in accordance with Regulation S-T Rule 306 (17 CFR 232.306) and Exchange Act Rule 12b-12(d) (17 CFR 240.12b-12(d)), as referenced in Regulation S-T Rule 306(a) (17 CFR 232.306(a)), except as otherwise provided by this Form. An issuer submitting the Form 6-K in paper must meet the requirements of Exchange Act Rule 12b-12(d) (17 CFR 240.12b-12(d)). In accordance with, or in addition to, the list of documents specified in Exchange Act Rule 12b-12(d)(2) (17 CFR 240.12b-12(d)(2)), an issuer must provide a full English translation of the following documents furnished under cover of Form 6-K whether submitted electronically or in paper:

i.

press releases;

ii.

communications and other documents distributed directly to security holders for each class of securities to which a reporting obligation under Exchange Act Section 13(a) or 15(d) pertains, except for offering circulars and prospectuses that relate entirely to securities offerings outside the United States ("foreign offerings"); and

iii.

documents disclosing annual audited or interim consolidated financial information.

(2) In addition to the documents specified in Exchange Act Rule 12b-12(d)(3) (17 CFR 240.12b-12(d)(3)), an issuer may furnish under cover of Form 6-K, whether submitted electronically or in paper, an English summary instead of a full English translation of a report required to be furnished and made public under the laws of the issuer's home country or the rules of the issuer's home country stock exchange, as long as it is not a press release and is not required to be and has not been distributed to the issuer's security holders. Such a document may include a report disclosing unconsolidated financial information about a parent company.

(3) An issuer is not required to submit under cover of Form 6-K an offering circular or prospectus that pertains solely to a foreign offering, even when an English translation or English summary is available, if the issuer has already submitted a Form 6-K or filed a Form 20-F or other Commission filing on EDGAR that reported material information disclosed in the offering circular or prospectus. If an issuer has not previously disclosed this material information to the Commission, it may submit in electronic format under cover of Form 6-K an English translation or English summary of the portion of the foreign offering circular or prospectus that discusses the new material information.

(4) Any submitted English summary must meet the requirements of Exchange Act Rule 12b-12(d)(3)(ii) (17 CFR 240.12b-12(d)(3)(ii)). An issuer may submit the unabridged foreign language report or other document along with the English summary or English translation as permitted by Regulation S-T Rule 306(b) (17 CFR 232.306(b)) for electronic filings and Exchange Act Rule 12b-12(d)(4) (17 CFR 240.12b-12(d)(4)) for paper filings.

http://www.sec.gov/divisions/corpfin/forms/6-k.htm
Last update: 11/04/2002

Exhibit Index for May, 2003 Form 6-K

1.1

Confirmation of Proxy Material Mailing Notice for Annual General Meeting to be held on June 17, 2003.

1.2

Letter to Shareholder of Record dated April 30, 2003.

1.3

2002 Annual Report to Shareholders.

1.4

Notice of Annual General Meeting of Shareholders and Management Information Circular dated April 30, 2003.

1.5

Instrument of Proxy for Annual General Meeting to be held on June 17, 2003.

1.6

Supplemental Mailing List Request and Consent to Electronic Delivery of Documents form.

2.1

Confirmation of Quarterly Mailing Notice for First Quarter Report 2003.

2.2

First Quarter Report 2003, together with the financial statements for the three months ended March 31, 2003.

3.1

News Release dated May 5, 2003.

3.2

News Release dated May 9, 2003.

3.3

News Release dated May 14, 2003.

3.4

News Release dated May 30, 2003.

4.1

Material Change Report filed on May 13, 2003.

4.2

Material Change Report filed on May 30, 2003.

May 20, 2003
File:  225
FILED VIA SEDAR

British Columbia Securities
Ontario Securities Commission
Commission des valeurs
mobilieres du Quebec

                    Attention:  Statutory Filings

The Toronto Stock Exchange
                    Attention:  Listings Department

Dear Sirs:

CONFIRMATION OF MAILING
- Record Date:  April 30, 2003 / Mailing Date:  May 19, 2003

We wish to confirm that on the captioned mailing date the material listed below was sent by prepaid mail to each shareholder of record at the specified latest address shown on the books of the Company:

1.

Letter to Shareholder of Record;

2.

Annual Report to Shareholders together with audited financial statements for the year ended December 31, 2002;

3.

Notice of Annual General Meeting of Shareholders and Information Circular;

4.

Instrument of Proxy;

5.

Supplemental Mailing List Request, Important Notices and Consent to Electronic Delivery of Documents form; and

6.

Return envelope.

Yours very truly,

AURIZON MINES LTD.

J.A. Stokke Kemp,
Corporate Secretary

Enclosures

cc\encl:    DuMoulin Black (1 Set)
cc\encl:    Computershare Trust Company of Canada (1 Set)
cc\encl:    PricewaterhouseCoopers (1 Set)
cc\encl:    Toronto Stock Exchange (4 Sets)
cc\encl:    Standard & Poors
cc\encl:    U.S. Securities & Exchanges Commission (File #0-22672; filed via EDGAR)
cc\encl:    American Home Assurance Company

April 30, 2003

Dear Shareholder of Record:

Please find enclosed herewith the material relating to the Company's Annual General Meeting to be held on June 17, 2003.

To ensure that your vote is counted and to help ensure that a quorum is present for the Meeting, please complete, date, sign and return the enclosed proxy by fax to 1-866-249-7775 or in the envelope provided for that purpose, whether or not you expect to attend the meeting.  To be effective, proxies must be received by Computershare Trust Company of Canada, 100 University Avenue, 9th Floor, Toronto, Ontario M5J 2Y1, twenty-four (24) hours prior to the actual meeting.

Aurizon Mines Ltd. provides information to the press on the day that our quarterly results are announced.  Because of this, many of our shareholders do not wish to receive, by mail, copies of the subsequent quarterly reports.  By mailing these reports only to those shareholders who want them, your company can achieve savings in both paper usage and expense.  Please refer to the Important Notices included with this material as to the procedure for you to elect whether or not you wish to receive quarterly reports by mail.

Aurizon is also pleased to offer you the option of electronic delivery of Aurizon's corporate documents (such as Quarterly and Annual Reports) via the Internet, rather than paper copy through the mail.

Should you choose to accept this service, you will benefit from instant on-line access to Aurizon documents, when they are posted to the worldwide web.  You will also be assisting Aurizon in reducing its printing and mailing costs, and minimizing the environmental impact by reducing the number of paper reports printed.  In order to accept this offer, you must have a personal computer with an e-mail account and access to the Internet.  Please complete the attached consent form and return it to Aurizon's corporate office by fax:  604-687-3932; by email: requestinfo@aurizon.com; or by mail to Suite 900, 510 Burrard Street, Vancouver, B.C.
V6C 3A8.

We encourage you to take advantage of this new service.

Yours very truly,

David P. Hall, Chairman,
President & Chief Executive Officer

Aurizon Mines Ltd.

TABLE OF CONTENTS

ACCOMPLISHMENTS AND PLANS 1

FINANCIAL HIGHLIGHTS 2

REPORT TO SHAREHOLDERS 3

CASA BERARDI PROJECT....................5

SLEEPING GIANT MINE 9

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS 11

CONSOLIDATED FINANCIAL STATEMENTS 17

INVESTOR INFORMATION....................33

CORPORATE DIRECTORY....................34

CASA BERARDI
N
Vezza/Douay Break
SLEEPING GIANT
ONTARIO
QUEBEC
Timmins Area
60,000,000 oz. Au
La Sarre
Cadillac - Malartic Area
12,800,000 oz. Au
Amos
Destor Porcupine Break
Timmins
Rouyn-Noranda
Kirkland Lake Area
39,000,000 oz. Au
Kirkland Lake
Val d'Or
Cadillac Break
Rouyn-Noranda Area
14,400,000 oz. Au
Val d'Or Area
12,800,000 oz. Au
1
50
100 KM
Quebec
Inset
Québec
Montréal
Ontario

The Abitibi Greenstone region has produced more than 140 million ounces of gold and is one of the world's most prolific gold and base metal producing regions, which continues to produce gold at a rate exceeding one million ounces per year.

Table of Contents   Annual Report 2002   Aurizon Mines Ltd.

ACCOMPLISHMENTS AND PLANS

2002 Accomplishments

- Share price appreciation of 529%, whilst trading volume increased 593%
- Equity financings of $20.4 million
- Debt eliminated and balance sheet strengthened
- Casa Berardi royalty interest repurchased
- Exploration activity re-initiated at Casa Berardi, new zones discovered

2003 Plans

Casa Berardi

- Initiate underground program to develop the 113 Zone
- Continue exploration drilling to the east of the known deposits
- Surface geophysics program
- New resource calculation during the second quarter of 2003

Sleeping Giant

- Deepen shaft to extend mine life and explore depth extensions of Zones 8 and 30
- Explore updip extension of Zone 8 and other high potential areas

Corporate

- Maintain strong balance sheet
- Increase Company's profile within the investment community

MINERAL GOLD RESERVES & RESOURCES
Ounces
3,000,000
2,500,000
2,000,000
1,500,000
1,000,000
500,000
0
1998
1999
2000
2001
2002
Resources (Ozs.)
Mineral Gold Reserves (Ozs.)

1 Aurizon Mines Ltd. Annual Report 2002 Accomplishments and Plans

FINANCIAL HIGHLIGHTS

	2002	2001	2000	1999	1998
Production					
Gold production (ozs)	33,050	31,900	56,100	60,162	56,291
Ore milled (tonnes)	202,800	214,067	364,707	384,802	342,998
Total cash cost (US$ per oz)	$242	$236	$203	$217	$204
Total production cost (US$ per oz)	$288	$272	$253	$255	$237
Mineral Reserves – Gold (ounces)					
Producing properties	77,400	79,000	190,000	233,500	256,000
Non-producing properties	1,505,500	1,505,500	1,505,500	1,492,500	0
Total mineral reserves	**1,582,900**	**1,584,500**	**1,695,500**	**1,726,000**	**256,000**
Mineral Resources – Gold (ounces)					
Producing properties	54,600	38,500	111,000	186,500	115,500
Non-producing properties	1,129,000	1,129,000	1,129,000	901,000	778,000
Total mineral resources	**1,183,600**	**1,167,500**	**1,240,000**	**1,087,500**	**893,500**
Financial Results (C$000)					
Total revenue	$17,029	$14,573	$24,408	$27,880	$25,240
Earnings (loss)	(2,769)	(6,072)	(8,377)	3,113	455
Operating cash flow	233	(2,761)	6,152	6,115	4,651
Realized gold price (US$ per oz)	310	276	287	302	302
Financial Position (C$000)					
Cash & cash equivalents	$12,442	$1,787	$3,192	$ 3,359	$9,376
Working capital	12,005	1,199	(2,008)	3,668	10,041
Total assets	42,665	29,357	35,554	44,972	41,131
Long-term debt	0	4,204	0	3,552	3,304
Share Data:					
Earnings (loss) per share	($0.05)	($0.16)	($0.22)	$0.08	$0.01
Weighted average shares outstanding	51,942,493	39,013,351	38,367,748	38,275,526	37,151,915
Shares outstanding – December 31st	63,002,937	40,262,766	38,478,859	38,282,193	38,267,193

JOHNSON
FINE GOLD
FINE GOLD

Conversion Table

Metric system		*Imperial system*
1 metre (m)	=	*3.2808 feet (ft)*
1 hectare (ha)	=	*2.4711 acres*
1 kilometre (km)	=	*0.6214 mile (mi)*
1 gram (g)	=	*0.0322 troy ounce (oz)*
1 tonne (t)	=	*1.1023 tons (t)*
1 gram/tonne (g/t)	=	*0.0292 ounce/ton (oz/t)*

Aurizon's gold production costs are reported in accordance with the Gold Institute Production Cost Standard

Financial Highlights *Annual Report 2002* *Aurizon Mines Ltd.* 2

REPORT TO SHAREHOLDERS

Fellow Shareholders,

2002 was an excellent year. Aurizon completed equity financings in excess of $20 million, purchased the residual interest held by the vendor of its major asset, Casa Berardi, and achieved encouraging exploration results at its properties. In addition, the gold price has rebounded from twenty year lows and we appear to be in the early stages of a prolonged uptrend in gold and gold stocks.

Operational Performance

Annual gold production increased to 33,000 ounces due to higher grade ore from Zone 8 at Sleeping Giant. Total cash costs increased to US$242 per ounce due to fewer tonnes processed in accordance with the revised mine plan. In 2003, gold production is forecast at 30,500 ounces at a total cash cost of US$258 per ounce due to lower production rates in the first part of the year.

A major deep drilling program at Sleeping Giant confirmed the lateral extension of Zone 8 above shaft bottom and the identification of significant mineral resources below shaft bottom. As a result, the present shaft will be deepened by approximately 200 metres to access Zones 8 and 30 from three additional levels and permit additional exploration at depth. This investment should extend the mine life by two years and provide an opportunity to discover additional ounces within reach of the expanded infrastructure.

Financial Results

Aurizon strengthened its balance sheet considerably during 2002, eliminating all long-term debt and finishing the year with $12.4 million in cash. In addition, Aurizon acquired the residual gold indexed net smelter royalty on Casa Berardi for approximately $1.2 million.

Casa Berardi

One of the most satisfying aspects of the year was the re-initiation of exploration activity at Casa Berardi, after a two year hiatus due to financial constraints, caused by low gold prices. Our objective is to expand the gold resources and ultimately increase the mineral reserves by exploring an area located 300 to 700 metres east of the West Mine, along the dip extension of the Principal Zone, at depths of 500 to 1000 metres below surface. The drilling has discovered additional mineralized zones along the Casa Berardi fault, which indicate that we are on track to significantly increase resources. A further drill program is planned for the current year to test the extensions of these new zones up to 1,500 metres east of our proposed shaft location, and on deep exploration targets east of and below known resources and reserves.

Outlook

The future performance of our share price will be governed by the following factors: exploration success at both Casa Berardi and Sleeping Giant; completion of a bankable feasibility study at Casa Berardi; the prevailing gold price; and consolidation within the gold producers.

Significant exploration programs are underway to test prospective targets and add ounces at both properties. At Casa Berardi, we will continue to test the untapped exploration potential that exists to depth between the West Mine and East Mine areas, a distance of approximately 5 km. Our long-term objective is to substantially increase the size of reserves and resources at Casa Berardi, where we believe there is excellent potential to find additional mines within our large land position. At Sleeping Giant, we will test various targets, including the updip extension of Zone 8, which is the major producing zone.

We have commenced a major underground program at Casa Berardi to access Zone 113 in order to upgrade the quality of the ounces contained therein. Our objective is to incorporate the information obtained from both the underground and surface exploration programs into an updated bankable feasibility study in mid 2004, in order to secure production financing for the project.

3 Aurizon Mines Ltd. Annual Report 2002 Report to Shareholders

The Trend is Your Friend

DAILY GOLD PRICE – June 23, 2001 to current
Iraq Crisis
Terrorist attack
On the WTC
9/11
390
380
370
360
350
340
330
320
310
300
290
280
270
260
25-Jun
18-Sep
11-Dec
12-Mar
11-Jun
4-Sep
27-Nov
26-Feb
Modified from M. Murenbeeld & Associates Inc.

We believe that we are in the early stages of a sustained uptrend in gold price, for the following reasons:

- Economies throughout the world are struggling, requiring stimulation through growth in money supply. As money supply grows, gold normally rises.
- We are in a period of low interest rates and as real interest rates become negative, gold normally increases.
- The U.S. current account deficit is at record levels, suggesting that the US dollar must decline, which should be positive for gold.
- Producer hedging has declined, if not turned negative with major hedgers reducing their positions, which should lead to a strengthening gold price in the future.
- World stock markets are declining, investors are losing confidence in financial assets and will, ultimately, turn to the traditional safe haven of gold.

We truly believe that we are at a period of rare opportunity for investment in gold and gold stocks.

The gold industry is in a period of consolidation which we feel will continue. Due to the decrease in world-wide exploration activity, mine production will probably decline in future years. In addition, there are few other advanced stage projects available to fill the void created by depletion of existing reserves. As a result, premium values will be awarded to projects which have good infrastructure, significant gold resources and a large prospective land position situated in a mining-friendly jurisdiction.

Appreciation

We welcome new shareholders, and thank our long-standing shareholders for their support and encouragement over the years. We also recognize the contribution made by our small team of dedicated employees to the significant progress achieved.

We look forward to another year of successful exploration and increasing gold prices and remember

"The best place to find gold….is in a gold mine!"

April 9, 2003

David P. Hall,
Chairman, President and Chief Executive Officer

Report to Shareholders Annual Report 2002 Aurizon Mines Ltd. 4

CASA BERARDI PROJECT

Location	95 kilometres north of La Sarre, northwestern Québec
Ownership	100%
Mineral Gold Reserves	1.5 million ounces (6.9 million tonnes at 6.7 grams/tonne)
Mineral Gold Resources	1.1 million ounces (4.5 million tonnes at 7.7 grams/tonne)
Estimated Capital Costs	Cdn$121 million (US$78 million)
Estimated Pre-production Period	2.5 years
Estimated Total Cash Costs	US$145 per ounce
Estimated Sustaining Capital Costs	US$22 per ounce
Estimated Annual Gold Production	± 200,000 ounces
Planned Milling Rate	2,800 tonnes/day : 966,000 tonnes/year
Anticipated Gold Recoveries	92%
Planned Mining Method	Sequential long hole blasting followed by cement paste backfill

Location and History

The Casa Berardi project is situated 95 kilometres north of the city of La Sarre, in the Abitibi region of northwestern Quebec, one of the most prolific gold producing regions in the world. The property covers an area of 32,000 acres along a 37 kilometre section of the Casa Berardi corridor that hosts excellent untested exploration potential.

Previous mining operations were performed from ramps accessing the upper part of the deposits at the East and West Mines, from which a total of 3.7 million tonnes, at an average gold grade of 6.7 grams per tonne, were extracted between 1988 and 1997 to produce 688,000 ounces of gold. The gold distribution at Casa Berardi is approximately 6,200 ounces per vertical metre, which compares very favourably with major gold mines in the Abitibi belt.

It was recognized that the key to returning this deposit to active mine status was discovering enough new ounces of gold to sustain consistent production over a long life. Aurizon's purchase of Casa Berardi was predicated by the belief that **the best place to find gold…is in a gold mine.**

Exploration

Immediately after acquiring the property, Aurizon commenced an initial diamond drill program with the objective of increasing the gold mineral inventory in the West Mine area from 500,000 ounces to 1,000,000 ounces. The program, which was completed in August 1999, totaled 271 drill holes, or 76,582 metres, and was extremely successful in discovering an additional 1.3 million ounces contained in two new Zones (113 and 118) situated to the east of and at depth from the previously identified zones in the West Mine area. The new resources were discovered at the low cost of US$6 per ounce.

5 Aurizon Mines Ltd. Annual Report 2002 Casa Berardi Project

Feasibility Study

In early 2000, Aurizon, with the assistance of several independent consultants, completed a technical and economic evaluation of the West Mine's measured and indicated resources. This evaluation established mineral reserves of 6.9 million tonnes at an average grade of 6.7 grams per tonne or 1.5 million ounces.

Considering the volume and depth of the resources below surface, the study included the cost of sinking a 1,033 metre vertical shaft capable of sustaining a daily ore production of up to 4,500 tonnes. Related infrastructure, such as ore and waste pass systems, ramps and lateral development, were designed to ensure optimal efficiency, minimum operating costs and, considering the excellent mineral potential of the West Mine area, to accommodate a long mine life beyond that initially established.

It was estimated that the West Mine operation could sustain a daily ore production of 3,920 tonnes, 5 days a week, whilst the mill would operate at a daily rate of 2,800 tonnes, 345 days per year. The proposed mining method consisted of "Sequential Long Hole Blasting" of stopes followed by cement paste backfill of the open stopes, with the secondary stopes being mined once the primary stopes are back-filled. This mining method, complemented by additional ground support, should provide full control of stopes in areas of poor ground conditions. Based on the results of rock mechanics studies, the stope size would be a maximum 15 metre length along the longitudinal axis of the deposit with a 20 metre to 25 metre height and the width of the stopes would be determined by the number of blocks along the thickness of the ore body, which in the case of the 113 and Lower Inter Zones averages 9 metres and 20 metres, respectively. The approach took into account the fact that the previous operation suffered crown pillar cave-ins between 1992 and 1997.

Processing of the ore would be performed at the existing facilities, which contain a standard cyanidation carbon-in-leach circuit. Metallurgical testwork indicated that the addition of a gravity separation circuit should achieve gold recoveries of 92%. With minor modifications, the existing mill could operate at 2,800 tonnes per day, for an estimated annual production of 966,000 tonnes at a diluted mine grade averaging 6.7 grams per tonne, resulting in estimated annual gold production of approximately 200,000 ounces.

All exploitation permits and authorization certificates issued to the previous operators were transferred into Aurizon's name following acquisition of the project. Modified permits have been received allowing the extraction of 3,920 tonnes per day from the West Mine and the operation of the mill at 2,800 tonnes per day, in accordance with the feasibility study.

Based upon conservative estimates, the pre-production period was estimated to take 30 months and capital expenditures, including a 10% contingency, during that period were estimated at $121 million (US$80 million).

Estimated Operating Costs

It was estimated that on-site mining, milling and administration costs would average $41 per tonne for an estimated total cash cost of US$145 per ounce over the initial estimated mine life of 7.5 years. Total production costs over the initial mine life, including amortization of all acquisition, exploration, pre-production and sustaining capital costs were estimated at approximately US$240 per ounce.

Other Areas

After the completion of the feasibility study in early 2000, Aurizon carried out a compilation and interpretation of geological data along Casa Berardi's 37 kilometre gold corridor, including a detailed interpretation and resource evaluation of the Principal Zone. The Principal Zone, situated one kilometre east of the West Mine area, was being accessed by an exploration drift in order to develop for production just prior to the mine closing in early 1997. This evaluation provided additional undiluted mineral resources of 1.6 million tonnes at an average grade of 6.6 grams per tonne, or approximately 346,000 ounces of gold. The majority of the resources are situated north of the Casa Berardi fault, above the 300 metre level where there is considered to be good down dip potential.

Casa Berardi Project *Annual Report 2002* *Aurizon Mines Ltd.* 6

2002 Financings

The period between the completion of the feasibility study and mid 2002 was difficult for all gold mining companies as gold prices languished below US$300 per ounce. In mid 2002, however, the price of gold started to rebound and Aurizon was able to focus its energies on its future expansion of Casa Berardi. The Company conducted three financings during the year raising just over $20 million in total. The initial financing (at $0.60 per share) was used to fund a $2 million diamond drill exploration program at Casa Berardi. The second financing (at $1.15 per share) was used to make the final payment owing to the property vendor. This payment secured 100% of the Casa Berardi property including a buyout of the outstanding royalty. The last financing completed in 2002 (at $1.35 per share) will be used to fund the initial stage of an underground exploration program at Casa Berardi.

Exploration Success Continues in 2002

Exploration at Casa Berardi during 2002 consisted of a $2 million, 22,000 metre surface diamond drill program. This successful program delineated the newly discovered 118-120 Zones found 300 to 700 metres east of the 113-115 Zone. The 2002 drill campaign was completed in early 2003. A new resource figure incorporating the 2002 drill program will be calculated in the second quarter of 2003.

2003 Outlook and Exploration Potential

An ambitious work program has been planned for Casa Berardi in 2003.

Exploration on the property will be ongoing, incorporating both geophysics on the Casa Berardi 32,000 acre land package and diamond drilling between the West and East Mines. A new $2 million drill program will continue to systematically explore the area east of the current known gold deposits, as well as try to find gold in new locations on the mining lease.

The program will include deepening and extending the present ramp at the West Mine area from the 450 meter level to the 550 metre level, approximately 450 metres east to access the 113 Zone; drifting along Zone 113; definition drilling; and the extraction of a bulk sample. The total program will cost approximately $17 million over a nineteen month period, including site maintenance costs.

On completion of the underground program, Aurizon will update the previous feasibility study incorporating all information obtained from both the underground and ongoing surface exploration programs. A positive bankable feasibility could lead to a production decision at Casa Berardi late in 2004, which would result in production commencing in early 2007.

7 Aurizon Mines Ltd. Annual Report 2002 Casa Berardi Project

Casa Berardi
Mineral Reserves and Mineral Resources [1]

	2002			2000/2001			1999		
	Tonnes (000's)	Grade G/tonne	Gold Ounces	Tonnes (000's)	Grade G/tonne	Gold Ounces	Tonnes (000's)	Grade G/tonne	Gold Ounces
Proven	1,493	5.6	271,500	1,493	5.6	271,500	1,497	5.5	265,500
Probable	5,441	7.0	1,234,000	5,441	7.0	1,234,000	5,446	7.0	1,227,000
Mineral Reserves - West Mine	**6,934**	**6.7**	**1,505,500**	**6,934**	**6.7**	**1,505,500**	**6,943**	**6.7**	**1,492,500**
West Mine									
Measured	181	5.5	32,000	181	5.5	32,000	181	5.5	32,000
Indicated	345	4.7	52,000	345	4.7	52,000	345	4.7	52,000
Inferred	1,263	11.0	446,000	1,263	11.0	446,000	1,266	11.0	446,000
Other									
Measured	206	7.3	48,000	206	7.3	48,000	179	7.5	43,000
Indicated	1,365	6.5	285,000	1,365	6.5	285,000	277	6.2	55,000
Inferred	1,178	7.0	266,000	1,178	7.0	266,000	987	6.9	220,000
Mineral Resources [2]	**4,538**	**7.7**	**1,129,000**	**4,538**	**7.7**	**1,129,000**	**3,235**	**8.2**	**848,000**

(1) **Mineral reserves and mineral resources were calculated by Mahmood Hasan, M.Sc. Econ.Geol., Geologist, Casa Berardi, and and audited by Dessau-Soprin Inc. using a long-term gold price of US$305 per ounce.**

(2) **Mineral resources are undiluted.**

Casa Berardi Project *Annual Report 2002* *Aurizon Mines Ltd.* 8

SLEEPING GIANT MINE

Location..	130 kilometres N.W. of Val-d'Or, Quebec
Ownership..	50 %
Operator...	Cambior Inc.
Mineral Gold Reserves – 100%............	155,000 ozs.
Mineral Gold Resources – 100%..........	109,000 ozs.
Estimated 2003 production – 100%......	60,000 ozs.
Estimated 2003 total cash costs...........	US$258 per ounce
Mill capacity...	900 tonnes per day
Mining method.......................................	Shrinkage and sub-level stoping

Results of Operations

Gold production from the Sleeping Giant mine increased to 33,050 ounces in 2002, compared to 31,900 ounces produced in 2001 as a result of processing higher grade ore, primarily from Zone 8. The average ore grade increased 9% to 10.5 grams per tonne compared to 9.6 grams per tonne achieved the previous year.

A 5% decline in ore production, in accordance with a revised mining plan, necessitated by a change in mining method during the year to accommodate the flatter dipping Zone 8, resulted in unit operating costs rising to $124 per tonne compared to $109 per tonne achieved the previous year. However, these higher unit operating costs were mitigated by mining higher grade ore, which resulted in total cash costs increasing to US$242 per ounce compared to US$236 per ounce in 2001.

More than 68,000 metres of exploration and reserve development drilling, together with nearly 1,400 metres of development drifting were completed in 2002 as part of the capital investment necessary to sustain operations. Aurizon's share of these expenditures totaled $2.7 million. These significant expenditures resulted in the discovery of new mineral reserves that replaced 95% of the gold produced in 2002. Furthermore, the average grade of the mineral reserves increased at year end by 7.5% to 12.8 grams of gold per tonne.

The exploration drill program in 2002 and early 2003 has also identified new mineral resources below the 785 metre level, the lowest level in the mine **confirming that the best place to find gold…is in a gold mine.** A new resource calculation as of February 1, 2003, reflects a 21% increase in inferred gold resources and a 3% increase in mineral reserves from those determined at the end of 2002.

As a result of the discovery of these new mineralized zones, a decision was made in March 2003, to deepen the current mine shaft by 200 metres to a depth of 1,060 metres. The total investment will be in the order of $7 million, of which $3.5 million is Aurizon's share. These expenditures will be incurred between the first quarter of 2003 and the third quarter of 2004. The investment also includes lateral and vertical development, the establishment of diamond drill stations to verify the potential extensions of currently known mineralized zones or new mineralized zones below level 785, as well as the purchase of equipment. Shaft deepening and development work is not expected to disturb the scheduled production rate of the Sleeping Giant mine.

The shaft deepening will permit access to 77,000 tonnes of probable reserves at a grade of 12.2 grams of gold per tonne and 192,000 tonnes of inferred mineral resources at a grade of 10.3 grams of gold per tonne.

9 Aurizon Mines Ltd. Annual Report 2002 Sleeping Giant Mine

2003 Outlook

Aurizon's share of targeted production from Sleeping Giant for 2003 is 30,500 ounces of gold at an estimated total cash cost of US$258 per ounce. The 2003 mine plan anticipates mill throughput of approximately 160,000 tonnes at an average gold grade of 12 grams per tonne.

A 56,000 metre drill program to test the depth extensions of the mineralized zones and other high potential sectors of the mine, in order to increase mineral reserves and resources, is scheduled in 2003.

Sleeping Giant Mine Production and Cost Data

	2002	2001	2000	1999	1998
Production (100%):					
Ore milled (tonnes)	202,800	214,067	221,250	208,408	191,778
Ore grade - gold (grams/tonne)	10.5	9.6	11.14	11.96	11.97
Mill recoveries - %	97.0%	96.7%	98.4%	94.2%	96.7%
Gold production – ozs	66,100	63,859	77,961	75,482	71,362
Aurizon's Share - 50%	**33,050**	**31,929**	**38,980**	**37,741**	**35,681**
Costs(US$/oz):					
Total cash cost	$242	$236	$191	$211	$200
Reclamation	$0	$0	$0	$5	$6
Depreciation & depletion	$46	$36	$61	$45	$34
Total production cost (US$/oz)	**$288**	**$272**	**$252**	**$261**	**$240**

Sleeping Giant Mineral Reserves and Mineral Resources (1)

	2002			2001			2000		
	Tonnes (000's)	Grade g/tonne	Gold Ounces	Tonnes (000's)	Grade g/tonne	Gold Ounces	Tonnes (000's)	Grade g/tonne	Gold Ounces
Proven	177	12.6	71,800	125	10.7	43,000	192	10.3	64,000
Probable	200	12.9	83,000	290	12.3	115,000	148	12.0	57,000
Mineral Reserves	377	12.8	154,800	415	11.9	158,000	340	11.1	121,000
Aurizon's Share - 50%			**77,400**			**79,000**			**60,500**
Indicated	-	-	-	-	-	-	92	9.6	29,000
Inferred	317	10.7	109,200	224	10.8	77,000	285	9.0	82,000
Mineral Resources (2)	317	10.7	109,200	224	10.8	77,000	377	9.1	111,000
Aurizon's Share - 50%			**54,600**			**38,500**			**55,500**

(1) **Mineral reserves and mineral resources at December 31, 2002, were calculated by François Blanchet, P. Eng., Chief Geologist and Daniel Vallières, P. Eng., Chief Engineer at Sleeping Giant Mine, using a long-term gold price of US$325 per ounce.**

(2) **Mineral resources are stated after applying historic mining dilution factors.**

Sleeping Giant Mine *Annual Report 2002* *Aurizon Mines Ltd.* 10

MANAGEMENT'S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Management's discussion and analysis provides a review of the performance of Aurizon's business and compares its 2002 performance with those of the preceding two years. Issues and risks that can be expected to impact future operations are also discussed.

Overview

Aurizon is a Canadian-based gold mining company with operations and exploration activities in north-western Quebec, one of the world's most prolific gold and base metal regions. Aurizon owns 50% of the Sleeping Giant mine and 100% of the advanced development stage Casa Berardi project. The Sleeping Giant mine produced 33,000 ounces of gold to Aurizon's account in 2002 at a cash cost of US$242 per ounce.

Higher realized gold prices, stable gold production, and lower care and maintenance costs improved Aurizon's 2002 financial results compared to the two prior years. For 2002, Aurizon incurred a net loss of $2.8 million or $0.05 per share, compared to a net loss of $6.1 million or $0.16 per share in 2001, and a net loss of $8.4 million or $0.22 per share in 2000. The 2001 and 2000 results included non-cash write-downs of resource assets totaling $1.1 million and $8.6 million respectively.

Operating cash flow from Sleeping Giant in 2002 supported the care and maintenance costs at Casa Berardi totaling $2.5 million, resulting in modest corporate cash flow for the year. Operating cash flow generated $0.2 million in 2002, compared to negative cash flow of $2.8 million, and positive cash flow of $6.2 million in 2001 and 2000, respectively.

Three equity financings provided $20.1 million to Aurizon in 2002, allowing the elimination of long term debt and the reinitiation of exploration activity at Casa Berardi. At December 31, 2002, Aurizon had cash and working capital of $12 million.

Gold Production

Total gold production in 2002 increased to 33,000 ounces from 31,900 ounces in 2001. Total gold production in 2000 was 56,100 ounces, of which 17,100 ounces were attributable to the Beaufor mine, whose operations were suspended in August 2000, and subsequently sold in April 2001.

Revenue

Higher realized gold prices together with a modest increase in gold production in 2002 resulted in an 18% increase in revenue from mining operations compared to 2001. Revenue from mining operations in 2002 was $16.4 million compared to $13.9 million in 2001, and $24 million in 2000. Revenue in 2000 included gold production from the Beaufor mine. The average gold price realized in 2002 was US$310 per ounce, matching the average London afternoon fixing, higher than the US$276 and US$287 per ounce achieved in 2001 and 2000, respectively. During 2002, Aurizon's foreign currency contracts were settled at rates that matched the yearly average exchange rate of 1.57, resulting in Aurizon realizing a Canadian dollar gold price of $487 per ounce. This compares favourably with Canadian dollar realized gold prices per ounce of $428 and $424 in 2001 and 2000, respectively.

Aurizon's ability to generate mine operating profits from its current operations is related, in part, to the market price of gold. Gold trades on the global commodity exchanges and its price is affected by numerous factors beyond the control of Aurizon. With expectations of higher gold prices in 2002, a significantly reduced hedging program contributed revenue of $22,000 in 2002, down from $256,000 and $555,000 in 2001 and 2000, respectively. At December 31, 2002 Aurizon had less than one month's production hedged.

The average London gold price rose 14% in 2002 to US$310 per ounce compared to the prior year's US$271 per ounce, the lowest average annual price in twenty-three years. Current prices are still significantly below historical gold prices, which had averaged US$386 per ounce over the twenty-year period prior to 1999. The low gold prices

11 Aurizon Mines Ltd. Annual Report 2002 Management's Discussion

for the last four years have been largely driven by central bank selling, speculative short positions and a very strong U.S. dollar.

Interest, royalty and other income in 2002 totaled $656,000, compared to $692,000 in 2001 and $376,000 in 2000. Royalty income from the Beaufor mine which reopened under new owners in 2002 provided $350,000. Other income in 2001 includes $620,000 of gold recovered from the circuit of a mill prior to its disposition.

Expenses

Mine operating costs in 2002 increased 8% to $12.6 million from $11.7 million in 2001, due to higher unit mining costs at Sleeping Giant. Unit operating costs rose to $124 per tonne, compared to $109 per tonne in 2001, resulting in total cash costs per ounce of US$242 compared to US$236 in 2001. A 9% increase in ore grade due to higher grade ore from Zone 8, partially offset by a 5% decline in ore mined, resulted in total gold production increasing by 4% during the year compared to 2001.

In 2000, mine operating costs included Beaufor mine costs up to the date of suspending operations and totaled $16.9 million or US$203 per ounce. Aurizon's 50% interest in the Beaufor mine was sold in 2001 for cash and a gold-indexed royalty on future production.

Depreciation and depletion expense totaled $2.4 million in 2002, compared to $1.8 million in 2001, and $4 million in 2000. In aggregate, consolidated depreciation, depletion and reclamation costs per ounce totaled US$46 in 2002 compared to US$36 and US$50 in each of the two prior years. A 2% decline in ore reserves at Sleeping Giant together with an increase in capitalized costs associated with exploration and development activities were the main contributing factors to the higher unit charges in 2002. No changes to the provision for reclamation have been necessary since 2000 when an additional provision of $120,000 was made.

Administrative and general costs have remained stable for the past two years at $1.6 million and compared to $2.2 million in 2000. The 27% decrease in 2001 from 2000 reflects cost cutting measures, including staff reductions, which also resulted in additional one-time restructuring costs of $788,000.

Care and maintenance costs decreased to $2.5 million compared to $3.1 million in 2001. The 2002 costs related solely to Casa Berardi, whereas in 2001, costs of $2.6 million were associated with Casa Berardi and additional costs of $0.5 million were incurred at Beaufor up to the date of disposition. Prior to 2001, Casa Berardi costs were capitalized as Aurizon was conducting significant exploration activity to advance the development of the project. In 2000, care and maintenance costs at Beaufor totaled $672,000.

During 2002, exploration and property investigation costs decreased to $81,000 from $203,000 in 2001, and $217,000 in 2000.

The write off of deferred finance costs associated with the early repayment of the Casa Berardi obligation, and interest costs on that obligation totaled $482,000 in 2002 compared to $254,000 in 2001.

As a result of the decision to sell non-core assets in 2001, the Beaufor mine was sold, resulting in a loss on sale totaling $251,000.

During 2001, Aurizon incurred aggregate non-cash charges of $1.1 million in respect of the carrying values of its non-producing mineral properties. In 2000, these charges totaled $8.6 million which included write-downs of $1.5 million and $1.7 million, respectively, against Aurizon's interests in the Beaufor and Sleeping Giant mines. There were no write-downs of mineral properties in 2002.

Aurizon realized a gain of $36,000 in 2002 on the disposal of surplus equipment, compared to gains of $277,000 and $38,000 in 2001 and 2000, respectively.

Capital tax expense for 2002 was $157,000, compared to $126,000 and $139,000 recorded in 2001 and 2000, respectively. Income tax expense is in respect of large corporations tax and was $61,000, $45,000 and $43,000 in 2002, 2001 and 2000, respectively.

Management's Discussion *Annual Report 2002* *Aurizon Mines Ltd.* 12

Cash Flow

Operating Activities

Operations generated $0.2 million of cash during 2002, as cash flow from Sleeping Giant exceeded site maintenance costs at Casa Berardi and corporate costs. This is an improvement from the previous year, during which, $2.8 million was consumed by operations. Operations provided cash flow of $6.2 million in 2000, reflecting eight months of cash flow from Beaufor operations prior to suspending operations and the capitalization of Casa Berardi site costs due to the value-added work provided during the completion of a feasibility study.

Investing Activities

Three equity financings in 2002 allowed the reinstatement of exploration activities at Casa Berardi, which, together with a major exploration program at Sleeping Giant, resulted in aggregate investing activities totaling $5.9 million in 2002. In contrast, the divestiture of the Beaufor Mine, non-core assets and gold recoveries from an idle mill facility exceeded capital expenditures by $1.1 million in 2001. Aggregate capital expenditures incurred in 2000 totaled $6.5 million.

Mineral property expenditures in 2002 totaled $5.8 million, of which $3.1 million was invested at Casa Berardi and $2.7 million was invested at Sleeping Giant. At Casa Berardi, $1.1 million was paid to acquire the residual net smelter royalty from the original vendors and $2.0 million funded 21,000 metres of exploration drilling east of Zone 113. At Sleeping Giant, $2.7 million was invested in 68,000 metres of exploration drilling and approximately 1,400 metres of drifting. In 2001, mineral property expenditures totaled $1.8 million, all of which was invested at Sleeping Giant, primarily in the exploration and development of the 8 Zone and to fund 50,000 metres of exploration drilling. In 2000, mineral property expenditures totaled $6 million, of which, $4 million was incurred at Casa Berardi related to engineering costs incurred in connection with the feasibility study completed in the first quarter of the year, and ongoing site costs. Mineral property expenditures in 2000 also included $1.6 million incurred at Sleeping Giant, including 1,198 metres of drift development and 44,600 metres of exploration diamond drilling; and $402,000 incurred at Beaufor.

In 2002 and 2001, property, plant and equipment additions totaled $220,000 and $114,000, respectively, the majority of which was spent on mine equipment at Sleeping Giant. In 2000, expenditures totaled $574,000, including mining equipment purchases of $333,000 and $164,000, respectively, at Beaufor and Sleeping Giant.

In 2001, investing activities include the sale of Aurizon's 50% interest in the Beaufor mine for cash consideration of $1.7 million and $1.0 million of income from gold recovered from the mill circuit at Casa Berardi.

Sales of surplus equipment generated proceeds in 2002, 2001 and 2000 of $97,000, $369,000, and $76,000, respectively.

Financing Activities

Three equity financings, the exercise of warrants attached to these issuances, and the exercise of incentive stock options resulted in net proceeds of $20.1 million in 2002. As at December 31, 2002, there were 5.4 million warrants outstanding at an average exercise price of $0.75 per share, of which 4.6 million warrants at an average price of $0.65 per share expire on June 30, 2003. In 2001 and 2000, the exercise of share purchase warrants and incentive stock options generated proceeds of $69,000 and $109,000.

In respect of non-cash financing activities impacting share capital, Aurizon issued 639,246 shares in 2002 and 1,320,907 shares in 2001 having fair values of $290,000 and $446,000, respectively, as consideration for interest and deferred finance costs associated with the Casa Berardi acquisition.

During 2002 and 2001, Sleeping Giant received non-repayable government grants to fund ongoing exploration activities, of which Aurizon's share was $52,000 and $337,000, respectively. During 2000, Aurizon received

13 Aurizon Mines Ltd. Annual Report 2002 Management's Discussion

$104,000 in respect of financial assistance from the Ministry of Natural Resources of Quebec for exploration activity at Casa Berardi.

In 2002, Aurizon received $0.6 million of provincial refundable mining duties in respect of certain eligible exploration expenditures.

The equity financings in 2002 allowed the early repayment of long-term debts totaling $4.3 million, which was the remaining Casa Berardi acquisition obligation totaling $3.9 million and deferred hydro charges totaling $0.4 million. During 2001, $120,000 of long-term debt was repaid.

Aurizon's aggregate operating, investing and financing activities during 2002 resulted in a net $10.7 million increase in its cash balances. As at December 31, 2002, cash and cash equivalents stood at $12.4 million, compared to $1.8 million in 2001 and $3.2 million in 2000.

Balance Sheet

The total assets of Aurizon increased to $43 million at December 31, 2002 from $29 million the previous year. At the end of 2002, Aurizon had working capital of $12 million compared to $1.2 million at the end of 2001. Aurizon has no debt at December 31, 2002 compared to long-term debt of $4.2 million the previous year. Shareholders' equity increased to $36.1 million at December 31, 2002, compared to $18.7 million the previous year, primarily as a result of the significant equity financings completed in 2002.

The convertible debentures totaling $6.5 million will mature on May 31, 2003, and are convertible into common shares of the Company at $0.60 per share, at any time prior to maturity. On May 31, 2003 these debentures automatically convert into 11,666,690 common shares of the Company.

Outlook

Aurizon's share of gold production from Sleeping Giant in 2003 is expected to decrease 8% from 2002 levels to 30,500 ounces as a result of lower anticipated ore production due to a change in mining method of Zone 8, thereby reducing the availability of ore in the first half of 2003. Total cash costs per ounce are expected to increase to US$258 in 2003, compared to US$242 achieved in 2002 due to the lower production rates and the necessity to utilize a more expensive mining method to extract ore from a flatter dipping Zone 8.

Based upon estimated ore grades, production rates, operating costs, an average forecast gold price of US$350 per ounce, and an average U.S. dollar exchange rate of 1.50, the Sleeping Giant Mine is expected to provide approximately $4.4 million in operating cash flow to Aurizon during the year. From this amount, Aurizon intends to fund $3.0 million of exploration, development, and capital expenditures at Sleeping Giant, resulting in net minesite cash flow of approximately $1.4 million. The projected profitability of Sleeping Giant will be influenced by changes in the grade of ore mined from that estimated, and by fluctuations in gold prices and foreign exchange rates over which Aurizon has no control.

In March 2003, a decision was made to deepen the current production shaft at Sleeping Giant by 200 metres to allow access to 77,000 tonnes of probable mineral reserves at a gold grade of 12.2 grams/tonne and 192,000 tonnes of inferred mineral resources at a gold grade of 10.3 grams/tonne. Aurizon's share of the cost is estimated at approximately $3.5 million and will be incurred between the end of the first quarter of 2003 and the third quarter of 2004. This program should extend the mine life of Sleeping Giant by two years and provide the opportunity to find more ounces within reach of the infrastructure.

Aurizon's operations are very sensitive to the grade of ore mined. The 2003 mine plan for Sleeping Giant anticipates mill throughput of 161,000 tonnes at a grade of 12 grams per tonne. A 10% change in grade would impact Aurizon's forecast 2003 cash flow by $1.6 million.

Management's Discussion *Annual Report 2002* *Aurizon Mines Ltd.* 14

A US$10 per ounce change in the US$350 per ounce gold price used in Aurizon's 2003 forecast, would have a $500,000 impact on forecast cash flow. The gold price was relatively volatile during 2002, with the London afternoon fixing ranging from a high of US$349 per ounce in December, to a low of US$278 per ounce in January, before closing the year at US$343 per ounce. Market sentiment improved dramatically in 2002 and early 2003 as gold prices breached the US$380 mark. As at December 31, 2002, Aurizon had less than one month's gold production hedged.

A change of 0.05 in the 1.50 U.S. to Canadian dollar exchange rate used in Aurizon's 2003 forecast, would impact cash flow by approximately $500,000. In 2002, the Canadian dollar ranged from 1.511 to 1.613 against the U.S. dollar and averaging 1.570 for the year.

A major underground exploration program at Casa Berardi will commence in early 2003 to extend the present ramp at the West Mine area out to Zone 113 at the 550 metre level. This nineteen month program will provide access to Zone 113 to allow in-fill definition drilling and the extraction of a bulk sample in order to increase the confidence level of the grade, continuity and extent of Zone 113. The costs of this program, including site maintenance costs, are estimated to be $11 million in 2003. In addition, a $2 million, 20,000 metre drill program is planned to provide further infill drilling in the 118-120 Zone area and to perform step-out drilling between this area and the East Mine. The objective of these programs is to upgrade the quality of existing reserves and delineate additional reserves in order to secure project financing for the development of a commercial mining operation.

Aurizon relies on net minesite cash flow from Sleeping Giant to cover corporate costs and on equity capital to fund significant exploration and development activity at Casa Berardi. The successful completion of three equity financings in 2002, which realized net proceeds in excess of $20 million, combined with the anticipated exercise of share purchase warrants in June 2003, should provide sufficient funding for Aurizon's exploration and development commitments for 2003. Aurizon anticipates sourcing additional equity funding during the course of the year to further the exploration and development of Casa Berardi in 2004, in particular, completion of the underground program.

Risks and Uncertainties

The Company is subject to various risks and uncertainties affecting the financial condition of its business and the industry in which it operates. Such known and unknown risks, uncertainties and other factors, may cause the actual results, performance or achievements of the Company, to be materially different from any future results, performance, or achievements expressed or implied by forward-looking statements. Such factors include, among others, the following: general economic and business conditions, which will, among other things, impact demand for gold and other metals produced by the Company; industry capacity; the ability of the Company to implement its business strategy; changes in, or the unintentional failure to comply with, government regulations (especially safety and environmental laws and regulations); changes in the uses of gold; gold price volatility; increased competition; mining risks; exploration programs not being successful; inability to obtain financing; actual ore reserves being lower than those estimated; inability to obtain or, cancellation of, government permits; changes to regulations and mining law; increased reclamation obligations; title defects with respect to properties; risks associated with international operations; and foreign exchange and currency fluctuations. The reader is advised to read and consider the risk factors more particularly described in the Company's Annual Information Form.

15 Aurizon Mines Ltd. Annual Report 2002 Management's Discussion

Aurizon Mines Ltd.

Management's Responsibility for Financial Reporting

The consolidated financial statements of the Company and all the information included in this annual report are the responsibility of Management of the Company and have been approved by the Board of Directors. The financial statements have been prepared by Management in accordance with accounting principles generally accepted in Canada and, where appropriate, reflect Management's best estimates and judgements based on currently available information.

Management maintains a system of internal controls to provide reasonable assurance that financial information is reliable and accurate and assets are safeguarded.

The Board is responsible for ensuring that Management fulfills its responsibilities for financial reporting and is ultimately responsible for reviewing and approving the financial statements. The Board carries out this responsibility principally through its Audit Committee.

The Audit Committee meets annually with the external auditors to review the financial statements and to discuss audit related matters. The Committee reports its findings to the Board for consideration when approving the financial statements for issuance to the shareholders. The members of the Committee are independent directors. The Board meets with Management on a quarterly basis to review and approve interim financial statements and to discuss financial performance compared to forecast.

The Company's independent auditors, PricewaterhouseCoopers LLP were appointed by the shareholders to conduct an audit in accordance with Canadian generally accepted auditing standards and their report follows.

David P. Hall
Chairman, President and
Chief Executive Officer

Vancouver, B.C., Canada
March 7, 2003

Auditors' Report
To the Shareholders of Aurizon Mines Ltd.

We have audited the consolidated balance sheets of Aurizon Mines Ltd. as at December 31, 2002 and 2001 and the consolidated statements of operations and deficit and cash flow for each of the years ended December 31, 2002, 2001 and 2000. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards in Canada and the U.S. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the company as at December 31, 2002 and 2001 and the results of its operations and its cash flow for each of the years in the three-year period ended December 31, 2002 in accordance with Canadian generally accepted accounting principles. As required by the British Columbia Company Act, we report that, in our opinion, these principles have been applied on a basis consistent with that of the preceding year.

PricewaterhouseCoopers LLP

Chartered Accountants
Vancouver, B.C., Canada
March 7, 2003

Management's Responsibility/Auditors' Report *Annual Report 2002* *Aurizon Mines Ltd.* 16

Aurizon Mines Ltd.
Consolidated Balance Sheets
As at December 31, (in Canadian Dollars)

	2002	2001
	$	$
ASSETS		
CURRENT		
Cash and cash equivalents	**12,441,888**	1,787,055
Bullion settlements	**606,045**	476,528
Accounts receivable	**1,118,180**	1,030,522
Prepaids	**293,900**	212,180
Inventory	**436,573**	551,198
TOTAL CURRENT ASSETS	**14,896,586**	4,057,483
DEFERRED FINANCE COSTS (Note 6)	**-**	291,667
PROPERTY, PLANT AND EQUIPMENT (Note 4)	**6,624,089**	7,075,881
MINERAL PROPERTIES (Note 5)	**21,144,354**	17,932,192
TOTAL ASSETS	**42,665,029**	29,357,223
LIABILITIES		
CURRENT		
Accounts payable and accrued liabilities	**2,892,154**	2,858,031
LONG-TERM DEBT (Note 6)	**-**	4,203,506
PROVISION FOR RECLAMATION COSTS (Note 7)	**3,636,405**	3,636,405
TOTAL LIABILITIES	**6,528,559**	10,697,942
SHAREHOLDERS' EQUITY		
COMMITMENT TO ISSUE SHARES	**-**	99,446
SHARE CAPITAL (Note 8) Common shares issued – 63,002,937 (2001 – 40,262,766)	**83,195,861**	62,850,320
CONTRIBUTED SURPLUS	**742,943**	742,943
CONVERTIBLE DEBENTURES (Note 9)	**6,517,534**	6,517,534
DEFICIT	**(54,319,868)**	(51,550,962)
TOTAL SHAREHOLDERS' EQUITY	**36,136,470**	18,659,281
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	**42,665,029**	29,357,223

The attached notes form an integral part of these consolidated financial statements.

Approved on behalf of the Board,

David P. Hall,
Director

Robert Normand,
Director

17 Aurizon Mines Ltd. Annual Report 2002 Financials

Aurizon Mines Ltd.
Consolidated Statements of Operations and Deficit
For the years ended December 31, (in Canadian Dollars)

	2002	2001	2000
	$	**$**	**$**
REVENUE			
Mining operations	**16,372,858**	13,880,853	24,031,515
Interest, royalty and other income	**656,429**	692,023	376,462
	17,029,287	14,572,876	24,407,977
EXPENSES			
Operating costs	**12,552,353**	11,663,097	16,889,963
Depreciation and depletion	**2,365,676**	1,788,677	4,013,995
Provision for reclamation	**-**	-	120,031
Administrative and general costs	**1,602,487**	1,647,016	2,170,330
Restructuring costs	**-**	788,148	-
Care and maintenance costs (Note 5)	**2,532,458**	3,081,698	671,643
Exploration and property investigation	**80,772**	202,770	216,677
Interest and financing costs	**481,966**	254,217	-
Loss on sale of resource assets	**-**	250,679	-
Write-down of resource assets	**-**	1,073,817	8,558,028
Gain on sale of property, plant and equipment	**(35,511)**	(276,637)	(37,737)
Capital taxes	**157,358**	126,347	139,138
	19,737,559	20,599,829	32,742,068
LOSS FOR THE YEAR BEFORE INCOME TAXES	**(2,708,272)**	(6,026,953)	(8,334,091)
INCOME TAX EXPENSE (Note 11)	**(60,634)**	(44,555)	(43,271)
NET LOSS FOR THE YEAR	**(2,768,906)**	(6,071,508)	(8,377,362)
DEFICIT – BEGINNING OF YEAR	**(51,550,962)**	(45,479,454)	(37,102,092)
DEFICIT – END OF YEAR	**(54,319,868)**	(51,550,962)	(45,479,454)
LOSS PER SHARE (Note 10) - Basic and Diluted	**(0.05)**	(0.16)	(0.22)
Weighted average number of Common shares outstanding	**51,942,493**	39,013,351	38,367,748

The attached notes form an integral part of these consolidated financial statements.

Financials *Annual Report 2002* *Aurizon Mines Ltd.* 18

Aurizon Mines Ltd.
Consolidated Statements of Cash Flow
For the years ended December 31, (in Canadian Dollars)

	2002	2001	2000
	$	$	$
OPERATING ACTIVITIES			
Net loss for the year	**(2,768,906)**	(6,071,508)	(8,377,362)
Add (deduct) items not requiring an outlay of cash:			
Depreciation and depletion	**2,476,653**	1,929,197	4,198,961
Provision for reclamation	**-**	-	120,031
Interest and financing	**481,966**	254,217	-
Write-down of resource assets	**-**	1,073,817	8,558,028
Loss on sale of resource assets	**-**	250,679	-
Gain on sale of property, plant and equipment	**(35,511)**	(276,637)	(37,737)
Care and maintenance (Note 6 (b))	**118,356**	323,106	-
Cash flow from operations	**272,558**	(2,517,129)	4,461,921
Decrease (increase) in non-cash working capital items (Note 13)	**(39,736)**	(243,830)	1,690,545
	232,822	(2,760,959)	6,152,466
INVESTING ACTIVITIES			
Property, plant and equipment	**(220,393)**	(113,967)	(574,173)
Cost recoveries from non-operating assets	**-**	989,321	-
Mineral properties	**(5,796,165)**	(1,839,738)	(6,033,757)
Sale of Beaufor Mine	**-**	1,664,384	-
Proceeds on disposal of property, plant and equipment	**96,748**	369,127	75,772
	(5,919,810)	1,069,127	(6,532,158)
FINANCING ACTIVITIES			
Government grant (Note 5)	**52,400**	337,495	103,759
Mining duties	**555,487**	-	-
Issuance of shares	**20,055,796**	69,450	108,582
Long-term debt repayments	**(4,321,862)**	(119,600)	-
	16,341,821	287,345	212,341
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	**10,654,833**	(1,404,487)	(167,351)
CASH AND CASH EQUIVALENTS - BEGINNING OF YEAR	**1,787,055**	3,191,542	3,358,893
CASH AND CASH EQUIVALENTS - END OF YEAR	**12,441,888**	1,787,055	3,191,542

The attached notes form an integral part of these consolidated financial statements.
Supplemental cash flow information is disclosed in note 13.

19 Aurizon Mines Ltd. Annual Report 2002 Financials

Aurizon Mines Ltd.
Notes to Consolidated Financial Statements
For the years ended December 31, 2002, 2001 and 2000

1. NATURE OF OPERATIONS

The Company is engaged in mining and related activities in Quebec, Canada, and its principal product is gold bullion.

The Company's results are impacted by the price of gold. Gold prices fluctuate and are affected by numerous factors, including expectations with respect to the rate of inflation, exchange rates, interest rates, global and regional political and economic crises and governmental policies with respect to gold holdings by central banks. The demand for and supply of gold affect gold prices but not necessarily in the same manner as demand and supply affect the prices of other commodities. The supply of gold consists of a combination of mine production and existing stocks of bullion and fabricated gold held by governments, public and private financial institutions, industrial organizations and private individuals. The demand for gold consists of jewelry and investment demand. Gold can be readily sold on numerous markets throughout the world and its market value can be readily ascertained at any particular time. As a result, the Company is not dependent upon any one customer for the sale of its product.

The Company relies on the Sleeping Giant Mine as its only current source of operating cash flow. Production based on current reserves is expected to continue for approximately three years. Additional production from Sleeping Giant will be dependent on the results of future exploration and development programs to discover new reserves.

A significant focus of the Company's activities is currently the continuing exploration of the Casa Berardi property. A major underground and surface exploration program is underway in order to advance the project to commercial production.

2. SIGNIFICANT ACCOUNTING POLICIES

a) Canadian Generally Accepted Accounting Principles

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles. Measurement differen ces between Canadian and United States generally accepted accounting principles which would have a material effect on these consolidated financial statements are explained in note 15.

b) Principles of Consolidation

Certain of the Company's activities are undertaken in joint ventures with other parties. The Company accounts for its investments in joint ventures using the proportionate consolidation method.

c) Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and related notes. Significant areas where management's judgment is applied are asset valuations, contingent liabilities, future income tax valuation reserves and environmental and post-closure obligations. Actual results could differ from those estimates.

d) Cash Equivalents

The Company considers cash equivalents to be cash, as well as all short-term investments with a maturity of 90 days or less at the date of acquisition.

e) Inventory

Inventory is comprised of mine supplies and broken ore awaiting processing and is recorded at the lower of cost and net realizable value.

Financials *Annual Report 2002* *Aurizon Mines Ltd.* 20

Aurizon Mines Ltd.

2. SIGNIFICANT ACCOUNTING POLICIES (Continued)

f) Mineral Properties

i) Producing Mineral Properties

Producing mineral properties are carried at cost, less accumulated depreciation, depletion, and write-downs. Carrying values of producing mineral properties are reviewed when events or conditions occur that suggest possible impairment and, where necessary, are written down to their estimated recoverable amount, determined on a non-discounted basis. Depletion is provided over the estimated life of the asset on a unit-of-production basis using proven and probable reserves. Management's estimates of gold price, recoverable proven and probable reserves, operating, capital and reclamation costs are subject to risks and uncertainties affecting the recoverability of the Company's investment in property, plant and equipment. Although management has made its best estimate of these factors based on current conditions, it is possible that changes could occur in the near term which could adversely affect management's estimate of net cash flows expected to be generated from its operating properties and the need for possible asset impairment write-downs.

Mining operations may be temporarily suspended and a mine placed on a "care-and-maintenance" basis. In this event, all costs incurred are expensed as care and maintenance costs.

ii) Non-Producing Mineral Properties

Acquisition, exploration and development costs associated with a non-producing mineral property are capitalized until the property is producing, abandoned, impaired in value or placed for sale. The costs are transferred to producing mineral properties in the case of a property placed into production. The costs of abandoned properties are charged to earnings when the property is abandoned. Net revenue derived from ore processed up to the point of attaining commercial production is credited to the related deferred expenditures. The costs of properties in excess of their estimated net recoverable amount are charged to earnings if the decision is made to dispose of the property or if it is determined that the property is impaired in value.

Care and maintenance costs are charged to operations during periods in which no significant exploration or development activities are being conducted.

The recoverability of the amounts capitalized in respect of non-producing mineral properties is dependent upon the existence of economically recoverable reserves, the ability of the Company to obtain the necessary financing to complete the exploration and development of the properties, and upon future profitable production or proceeds from the disposition of the properties.

g) Estimates of Proven and Probable Reserves

Management's calculation of proven and probable reserves is based upon engineering and geological estimates and financial estimates including gold prices and operating costs. The Company depreciates some of its assets and accrues for reclamation on a unit-of-production basis over proven and probable reserves. Changes in geological interpretations of the Company's ore bodies and changes in gold prices and operating costs may change the Company's estimate of proven and probable reserves. It is possible that the Company's estimate of proven and probable reserves could change in the near term and could result in revised charges for depreciation, depletion and reclamation in future reporting periods.

h) Property, Plant and Equipment

Property, plant and equipment are recorded at cost less accumulated depreciation and write-downs and are depreciated over their estimated useful lives, primarily on the unit-of-production basis and a 20% declining balance rate for machinery and equipment. Depreciation is not provided on assets not in use.

21 Aurizon Mines Ltd. Annual Report 2002 Financials

Aurizon Mines Ltd.

2. SIGNIFICANT ACCOUNTING POLICIES (Continued)

i) Revenue Recognition

The Company recognizes revenue from metals when they have been extracted and processed at the mill facilities. Revenue amounts recognized but not settled are classified as bullion settlements. The Company uses forward gold and currency contracts to manage its exposure to the fluctuating price of gold and foreign exchange movements. Gains or losses from gold hedging are recognized in revenue as hedged production is delivered.

Royalty income is recognized on an accrual basis when the Company has reasonable assurance with respect to measurement and collectability.

j) Foreign Currency Translation

Foreign currency transactions are translated into Canadian dollars at the rates prevailing on the date of the transactions. Monetary balances are translated at the rate of exchange at the balance sheet date and revenue and expenses are translated at average exchange rates. The resulting gains and losses are included in the determination of earnings.

k) Provision for Reclamation Costs

All of the Company's operations are subject to reclamation, site restoration and closure requirements. Costs related to ongoing site restoration programs are expensed when incurred. A provision for mine closure and site restoration costs is charged to earnings over the lives of the mines on a unit-of-production basis and in the case where the Company has assumed an obligation, the liability is recorded at its estimated fair value. The Company calculates its estimates of the ultimate reclamation liability based on current laws and regulations and the expected future costs to be incurred in reclaiming, restoring and closing its operating mine sites. It is possible that the Company's estimate of its ultimate reclamation liability could change due to possible changes in laws and regulations and changes in cost estimates.

l) Government Assistance

The Company applies for financial assistance from the Government of Quebec with respect to certain exploration and development costs incurred in that province. The assistance is accounted for using the cost reduction approach whereby the amounts received or receivable each year are applied to reduce the cost of the related assets or related deferred expenditures or expenses.

m) Incentive Stock Option Plan

Effective January 1, 2002, the Company adopted the new CICA accounting standard for stock-based compensation which requires prospective application to all stock options granted on or after January 1, 2002. Under this standard, all stock-based payments to non-employees shall be accounted for using the fair value based method of accounting. As permitted by the standard, in respect of stock-based payments to employees and directors, the Company has elected not to follow the fair value based method of accounting for stock options. As a result, the Company discloses in Note 8(d) the pro-forma effect of accounting for stock options granted to employees and directors subsequent to January 1, 2002 using the fair value based method.

n) Income and Resource Taxes

Future income tax assets and liabilities are determined based on the difference between the tax bases of the company's assets and liabilities and the respective amounts reported in the financial statements. The future tax assets or liabilities are calculated using the tax rates for the periods in which the differences are expected to be settled. Future tax assets are recognized to the extent that they are considered more likely than not to be realized.

o) Earnings Per Share

Effective January 1, 2001, the Company adopted the new accounting standard for the calculation of earnings per share which follows the "treasury stock method" in the calculation of diluted earnings per share. Earnings (loss) per share is calculated using the weighted average number of common shares issued and outstanding during the year.

Financials *Annual Report 2002* *Aurizon Mines Ltd.* 22

Aurizon Mines Ltd.

3. INVESTMENTS IN JOINT VENTURES

The Company's proportionate share of its interests in and results from its joint ventures (see note 5) is as follows:

	2002	2001
	$	$
ASSETS		
Current	395,012	718,014
Long-term	4,222,224	3,785,236
	4,617,236	4,503,250
LIABILITIES		
Current	2,349,900	1,919,358
Provision for reclamation costs	2,081,405	2,081,405
	4,431,305	4,000,763
JOINT VENTURERS' EQUITY	185,931	502,487
TOTAL LIABILITIES AND JOINT VENTURERS' EQUITY	4,617,236	4,503,250
REVENUES	16,372,858	13,880,853
EXPENSES	14,918,029	15,344,266
OPERATING EARNINGS (LOSS)	1,454,829	(1,463,413)
CASH PROVIDED BY (USED FOR)		
Operating activities	4,414,792	895,908
Investing activities	(2,896,976)	(285,254)
Financing activities	52,400	337,495

4. PROPERTY, PLANT AND EQUIPMENT

	2002	2001
	$	$
Cost	25,114,165	24,955,581
Accumulated depreciation	(18,490,076)	(17,879,700)
Net Book Value	6,624,089	7,075,881
Net Book Values:		
Sleeping Giant, Quebec	1,149,505	1,460,421
Casa Berardi, Quebec	4,937,838	4,985,538
Others, Canada	536,746	629,922
	6,624,089	7,075,881

23 Aurizon Mines Ltd. Annual Report 2002 Financials

Aurizon Mines Ltd.

5. MINERAL PROPERTIES

	2002			2001		
	Cost	Accumulated depletion and write-downs	Net	Cost	Accumulated depletion and write-downs	Net
	$	$	$	$	$	$
Producing mineral property						
Sleeping Giant, Quebec	46,095,487	(43,022,768)	3,072,719	43,481,875	(41,157,060)	2,324,815
Non-producing mineral property						
Casa Berardi, Quebec	18,071,635	-	18,071,635	15,607,377	-	15,607,377
	64,167,122	(43,022,768)	21,144,354	59,089,252	(41,157,060)	17,932,192

a) Sleeping Giant Mine and Dormex Property

The Company holds a 50% joint venture interest in the Sleeping Giant Mine near Amos, Quebec, subject to royalties of 2% of gross operating profits and a 15% net profits royalty (after recovery of all costs associated with the development of the property).

During 2002, the Company was provided with a $52,400 (2001 - $337,495) non-repayable government grant to fund exploration activity at the Sleeping Giant Mine.

During 2000, the Company recorded a $1,700,000 write-down of its Sleeping Giant Mine as a result of continuing low gold prices.

The Company owns a 50% interest in the non-producing Dormex property that surrounds the Sleeping Giant Mine. During 2001, the Company wrote-off its investment in the Dormex property, totaling $1,073,817.

b) Casa Berardi Property

The Company holds a 100% interest in the Casa Berardi property near La Sarre, Quebec.

During 2002, care and maintenance costs totaling $2,532,458 (2001 – $2,633,439; 2000 – nil) were charged to operations and the company acquired the 2% to 4% gold indexed net smelter royalty from the original vendor of the property for $1,119,600.

As at December 31, 2002, the Company has received government assistance totaling $1,973,161 that is repayable if commercial production is reached at Casa Berardi. Repayment of 30% of the assistance is due within 24 months, 30% within 36 months and 40% within 48 months, respectively, of the achievement of commercial production. Should commercial production be reached at Casa Berardi, the repayable government assistance will be recorded as a liability and the carrying value of the mineral property will be increased by the same amount.

No government assistance was received for Casa Berardi in 2002 (2001 – nil; 2000 - $103,759).

c) Beaufor Mine and Perron Property

The Company retains a gold-indexed royalty on future gold production from the Beaufor mine and Perron property. On the first 220,000 ounces of gold production from Beaufor, the Company will receive a royalty of $5 per ounce on 50% of the production if the prevailing gold price is greater than US$280 per ounce, and $12.50 per ounce if gold prices are above US$300. On production in excess of 220,000 ounces, the Company will receive royalties ranging from $17 per ounce to $30 per ounce at gold prices ranging from US$300 to US$500 per ounce.

The Company also retains a royalty on 100% of any production from the Perron property, ranging from $17 per ounce to $30 per ounce at gold prices ranging from US$300 to US$500 per ounce.

During 2002, the Company received royalties totaling $350,400 in respect of the Beaufor mine. There was no commercial production from the Perron property in 2002.

During 2001, the Company sold its 50% interest in the Beaufor mine and 100% interest in the Perron property for cash consideration of $1,664,384 and future royalties. The Company recorded a loss on disposition of $250,679.

Financials *Annual Report 2002* *Aurizon Mines Ltd.* 24

Aurizon Mines Ltd.

6. LONG-TERM DEBT

a) Casa Berardi Acquisition Obligation

During 2002, the Company paid $5 million to the vendor of Casa Berardi, of which $3,880,400 represented the settlement of the final acquisition obligation owed at December 31, 2001 and the balance of $1,119,600 related to the acquisition of the 2% to 4% gold indexed net smelter royalty.

During 2001, the Company renegotiated the Casa Berardi acquisition obligation which resulted in interest charges of 10% per annum on the outstanding balance, payable quarterly in shares of the Company. As consideration for the renegotiation, the Company issued one million common shares to the lender at a fair value of $350,000. This was recorded as a deferred finance cost and was to be amortized over the period to maturity. As at December 31, 2001, the unamortized costs totaled $291,667. As a result of the repayment of the remaining acquisition obligation, the $291,667 has been charged to operations in 2002.

b) Hydro Quebec Obligation

During 2002, the Company was permitted to defer payment of $118,356 of additional monthly hydro charges at Casa Berardi and then repaid this balance together with $323,106 owing at December 31, 2001, in July 2002. The deferred hydro charges were accruing interest at 9.3% per annum.

c) Interest expense on long-term debt in 2002 was $206,177 (2001 - $212,394; 2000 – nil).

7. PROVISION FOR RECLAMATION COSTS

The Company has estimated post-closure and site reclamation costs totaling $3,636,405 (2001 - $3,636,405) all of which has been accrued at December 31, 2002 (2001 - $3,636,405). In 2000, the estimated provision for reclamation costs at Casa Berardi was reduced by $1,095,000. This amount was applied against mineral properties as the original estimate of $2,650,000 was recorded on acquisition. Reclamation costs expensed in 2002 were nil (2001 – nil; 2000 - $120,031).

8. SHARE CAPITAL

a) Authorized:

100,000,000 Common Shares without par value.

100,000,000 Preferred Shares without par value of which 8,050,000 are designated as Series "A" Convertible Preferred Shares (Issued - none) and 1,135,050 are designated as Series "B" Convertible Preferred Shares (Issued - none).

b) Issued and fully paid:

	Shares	Amount
COMMON SHARES		$
December 31, 1999	38,282,193	62,225,850
Exercise of stock options	75,000	11,250
Exercise of warrants	121,666	97,332
December 31, 2000	38,478,859	62,334,432
Exercise of stock options	463,000	69,450
Renegotiation of debt	1,000,000	350,000
Payment of interest	320,907	96,438
December 31, 2001	40,262,766	62,850,320
Exercise of stock options	375,000	274,900
Payment of interest	639,246	289,745
Private placements	21,375,925	19,559,396
Exercise of warrants	350,000	221,500
December 31, 2002	63,002,937	83,195,861

25 Aurizon Mines Ltd. Annual Report 2002 Financials

Aurizon Mines Ltd.

8. SHARE CAPITAL (Continued)

On April 18, 2002 the Company completed a private placement of 8,350,000 units at a price of $0.60 per unit ("Unit") resulting in gross proceeds of $5,010,000. Each Unit consists of one common share and one-half of one common share purchase warrant. Each whole warrant entitles the holder to acquire one common share at a price of $0.65 per share prior to June 30, 2003. In addition, the Company issued broker warrants entitling the holder to purchase 501,000 Units at a price of $0.62 per Unit on or before June 30, 2003.

On June 25, 2002 the Company completed a private placement of 7,100,000 shares at a price of $1.15 per share resulting in gross proceeds of $8,165,000. In addition, the Company issued broker warrants entitling the holder to purchase 426,000 shares at a price of $1.32 per share on or before June 25, 2004.

On December 23, 2002 the Company completed a Private Placement of 5,185,185 flow through common shares and 740,740 common shares, both at a price of $1.35 per share, resulting in gross proceeds of $8,000,000. In addition, the Company issued broker warrants entitling the holder to purchase 355,555 common shares at a price of $1.35 per share on or before December 23, 2004.

Issue costs relating to the above private placements totaled $1,615,604.

c) Warrants

Warrants issued to brokers and private placement investors as at December 31, 2002 and 2001 and the changes during the years ended on those dates is presented below:

	2002		2001	
	Shares	**Weighted-average exercise price**	**Shares**	**Weighted-average exercise price**
Outstanding at beginning of year	-	-	-	-
Granted	5,708,055	$0.74	-	-
Exercised	(350,000)	$0.63	-	-
Outstanding at end of year	5,358,055	$0.75	-	-

Summary of information about the warrants outstanding and exercisable at December 31, 2002 is as follows:

Exercise prices	Number outstanding	Weighted-average remaining contractual life	Weighted-average exercise price
$0.62 - $0.65	4,576,500	0.5 years	$0.65
$1.32 - $1.35	781,555	1.5 years	$1.33

d) Incentive Stock Options

The Company maintains an incentive stock option plan ("the plan") covering directors and certain key employees. The exercise price of the options is equal to the fair value of the common shares at the date of grant and the options are fully vested and exercisable in full at the date of grant. The maximum number of options available under the plan may not exceed 7,000,000 shares.

The status of stock options granted to employees and directors as at December 31, 2002 and 2001 and the changes during the years ended on those dates is presented below:

	2002		2001	
	Shares	**Weighted-average exercise price**	**Shares**	**Weighted-average exercise price**
Outstanding at beginning of year	3,687,000	$0.84	4,395,000	$0.75
Granted	1,390,000	$1.07	-	-
Exercised	(375,000)	$0.73	(463,000)	$0.15
Expired	(615,000)	$0.81	(245,000)	$0.53
Outstanding at end of year	4,087,000	$0.93	3,687,000	$0.84

Financials *Annual Report 2002* *Aurizon Mines Ltd.* 26

Aurizon Mines Ltd.

8. SHARE CAPITAL (Continued)

Summary of information about the incentive stock options outstanding and exercisable at December 31, 2002 is as follows:

Exercise prices	Number outstanding	Weighted-average remaining contractual life	Weighted-average exercise price
$0.60 - $0.80	2,130,000	1.0 year	$0.73
$1.00 - $1.35	1,957,000	2.0 years	$1.15

	2002
	$
Loss for the year	(2,768,906)
Compensation expense related to fair value of stock options	(553,046)
Pro forma loss for the year	(3,321,952)
Pro forma loss per share:	
Basic and Diluted	(0.06)

	2002
Expected volatility	66%
Risk-free interest rate	3.24%
Expected lives	2 years
Dividend yield	nil

9. CONVERTIBLE DEBENTURES

During 1998, the Company issued a $7,000,000 non-interest bearing convertible debenture for net proceeds of $6,517,534. The debentures, which are collateralized by the Company's 50% interest in the Sleeping Giant Mine, mature on May 31, 2003, and are convertible in whole or in part, into common shares of the Company at $0.60 per share, at any time prior to maturity. On May 31, 2003, these debentures automatically convert into 11,666,690 common shares of the Company.

27 Aurizon Mines Ltd. Annual Report 2002 Financials

Aurizon Mines Ltd.

10. EARNINGS PER SHARE

Earnings (loss) per share has been calculated based on the weighted average number of shares outstanding during the year ended December 31, 2002 of 51,942,493 shares (2001 - 39,013,351 shares, 2000 - 38,367,748 shares).

For the purposes of calculating diluted earnings per share, the convertible debentures, private placement warrants and incentive stock options would result in the addition of 11,666,690, 1,951,992 and 861,824 common shares, respectively to the weighted average number of shares outstanding.

11. INCOME TAXES

A reconciliation of the combined Canadian federal and provincial income taxes at statutory rates and the Company's effective income tax expense is as follows:

	2002	2001	2000
	$	$	$
Income tax recovery at statutory rates	(947,895)	(2,229,973)	(3,800,345)
Increase (decrease) in taxes from:			
Tax benefits not recognized	947,895	2,229,973	3,800,345
Large corporations tax	60,634	44,555	43,271
	60,634	44,555	43,271

The components of future tax assets are as follows:

	2002	2001
	$	$
Resource assets	7,228,183	7,736,089
Provision for reclamation costs	1,037,830	1,037,830
Other	452,627	82,327
Non-capital losses	3,081,934	1,661,530
	11,800,574	10,517,776
Valuation allowance	(11,800,574)	(10,517,776)
Future income tax assets	-	-

The Company has approximately $50 million of accumulated exploration and development costs and capital costs available for deduction against income for tax purposes in future years, which may be carried forward indefinitely. The Company also has non-capital losses of $8.8 million which may be carried forward until 2006 to 2009, before expiring. No benefit has been recognized in respect of these amounts. The deductibility of certain of the amounts is restricted to income from certain properties.

12. COMMITMENTS

a) The Company leases office space under two agreements. Under one agreement expiring on August 31, 2005, the Company has subleased the office space resulting in a net obligation of approximately $25,000 per annum. Under a second agreement expiring, February 29, 2004, the Company's obligation approximates $42,000 per annum.

b) The Company is obliged under the terms of a hydro contract at Casa Berardi to subscribe to minimum power consumption costs totaling $48,000 per month until May 31, 2003.

Financials *Annual Report 2002* *Aurizon Mines Ltd.* 28

Aurizon Mines Ltd.

13. CASH FLOW INFORMATION

a) Analysis of Change in Non-cash Working Capital Items

	2002	2001	2000
	$	$	$
Accounts receivable	22,747	7,252	375,999
Bullion settlements	(129,517)	629,239	1,807,685
Inventory	114,625	(60,300)	11,960
Prepaids	(81,720)	40,500	(64,709)
Accounts payable and accrued liabilities	34,129	(860,521)	(440,390)
Decrease (increase) in non-cash working capital	(39,736)	(243,830)	1,690,545

b) Supplemental Cash Flow Information

	2002	2001	2000
	$	$	$
Non-cash Investing and Financing Activities			
Shares issued to pay interest	289,745	96,438	-
Shares issued for finance costs	-	350,000	-

c) During 2002, the Company paid taxes of $239,846 (2001 - $1,490; 2000 - $260,709) and interest of $15,878 (2001 - $13,406; 2000 – nil).

14. FAIR VALUE OF FINANCIAL INSTRUMENTS

Fair value approximates the amounts reflected in the consolidated financial statements for cash and cash equivalents, bullion settlements, accounts receivable, accounts payable and long-term debt.

At December 31, 2002, the Company held 2,000 ounces of gold spot deferred contracts for 2003 at an average delivery price of US$330 per ounce. The unrealized mark-to-market value of these gold contracts using the December 31, 2002 spot price of US$343 and a foreign exchange rate of C$/US$1.5796 was approximately negative $41,000. The Company also held US$2.0 million of foreign currency contracts for 2003 at an average conversion rate of 1.606 into Canadian dollars. Using a foreign exchange rate at December 31, 2002 of C$/US$1.5796, the unrealized mark-to-market gain was approximately $53,000.

29 Aurizon Mines Ltd. Annual Report 2002 Financials

Aurizon Mines Ltd.

15. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

The effect of the material measurement differences between generally accepted principles in Canada and the U.S. on the Company's balance sheets and statements of loss and deficit is summarized as follows:

a) Balance Sheets

	2002	2001
	$	$
Bullion settlements under Canadian GAAP	606,045	476,528
Bullion settlements under U.S. GAAP (g)	-	-
Deferred finance costs under Canadian GAAP	-	291,667
Deferred finance costs under U.S. GAAP (e)	64,329	452,489
Mineral properties – under Canadian GAAP	21,144,354	17,932,192
Cumulative exploration expenditures written off under U.S. GAAP (c)	(9,101,522)	(9,101,526)
Mineral properties – under U.S. GAAP	12,042,832	8,830,666
Convertible debenture shown as debt under Canadian GAAP	-	-
Convertible debenture shown as debt under U.S. GAAP (e)	6,961,616	6,904,037
Shareholders' equity – under Canadian GAAP	36,136,470	18,659,281
Deficit – under Canadian GAAP	54,319,868	51,550,962
Deficit – under U.S. GAAP	(66,649,278)	(63,659,245)
Contributed surplus arising from convertible debenture warrants under U.S. GAAP (e)	287,893	287,893
Convertible debentures shown as equity under Canadian GAAP (e)	(6,517,534)	(6,517,534)
Shareholders' equity – under U.S. GAAP	17,577,419	321,357

b) Statements of Operations and Deficit

	2002	2001	2000
	$	$	$
Loss - under Canadian GAAP	(2,768,906)	(6,071,508)	(8,377,362)
Exploration expenditures and writedown of mineral properties(c)	-	1,518,498	3,755,280
Amortization of deferred financing charges (e)	(96,493)	(96,493)	(96,493)
Accretion of convertible debentures (e)	(57,579)	(57,579)	(57,579)
Unrealized derivative gains (f)	12,330	-	5,750
Revenue recognition (g)	(79,385)	577,149	1,283,647
Cumulative impact of adopting SAB101 (g)	-	-	(1,963,684)
Loss - under U.S. GAAP	(2,990,033)	(4,129,933)	(5,450,441)
Loss per common share before adoption of SAB101	-	-	(0.12)
Basic and diluted loss per common share - under U.S. GAAP	(0.06)	(0.11)	(0.14)
Deficit - under U.S. GAAP - Beginning of Year	(63,659,245)	(59,529,312)	(54,078,871)
Loss - under U.S. GAAP	(2,990,033)	(4,129,933)	(5,450,441)
Deficit - under U.S. GAAP - End of Year	(66,649,278)	(63,659,245)	(59,529,312)

Financials *Annual Report 2002* *Aurizon Mines Ltd.* 30

Aurizon Mines Ltd.

15. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)

c) Mineral Property Exploration Expenditures

Mineral property exploration expenditures are accounted for in accordance with Canadian GAAP as disclosed in note 2. For U.S. GAAP purposes, the Company expenses as incurred exploration expenditures relating to unproven mineral properties. When proven and probable reserves are determined for a property, subsequent exploration and development costs of the property are capitalized. The capitalized costs of such properties are measured, on a periodic basis, to ensure that the carrying value can be recovered on an undiscounted cash flow basis. If the carrying value cannot be recovered on this basis, the mineral properties would be written down to net recoverable value on a discounted cash flow basis.

d) Stock-Based Compensation

In accordance with the Statement of Financial Accounting Standards Board No. 123, "Accounting for stock-based Compensation", which became effective for fiscal years beginning after December 15, 1996, the Company has opted, for financial statement presentation purposes, not to apply the fair value-based accounting method to stock-based awards granted to employees.

e) Convertible Debentures

Under Canadian GAAP, the convertible debentures referred to in note 9 are accounted for as equity, whereas under U.S. GAAP, they would be accounted for as a long-term liability.

Under U.S. GAAP, warrants attached to a convertible debenture must be allocated as part of the original proceeds and shown separately as a permanent component of equity. The principal amount of the debt will be returned to its face value over the life of the instrument with the accretion being charged to earnings. The costs of issuing the instrument would also be treated as deferred financing charges and amortized over its term.

f) Accounting for Derivative Instruments and Hedging Activities

At December 31, 2002, the Company had outstanding gold and foreign exchange derivative instruments with an unrealized mark-to-market gain of $12,330.

g) Revenue Recognition

The Company recognizes revenue from metals when they have been extracted and processed at the mill facilities. Revenue amounts recognized but not settled are classified as bullion settlements. Under U.S. GAAP, revenue is not recorded before title has passed.

h) New Pronouncements

i) Asset Retirement Obligations

The Financial Accounting Standards Board ("FASB") has issued SFAS No. 143, "Accounting for Asset Retirement Obligations." This statement addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. It requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset.

The Canadian Institute of Chartered Accountants ("CICA") has approved, subject to written ballot, a new Handbook section, "Asset Retirement Obligations," to replace the current guidance on future removal and site restoration costs included in the CICA accounting standard 3061, "Property, Plant and Equipment." The standard, which is similar to SFAS 143, is effective for years beginning on or after January 1, 2004. The standard requires recognition of a liability at its fair value for the obligation associated with the retirement of a tangible long-lived asset. A corresponding asset retirement cost would be added to the carrying amount of the related asset and amortized to expense over the useful life of the asset. The Company is assessing the impact of this new standard which will be adopted on January 1, 2003.

31 Aurizon Mines Ltd. Annual Report 2002 Financials

Aurizon Mines Ltd.

15. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)

ii) Impairment of Long-Lived Assets

The Accounting Standards Board of the CICA has issued CICA 3063, "Impairment of Long-Lived Assets", which will be effective for years beginning on or after April 1, 2003. This statement establishes standards for the recognition, measurement and disclosure of the impairment of non-monetary long-lived assets, including property, plant and equipment, intangible assets with finite useful lives, deferred pre-operating costs and long-term prepaid assets. The Company does not expect that the implementation of this new standard will have a material impact on its financial position or results of operations.

iii) Hedging Transactions

The CICA has issued Accounting Guideline 13, "Hedging Relationships," (AcG 13) which will be effective for years beginning on or after July 1, 2003. AcG 13 addresses the identification, designation, documentation, and effectiveness of hedging transactions for the purposes of applying hedge accounting. It also establishes conditions for applying or discontinuing hedge accounting. In December 2002, the CICA approved, subject to written ballot, certain amendments to AcG 13. These amendments are expected to be finalized in the first half of 2003. Under the new guideline, the Company will be required to document its hedging transactions and explicitly demonstrate that the hedges are sufficiently effective in order to continue accrual accounting for positions hedged with derivatives.

iv) FASB 145

The FASB has issued SFAS No. 145, "Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections." This standard updates, defines and simplifies several existing accounting pronouncements. For fiscal years beginning after May 15, 2002, gains and losses from extinguishment of debt are no longer required to be treated as an extraordinary item, net of income taxes. The Company does not expect that the implementation of these guidelines will have a material impact on its financial position or results of operations.

Financials *Annual Report 2002* *Aurizon Mines Ltd. 32*

INVESTOR INFORMATION

During the last twelve months Aurizon's share price has significantly outperformed its comparative indices.

Aurizon Outperforms

ONE YEAR RELATIVE PERFORMANCE GRAPH
250 %
230 %
210 %
190 %
170 %
150 %
130 %
110 %
90 %
70 %
50 %
Aurizon
American Stock Exchange Gold BUGS Index (C$)
TSE Gold & Precious Metals Index
Gold Spot Price
1-Apr-02
22-Apr-02
13-May-02
3-Jun-02
24-Jun-02
15-Jul-02
5-Aug-02
26-Aug-02
16-Sep-02
7-Oct-02
28-Oct-02
18-Nov-02
9-Dec-02
30-Dec-02
20-Jan-03
10-Feb-03
3-Mar-03
24-Mar-03

Source: Bloomberg

CLOSING PRICE OF SHARES ON DECEMBER 31, 2002 - $1.48

2002 TRADING ON TORONTO STOCK EXCHANGE - $ CDN			
Quarter	**High**	**Low**	**Volume (000)**
First	$0.75	$0.22	3,855
Second	$1.85	$0.70	14,145
Third	$1.69	$0.94	6,198
Fourth	$1.54	$1.02	5,310
Total			**29,508**

2001 TRADING ON TORONTO STOCK EXCHANGE - $ CDN			
Quarter	**High**	**Low**	**Volume (000)**
First	$0.75	$0.46	1,190
Second	$0.60	$0.36	1,300
Third	$0.43	$0.21	866
Fourth	$0.43	$0.21	1,618
Total			**4,974**

2000 TRADING ON TORONTO STOCK EXCHANGE - $ CDN			
Quarter	**High**	**Low**	**Volume (000)**
First	$1.10	$0.72	3,488
Second	$1.10	$0.82	2,474
Third	$0.98	$0.56	1,344
Fourth	$0.75	$0.46	1,416
Total			**8,722**

33 Aurizon Mines Ltd. Annual Report 2002 Investor Information

CORPORATE DIRECTORY

CORPORATE OFFICE
Suite 900, 510 Burrard Street,
Vancouver, B.C. V6C 3A8
Tel: (604) 687-6600
Fax: (604) 687-3932
Email: info@aurizon.com

OPERATIONS
Mines Aurizon ltée
C.P. 487, 1010 - 3rd Avenue East,
Val-d'Or, Quebec J9P 4P5
Tel: (819) 874-4511
Fax: (819) 874-3391
Email: aurizon@aurizon.qc.ca

ANNUAL MEETING
2:00 o'clock Pacific Daylight Time,
Tuesday, June 17, 2003
3rd Floor Boardroom, Computershare Trust Company of Canada
510 Burrard Street,
Vancouver, B.C. V6C 3B9

TRANSFER AGENT & REGISTRAR
Computershare Trust Company of Canada
510 Burrard Street,
Vancouver, B.C.
V6C 3B9
National Call Centre: 1-800-564-6253
Tel: (604) 661-0222
Fax: (604) 661-9480
Email: caregistryinfo@computershare.com

LEGAL COUNSEL
DuMoulin Black
Barristers & Solicitors
10th Floor - 595 Howe Street,
Vancouver, B.C. V6C 2T5
Tel: (604) 687-1224
Fax: (604) 687-3635

AUDITORS
PricewaterhouseCoopers LLP
250 Howe Street, Suite 700
Vancouver, B.C. V6C 3S7
Tel: (604) 806-7000
Fax: (604) 806-7806

INVESTOR RELATIONS
Tel: (604) 687-6600
Fax: (604) 687-3932
Email: info@aurizon.com
Web Site: www.aurizon.com
Toll Free Can./U.S.: 1-888-411-GOLD

STOCK EXCHANGE LISTING
Toronto Stock Exchange
Ticker Symbol: **ARZ**

For investor inquires and a investors package, including an Annual Report in French, please contact the Company at:

Toll free Can/US: 1-888-411-GOLD
Phone/Fax: (604) 687-6600
Email: info@aurizon.com
Internet: www.aurzon.com

CAPITALIZATION

Authorized	
Common Shares:	100,000,000
Preferred Shares:	100,000,000
Issued at December 31, 2002	
Common Shares:	63,002,937
Fully diluted:	84,114,682

DIRECTORS

SARGENT H. BERNER [1]
RICHARD FAUCHER [1]
PETER FERDERBER
DAVID P. HALL
FRANK A. LANG
BRIAN S. MOORHOUSE [1, 2]
GERARD GAGNE [2]
ROBERT NORMAND [2]
WILLIAM E. VANCE
IAN S. WALTON

1 Member of Executive Compensation and Corporate Governance Committee

2 Member of Audit Committee

MANAGEMENT

DAVID P. HALL
Chairman, President & Chief Executive Officer

IAN S. WALTON
Executive Vice-President & Chief Financial Officer

JULIE A. STOKKE KEMP
Corporate Secretary

PATRICK D. SOARES
Manager, Investor Relations

MICHEL GILBERT
General Manager, Quebec

GHISLAIN FOURNIER
Manager, Engineering

***Caution Concerning Forward Looking Statements**

This Annual Report contains "forward-looking statements", including, but not limited to, the statements regarding the Company's expectations as to the market price of gold, strategic plans, future commercial production, production targets and timetables, mine operating costs, capital expenditures, work programs, exploration budgets and mineral reserve and resource estimates. Forward-looking statements express, as at the date of this report, the Company's plans, estimates, forecasts, projections, expectations, or beliefs as to future events or results. Forward-looking statements involve a number of risks and uncertainties, and there can be no assurance that such statements will prove to be accurate. Therefore, actual results and future events could differ materially from those anticipated in such statements. Factors that could cause results or events to differ materially from current expectations expressed or implied by the forward-looking statements, include, but are not limited to, factors associated with fluctuations in the market price of precious metals, mining industry risks and hazards, environmental risks and hazards, uncertainty as to calculation of mineral reserves and resources, requirement of additional financing, risks of delays in construction and other risks more fully described in Aurizon's Annual Information Form filed with the Securities Commissions of the provinces of British Columbia, Ontario and Quebec, with the United States Securities and Exchange Commission (under Form 20-F), and with the Toronto Stock Exchange.

Corporate Directory Annual Report 2002 Aurizon Mines Ltd. 34

AURIZON MINES LTD.

     Suite 900, 510 Burrard Street

Vancouver, British Columbia V6C 3A8

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN THAT an Annual General Meeting of the members of AURIZON MINES LTD. (the "Company") will be held in the Boardroom of Computershare Trust Company of Canada, 3rd Floor, 510 Burrard Street, Vancouver, British Columbia, on Tuesday, June 17, 2003, at the hour of 2:00 p.m., Vancouver time, for the following purposes:

1. To receive and consider the report of the directors to the members and the consolidated financial statements of the Company together with the auditors' report thereon for the financial year ended December 31, 2002;

2. to fix the number of directors at ten (10);

3. to elect directors for varying terms;

4. to appoint the auditors for the ensuing year;

5. to authorize the directors to fix the remuneration to be paid to the auditors;

6. to consider and, if thought fit, to pass a Special Resolution to ratify and approve an increase in the Company's authorized share capital, as more particularly described in and subject to the restrictions as set out in the Information Circular accompanying this notice;

7. to consider and, if thought fit, to pass an Ordinary Resolution to ratify and approve the issuance by the Company of such number of securities as would result in the Company issuing or making issuable a number of Common Shares totalling up to 100% of the number of issued and outstanding Common Shares as at April 30, 2003, as more particularly described in and subject to the restrictions set out in the Information Circular accompanying this notice; and

8. to transact such further or other business as may properly come before the meeting and any adjournments thereof.

The accompanying Information Circular provides additional information relating to the matters to be dealt with at the meeting and is deemed to form part of this notice.

If you are unable to attend the meeting in person, please complete, sign and date the enclosed form of proxy and return the same in the enclosed return envelope provided for that purpose within the time and to the location set out in the form of proxy accompanying this notice.

DATED this 30th day of April, 2003.

BY ORDER OF THE BOARD

     David P. Hall, Chairman,

President & Chief Executive Officer

AURIZON MINES LTD.

     Suite 900, 510 Burrard Street

Vancouver, British Columbia V6C 3A8

INFORMATION CIRCULAR

(Information as at April 30, 2003, except as indicated)

This information circular is furnished in connection with the solicitation of Proxies by the management of AURIZON MINES LTD. (the "Company") for use at the Annual General Meeting of the Company to be held on June 17, 2003 (the "Meeting"). The solicitation will be conducted by mail and may be supplemented by telephone or other personal contact to be made without special compensation by officers and employees of the Company. The cost of solicitation will be borne by the Company.

APPOINTMENT OF PROXYHOLDER

A duly completed form of proxy will constitute the person(s) named in the enclosed form of proxy as the shareholder's proxyholder. The persons whose names are printed in the enclosed form of proxy for the Meeting are officers or directors of the Company (the "Management Proxyholders").

A shareholder has the right to appoint a person other than a Management Proxyholder, to represent the shareholder at the Meeting by striking out the names of the Management Proxyholders and by inserting the desired person's name in the blank space provided or by executing a proxy in a form similar to the enclosed form. A proxyholder need not be a shareholder.

VOTING BY PROXY

Common shares of the Company (the "Shares") represented by properly executed proxies in the accompanying form will be voted or withheld from voting on each respective matter in accordance with the instructions of the member (the "shareholder") on any ballot that may be called for.

If no choice is specified and one of the Management Proxyholders is appointed by a shareholder as proxyholder, such person will vote in favour of the matters proposed at the Me eting and for all other matters proposed by management at the Meeting.

The enclosed form of proxy also confers discretionary authority upon the person named therein as proxyholder with respect to amendments or variations to matters identified in the Notice of the Meeting and with respect to other matters which may properly come before the Meeting. At the date of this Information Circular, management of the Company knows of no such amendments, variations or other matters to come before the Meeting.

COMPLETION AND RETURN OF PROXY

Completed forms of proxy must be deposited at the office of the Company's registrar and transfer agent, Computershare Trust Company of Canada, Proxy Department, 100 University Avenue, 9th Floor, Toronto, Ontario M5J 2Y1, not later t han forty-eight (48) hours, excluding Saturdays, Sundays and holidays, prior to the time of the Meeting, unless the chairman of the Meeting elects to exercise his discretion to accept proxies received subsequently.

NON-REGISTERED HOLDERS

Only registered shareholders or duly appointed proxyholders are permitted to vote at the Meeting. Most shareholders of the Company are "non-registered" shareholders because the Shares they own are not registered in their names but are instead registered in the name of the brokerage firm, bank or trust company through which they purchased the Shares.

More particularly, a person is not a registered shareholder in respect of Shares which are held on behalf of that person (the "Non-Registered Holder") but which are registered either: (a) in the name of an intermediary (an "Intermediary") that the Non-Registered Holder deals with in respect of the Shares (Intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSP's, RRIFs, RESPs and similar plans); or (b) in the name of a clearing agency (such as The Canadian Depository for Securities Limited ("CDS")) of which the Intermediary is a participant. In accordance with the requirements of National Policy Statement No. 41 of the Canadian Securities Administrators, the Company has distributed copies of the Notice of Meeting, this Information Circular and the Proxy (collectively, the "Meeting Materials") to the clearing agencies and Intermediaries for onward distribution to Non-Registered Holders.

Intermediaries are required to forward the Meeting Materials to Non-Registered Holders unless a Non-Registered Holder has waived the right to receive them. Very often, Intermediaries will use service companies to forward the Meeting Materials to Non-Registered Holders. Generally, Non-Registered Holders who have not waived the right to receive Meeting Materials will either:

(a) be given a form of proxy which has already been signed by the Intermediary (typically by a facsimile, stamped signature), which is restricted as to the number of shares beneficially owned by the Non-Registered Holder but which is otherwise not completed. Because the Intermediary has already signed the form of proxy, this form of proxy is not required to be signed by the Non-Registered Holder when submitting the proxy. In this case, the Non-Registered Holder who wishes to submit a proxy should otherwise properly complete the form of proxy and deliver it to Computershare Trust Company of Canada as provided above; or

(b) more typically, be given a voting instruction form which is not signed by the Intermediary, and which, when properly completed and signed by the Non-Registered Holder and returned to the Intermediary or its service company, will constitute voting instructions (often called a "proxy authorization form") which the Intermediary must follow. Typically, the proxy authorization form will consist of a one page pre-printed form. Sometimes, instead of the one page pre-printed form, the proxy authorization form will consist of a regular printed proxy form accompanied by a page of instructions, which contains a removable label containing a bar-code and other information. In order for the form of proxy to validly constitute a proxy authorization form, the Non-Registered Holder must remove the label from the instructions and affix it to the form of proxy, properly complete and sign the form of proxy and return it to the Intermediary or its service company in accordance with the instructions of the Intermediary or its service company.

In either case, the purpose of this procedure is to permit Non-Registered Holders to direct the voting of the Shares, which they beneficially own. Should a Non-Registered Holder who receives one of the above forms wish to vote at the Meeting in person, the Non-Registered Holder should strike out the names of the Management Proxyholders and insert the Non-Registered Holder's name in the blank space provided. In either case, Non-Registered Holders should carefully follow the instructions of their Intermediary, including those regarding when and where the proxy or proxy authorization form is to be delivered.

REVOCABILITY OF PROXY

Any registered shareholder who has returned a proxy may revoke it at any time before it has been exercised. In addition to revocation in any other manner permitted by law, a proxy may be revoked by instrument in writing, including a proxy bearing a later date, executed by the registered shareholder or by his attorney authorized in writing or, if the registered shareholder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized. The instrument revoking the proxy must be deposited at the registered office of the Company, at any time up to and including the last business day preceding the date of the Meeting, or any adjournment thereof, or with the chairman of the Meeting on the day of the Meeting. Only registered shareholders have the right to revoke a proxy. Non-Registered Holders who wish to change their vote must, at least 7 days before the Meeting, arrange for their respective Intermediaries to revoke the proxy on their behalf.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

(a) AUTHORIZED SHARES

The Company is authorized to issue 200,000,000 shares without par value divided into 100,000,000 Common Shares and 100,000,000 Preferred Shares issuable in series.

(b) ISSUED AND OUTSTANDING SHARES

70,445,817 Common Shares and no Preferred Shares were issued and outstanding, as at April 30, 2003.

(c) VOTING SHARES

The holders of Common Shares are entitled to one vote for each Common Share held. Holders of Common Shares of record at the close of business on April 30, 2003, will be entitled to receive notice of and vote at the Meeting.

(d) PRINCIPAL HOLDERS OF VOTING SHARES

To the knowledge of the directors and senior officers of the Company, as at April 24, 2003, no person beneficially owns, directly or indirectly, or exercises control or direction over shares carrying more than 10% of the voting rights attached to all shares of the Company, except as follows:

	Identity of	Amount	% of Issued & O/S
Title Of Class	Person or Group	Owned	Common Shares Owned

Common Shares	Sodemex I & II, s.e.c.,	8,812,180	12.51%
	65 Sainte-Anne, 12e etage
	Quebec, Quebec G1R 3X5

ELECTION OF DIRECTORS

At each annual general meeting directors shall be elected to fill the places of the directors whose terms of office expire at the meeting, but if the number of directors is changed pursuant to the Company's Articles at or prior to the meeting, a greater or lesser number of directors shall be elected accordingly. A director whose term of office expires shall be eligible for reelection.

With respect to the election of directors:

i. the terms of office of Messrs. Richard Faucher, Gerard Gagne, Robert Normand, Sargent H. Berner, David P. Hall and Frank A. Lang expire at the annual meeting of shareholders to be held on June 17, 2003.

ii. the terms of office of Messrs. Peter Ferderber, William E. Vance and Ian S. Walton will expire at the third next succeeding annual meeting of the shareholders subsequent to June 18, 2002.

iii.the term of office of Mr. Brian S. Moorhouse will expire at the third next succeeding annual meeting of the shareholders subsequent to June 14, 2001.

The Company has an audit committee, members of which are set out below. The Company also has an executive compensation and corporate governance committee, members of which are set out below. The Company does not have an executive committee.

Management of the Company proposes to nominate the following persons, whose terms as directors will expire at the Meeting to be held on June 17, 2003, for election as directors for a term expiring at the third next following annual general meeting. Information concerning such persons, as furnished by the individual nominees, is as follows:

Name, Municipality of Residence, Position with the Company and Principal Occupation	Number of Common Shares Held or Controlled (Directly/Indirectly) [(a)]		Served as a Director since
DAVID P. HALL Surrey, B.C. CHAIRMAN, PRESIDENT & CHIEF EXECUTIVE OFFICER Chartered Accountant	**393,342**		1988
FRANK A. LANG West Vancouver, B.C. DIRECTOR; B.A., M.A., P.Eng.; Chairman of Valgold Resources Ltd., Emgold Mining Corporation, Sultan Minerals Inc. Acrex Ventures Inc. and Abington Ventures Inc.; Chairman and President of Cream Minerals Ltd.	1,304,000 554,175 **1,858,175**	Directly Indirectly	1988

Pursuant to agreements between the Company and Capital d'Amerique CDPQ Inc. ("CDPQ") and the Solidarity Fund (QFL), management of the Company proposes to nominate the following persons for election as directors for a term of one year expiring at the next following annual general meeting. Information concerning such persons, as furnished by the individual nominees, is as follows:

RICHARD FAUCHER[(c)] Beaconsfield, Quebec DIRECTOR; P.Eng., President, C.E.O. and Director of Niocan Inc.	**25,000**		1999
GERARD GAGNE[(b)] St-Lambert, Quebec DIRECTOR; Senior Investment Advisor, The Solidarity Fund (Q.F.L.) Chartered Accountant	NIL		2002
ROBERT NORMAND[(b)] Rosemère, Québec DIRECTOR, CHAIRMAN OF THE AUDIT COMMITTEE Chartered Accountant	NIL		1999

The Company's directors whose term of office does not expire at the Meeting of shareholders to be held on June 17, 2003, are set out below. Information concerning such persons, as furnished by the individual directors, is as follows:

PETER FERDERBER Val d'Or, Quebec DIRECTOR; Director of Hollinger North Shore Explorations Ltd., La Fosse Platinum Group Inc., Levelland Energy & Resources Ltd. and Louvicourt Gold Mines Inc.	**164,379**		1988
BRIAN S. MOORHOUSE[(b)(c)] Vancouver, B.C. LEAD DIRECTOR, CHAIRMAN OF THE EXECUTIVE COMPENSATION AND CORPORATE GOVERNANCE COMMITTEE; President of Vega Management Corporation	10,000 190,000 **200,000**	Directly Indirectly	1988
WILLIAM E. VANCE White Rock, B.C. DIRECTOR; Retired	**306,067**		1988

EXECUTIVE COMPENSATION

(a) COMPENSATION OF NAMED EXECUTIVE OFFICERS

The following table (presented in accordance with the rules (the "Rules") made under the Securities Act (British Columbia)) sets forth all annual and long term compensation for services in all capacities to the Company and its subsidiaries for the three (3) most recently completed financial years (to the extent required by the Rules) in respect of the individuals who were: as at December 31, 2002, the Chief Executive Officer and the Executive Vice-President & Chief Financial Officer of the Company; and, up until to June 1, 2001, the Vice-President, Operations of the Company. (Collectively referred to as the "Named Executive Officers"). The total salary and bonus, as determined in accordance with Item 1.3 of BC Form 51-905F (Previously Form 41) of the British Columbia Securities Act, paid to each of the Company's other senior officers, including any individual who would have qualified as a Named Executive Officer but for the fact that individual was not serving as such an officer at the end of the most recently completed financial year, did not exceed $100,000.

SUMMARY COMPENSATION TABLE

Annual Compensation

Long Term Compensation

Awards

Payouts

Named Executive Officer and Principal Position as at 12/31/02 (a)	Year (b)	Salary ($) (c)	Bonus ($) (d)	Other Annual Compen- sation ($) (e)	Securities Granted Under Options (#) (f)	Restricted Shares or Restricted Share Units ($) (g)	LTIP Payouts ($) (h)	All Other Compen- sation ($) (i)
David P. Hall Chairman, Chief Executive Officer & President	2002 2001 2000	$174,666 $170,000 $170,000	$55,000 NIL NIL	NIL NIL NIL	150,000 NIL NIL	NIL NIL NIL	N/A N/A N/A	NIL NIL NIL
Ian S. Walton, Executive Vice-President & Chief Financial Officer	2002 2001 2000	$144,000 $140,000 $140,000	$44,000 NIL NIL	NIL NIL NIL	150,000 NIL NIL	NIL NIL NIL	N/A N/A N/A	$10,800 (2) NIL NIL
Andre J. Ouellet(1) Former Vice-President, Operations	2002 2001 2000	N/A $85,055 $152,490	N/A NIL NIL	N/A $152,485 NIL	N/A NIL NIL	N/A NIL NIL	N/A N/A N/A	$57,000(2) NIL NIL

Note:

(1)

Mr. Ouellet resigned as Vice-President, Operations of the Company on June 1, 2001.  As a result, he was employed by the Company for only the first five (5) months during the year ended December 31, 2001.  A severance payment equal to one year's salary was paid to Mr. Ouellet upon his resignation.  In addition, Mr. Ouellet's stock options were extended to the earlier of the expiry date of his options or
June 1, 2004.

(2)

Please see OPTION EXERCISES AND YEAR-END OPTION VALUES set out in item (d) below.

(b) LONG-TERM INCENTIVE PLANS

The Company does not have a long-term incentive plan or "LTIP", pursuant to which cash or non-cash compensation intended to serve as an incentive for performance (whereby performance is measured by reference to financial performance or the price of the Company's securities), was paid or distributed to the Named Executive Officers during the most recently completed financial year, other than options as set out in item (c) below.

(c) OPTION GRANTS /STOCK APPRECIATION RIGHTS

The Company does not grant stock appreciation rights or "SARS" as compensation for services rendered, whereby the Named Executive Officers would receive a payment based wholly or in part on changes in the trading price of the Company's publicly traded securities. The Company has a formalized stock option plan for the granting of incentive stock options to the executive officers, senior managers, employees and directors (the "Plan").

The following options were granted to the Named Executive Officers and Directors during the most recently completed financial year.

OPTION GRANTS DURING THE MOST RECENTLY
COMPLETED FINANCIAL YEAR ENDED DECEMBER 31, 2002

Name (a)	Securities Under Options Granted (#) (b)	% of Total Options Granted in Financial Year (c)	Exercise or Base Price ($/Security) (d)	Market Value of Securities Underlying Options on the Date of Grant ($/Security) (e)	Expiration Date (f)
David P. Hall Chairman, Chief Executive Officer & President	50,000 100,000	3.6% 7.2%	$0.60 $1.35	$0.54 $1.35	February 22, 2004 December 19, 2004
Ian S. Walton, Executive Vice-President & Chief Financial Officer	50,000 100,000	3.6% 7.2%	$0.60 $1.35	$0.54 $1.35	February 22, 2004 December 19, 2004
Sargent H. Berner Director	25,000 40,000	1.8% 2.9%	$0.60 $1.35	$0.54 $1.35	February 22, 2004 December 19, 2004
Gerard Gagne Director	40,000	2.9%	$1.35	$1.35	December 19, 2004
Peter Ferderber Director	25,000 40,000	1.8% 2.9%	$0.60 $1.35	$0.54 $1.35	February 22, 2004 December 19, 2004
Richard Faucher Director	25,000 40,000	1.8% 2.9%	$0.60 $1.35	$0.54 $1.35	February 22, 2004 December 19, 2004
Brian S. Moorhouse Director	25,000 40,000	1.8% 2.9%	$0.60 $1.35	$0.54 $1.35	February 22, 2004 December 19, 2004
Frank A. Lang Director	25,000 40,000	1.8% 2.9%	$0.60 $1.35	$0.54 $1.35	February 22, 2004 December 19, 2004
Robert Normand Director	25,000 40,000	1.8% 2.9%	$0.60 $1.35	$0.54 $1.35	February 22, 2004 December 19, 2004
Gaetan Morin(1) Former Director	25,000	1.8%	$0.60	$0.54	February 22, 2004
William E. Vance Director	25,000 40,000	1.8% 2.9%	$0.60 $1.35	$0.54 $1.35	February 22, 2004 December 19, 2004

(1)

Mr. Morin resigned on November 7, 2002.  Within 30 days of his resignation and in accordance with the Plan, on December 2, 2002, Mr. Morin exercised  all of his existing stock options as follows:  25,000 shares @ $0.60 per share; and 50,000 shares @ $0.72 per share.  The closing price of the Company's shares on December 2, 2002 was $1.22 per share.  Therefore, the notional aggregate value realized on the date of exercise was $40,500.

(d) OPTION EXERCISES AND YEAR END OPTION VALUES

The Named Executive Officers exercised the following options during the most recently completed financial year. The following table (presented in accordance with the Regulation) also sets forth details of the financial year-end value of unexercised options on an aggregated basis held by the Named Executive Officers. Options vest immediately upon grant and there are, therefore, no unexercisable options listed.

AGGREGATE OPTION EXERCISES DURING THE FINANCIAL YEAR ENDED
DECEMBER 31, 2002 AND FINANCIAL YEAR-END OPTION VALUES

Name (a)	Securities Acquired on Exercise (#) (b)	Aggregate Value Realized ($) (c)	Unexercised but exercisable Options at Financial Year End (#) (d)	Value of Unexercised but exercisable in-the-Money Options at Financial Year End ($) (1) (e)
David P. Hall Chairman, Chief Executive Officer & President	NIL	N/A	495,000 (2)	$272,200
Ian S. Walton, Executive Vice-President & Chief Financial Officer	20,000	$10,800 (3)	445,000 (4)	$238,200
Andre J. Ouellet Vice-President, Operations	80,000	$57,000(3)	60,000(5)	$45,600

Notes:

(1)

Maximum notional value at December 31, 2002.  The closing price of the Company's shares as at December 31, 2002 was $1.48 per share.

(2)

Of this amount:  150,000 shares are exercisable @ $0.80 per share on or before July 9, 2003; 50,000 shares are exercisable @ $0.60 per share on or before February 22, 2004; 70,000 shares are exercisable @ $0.72 per share on or before November 10, 2004; 100,000 shares are exercisable @ $1.35 on or before December 19, 2004; and 125,000 shares are exercisable @ $1.00 per share on or before March 23, 2005.

(3)

Notional value on the date of exercise.

(4)

Of this amount:  100,000 shares are exercisable @ $0.80 per share on or before July 9, 2003; 50,000 shares are exercisable @ $0.60 per share on or before February 22, 2004; 70,000 shares are exercisable @ $0.72 per share on or before November 10, 2004; and 100,000 shares are exercisable @ $1.35 on or before December 19, 2004; and 125,000 shares are exercisable @ $1.00 per share on or before March 23, 2005.

(5)

These options are exercisable @ $0.72 per share on or before June 1, 2004.

(e) OPTION RE-PRICING

During the most recently completed financial year, the Company has not re-priced downward any options held by the Named Executive Officers.

(f) DEFINED BENEFIT OR ACTUARIAL PLAN

The Company does not have a defined benefit or actuarial plan.

(g) REPORT ON COMPENSATION COMMITTEE

In 2002, the Company's compensation committee consisted of Messrs. Berner, Faucher and Moorhouse (the "Compensation Committee"). None of the members of the Compensation Committee has any indebtedness to the Company or any of its subsidiaries, nor have they any material interest, or have any associates or affiliates which have any material interest, direct or indirect, in any actual or proposed transactions in the last financial year which have materially affected or would materially affect the Company or any of its subsidiaries. In early 2003, the Compensatio n Committee's role was expanded to include corporate governance responsibilities and as a result was renamed the Executive Compensation and Corporate Governance Committee (the "ECCGC"). Messrs. Berner, Faucher and Moorhouse currently sit as members of the ECCGC.

(h) REPORT ON EXECUTIVE COMPENSATION

The compensation of the Company's executive and senior managers is determined by the ECCGC. The ECCGC also evaluates the performance of the Company's senior managers and reviews the design and competitiveness of the Company's compensation plans. The Company's executive compensation program consists of an annual base salary, performance bonus and a longer term component consisting of stock options.

i) Executive Compensation Program

The Company's executive compensation program is based on a pay for performance philosophy. The executive compensation program is designed to encourage, compensate and reward employees on the basis of individual and corporate performance, both in the short and the long term. Base salaries are set at levels which are intended to be competitive with the base salaries paid by corporations of a comparable size within the mining industry, thereby enabling the Company to compete for and retain executives critical to the Company's long term success. Incentive compensation is directly tied to corporate and individual performance. Share ownership opportunities are provided to align the interests of the senior managers with the longer term interests of shareholders. External compensation and b enefit consultants conduct surveys to provide competitive data reflecting comparable knowledge, skills and talents and related compensation levels. Variables such as asset size, production levels, financial performance and rates of growth influence compensation levels and are analysed and considered in fixing compensation levels.

Compensation for the Named Executive Officers, as well as for other senior managers as a whole, consists of a base salary, along with annual incentive compensation in the form of an annual bonus, and a longer term incentive in the form of stock options granted. As a senior manager's level of responsibility increases, a greater percentage of total compensation is based on performance (as opposed to base salary and standard employee benefits) and the mix of total compensation shifts towards stock options, thereby increasing the mutuality of interest between senior managers and shareholders.

ii) Base Salary

The ECCGC approves base salaries for the Named Executive Officers based on re views of market data from peer group, industry and national surveys provided by independent consultants. The level of base salary for each employee within a specified range is determined by the level of past performance, as well as by the level of responsibility and the importance of the position to the Company.

iii) Performance Bonus

The Company provides for cash performance bonuses to the Named Executive Officers and senior managers under its Annual Incentive Compensation Scheme. The bonus is based upon corporate, divisional and individual performance. The level of incentive compensation that an individual can earn, expressed as a percentage of base salary, is determined by the level of responsibility and significance of the position within the Company. The actual percentage earned is based upon individual and corporate targets and objectives such as production costs, cash flow generation, hedging gains, business development, safety and mineral reserves. Each performance level is weighted relative to its significance to the operations governed by the individual manager. In a given year, the Company's managers may be paid a higher, lower or zero bonus, depending upon which targets and objectives have been attained or surpassed.

iv) Stock Options

The Company's Stock Option Plan (the "Stock Option Plan") is administered by the Board of Directors. The Stock Option Plan is designed to give each option holder an interest in preserving and maximizing shareholder value in the longer term, to enable the Company to attract and retain individuals with experience and ability, and to reward individuals for current performance and expected future performance. The ECCGC considers stock option grants when reviewing senior officer compensation packages as a whole.

The Board of Directors determines, upon the recommendations of the Chief Executive Officer and the ECCGC, the key employees to whom grants are to be made and determines the terms and conditions of the options forming part of such grants. Individual grants are determined by an assessment of an individual's current and expected future performance, level of responsibilities and the importance of the position to the Company.

The number of stock options which may be issued under the Stock Option Plan in the aggregate and in respect of any fiscal year is limited under the terms of the Stock Option Plan and cannot be increased without shareholder approval. Stock options have up to a ten year term, are exercisable at the market price (as defined in the Stock Option Plan) of the Company's Common Shares on the date of grant, and generally vest on the date of grant. Generally, a holder of stock options must be a director, an officer or an employee of the Company, a subsidiary or an affiliate in order to exercise stock options.

v) Chief Executive Officer Compensation

The Compensation of the Chief Executive Officer consists of an annual base salary, incentive bonus related to corporate performance, and incentive stock options determined in the manner described in the above discussion of compensation for all senior managers.

The base salary of the Chief Executive Officer is established at the lower end of the range of compensation for CEO's of comparable companies. The comparable companies are natural resource companies involved in the acquisition, exploration, financing, development and operation of mineral properties. The Chief Executive Officer can earn a target bonus of up to 40% of his base salary, which, if added to his base salary, brings the resulting cash compensation to a competitive level.

vi) Other Compensation

Certain officers of the Company have entered into employment agreements with the Company, which specify the minimum level of annual base salary to be paid to such officers, as well as other terms of employment. (See "TERMINATION OF EMPLOYMENT, CHANGES IN RESPONSIBILITY AND EMPLOYMENT CONTRACTS" below for further information.)

Officers of the Company are also entitled to receive all other benefits that are available to employees of the Company generally.

(i) SHARE PERFORMANCE GRAPH

The following graph and table illustrates the Company's five-year (to December 31, 2002) cumulative shareholder return based on a $100 investment (on December 31, 1997) compared to the cumulative return on a comparable investment on the TSX Gold & Precious Minerals Sub-Index and the TSX 300 Composite for the same period, each Index as published by the Toronto Stock Exchange.

The year-end values of each investment are based on share appreciation plus dividends paid in cash, with the dividends reinvested on the date they were paid. The calculations exclude trading commissions and taxes. Total shareholder returns from each investment can be calculated from the year-end investment values shown in the following graph.

Notes:

(1) The TSE Gold & Precious Minerals Index was replace by the S&P/TSX Gold Index in May 2002. The historical values of the TSE Gold & Precious Minerals Index and the S&P/TSX Gold Index are identical for the period in question (1997 to 2002).
(2)The TSE 300 Index was replaced by the S&P/TSX Composite Index on May 1, 2002. The historical values of the TSE 300 Index and the S&P/TSX Composite Index are identical for the period in question (1997 to 2002).

(j) TERMINATION OF EMPLOYMENT, CHANGES IN RESPONSIBILITY AND EMPLOYMENT CONTRACTS

The Company has entered into employment contracts with each of the Named Executive Officers, whereby in the event of the termination of employment, without cause, or in the event of a change in responsibilities following a change in control, the Named Executive Officer shall be entitled to receive a severance payment equal to three (3) years salary.

(k) COMPENSATION OF DIRECTORS

The Company's non-executive (non-employee) directors are paid an annual retainer in the amount of $6,000 and a fee of $600 for each Board or committee meeting attended. In addition, an annual fee of $1,000 is paid to non-executive directors who chair committee or Board meetings. During the most recently completed financial year, a total of $84,050 was paid to non-executive directors in respect of director and chairmanship fees.

The Company has a formalized stock option plan for the granting of incentive stock options to the executive officers, senior managers, employees and directors (the "Plan"). The Plan presently provides that, subject to the requirements of the stock exchanges on which the Company's shares are listed, the aggregate number of securities reserved for issuance under the Plan together with the number of securities reserved for issuance under other outstanding incentive stock options and options for service may not exceed 7,000,000 Common Shares of the Company. Options may be granted under the Plan to such directors, officers and employees of the Company as the Board of Directors may from time to time designate. The exercise price shall be determined by the Board of Directors but shall in no event be less than the market price of the Company's Common Shares on each stock exchange on which the Company's shares are listed at the time of the grant of the option, less any discounts permitted by stock exchange policies, or such other price as may be agreed to by the Company and approved by such stock exchan ges. The purpose of granting such options is to assist the Company in compensating, attracting, retaining and motivating the executive officers, senior managers, directors and employees of the Company and to closely align the personal interests of such persons to those of the shareholders.

See "OPTION GRANTS", under Executive Compensation above for information concerning options granted to the Directors during the most recently completed financial year.

CORPORATE GOVERNANCE

(a) STATEMENT OF CORPORATE GOVERNANCE PRACTICES

In the past year, both management and the Board of Directors have monitored and, where appropriate, responded to both Canadian and U.S. regulatory developments aimed at improving corporate governance and increasing corporate accountability. The Board of Directors of the Company has developed, with input from management and legal counsel, a corporate governance regime based on the Guidelines set out in Section 473 of the Toronto Stock Exchange Company Manual. Specifically, the Board of Directors adopted a Board of Directors' Mandate, an Audit Committee Charter, an Executive Compensation and Corporate Governance Committee Charter, and appointed a non-related director to serve as "Lead Director" with the responsibility to ensure that the Board executes its mandate independently of management.

Pursuant to the by -laws of the Toronto Stock Exchange (the "TSX") companies incorporated in Canada and listed on the TSX are required to make full and complete disclosure of their system of corporate governance on an annual basis. The disclosure shall be made with reference to each of the guidelines set out in Section 473 and where the Company's system is different from any of the guidelines, each difference and the reason for the difference clearly disclosed.

This Statement of Corporate Governance Practices tries to relate the corporate governance practices of the Board of Directors to the TSX Guidelines. The headings that appear below attempt to address the principal matters relating to corporate governance practices discussed in the TSX Guidelines.

In this Statement, the term "unrelated director" means a director who is independent of management and is free from any interest and any business or other relationship which could, or could reasonably be perceived to, materially interfere with the director's ability to act with a view to the best interests of the Company, other than interests and relationships arising from shareholding.

The Board of Directors of the Company believes that sound corporate governance practices are essential to the well-being of the Company and its shareholders, and that these practices should be reviewed regularly to ensure that they are appropriate. This Statement of Corporate Governance Practices has been approved by the Board of Directors.

TSX Guideline Ref. (Sec. 473)	TSX Guidelines for Corporate Governance	Aurizon's Corporate Governance Practice
(1)

The board of directors of every corporation should explicitly assume responsibility for the stewardship of the corporation.

As part of the overall stewardship responsibility, should assume responsibility for the following matters:

The Board of Directors has adopted a Board of Directors' Mandate (the "Board's Mandate"), whereby the Board of Directors shall further the objectives of the Company by directing, supervising and otherwise reviewing and approving the stewardship of the Company.

The Board relies on management for the preparation of periodic reports, and to provide the support and information necessary to enable the Board to fulfill its obligations effectively.

All material transactions must be reviewed and approved by the Board prior to implementation.  Any responsibility that is not delegated to senior management or a Board committee remains with the full Board.  One of the Board's responsibilities is to review and, if thought fit, to approve opportunities as presented by management and to provide guidance to management.  The Board's strategic planning process involves having regular Board meetings to review reports on the Company's operations, exploration and development programs, and permits meeting with management on a regular basis, and reviewing business opportunities as presented by management.

The Board also meets to: plan for the future growth of the Company; identify risks of the Company's business, thus ensuring the implementation of appropriate systems to manage these risks; monitor senior management; and ensure timely disclosure of material transactions through the issuance of news releases and financial statements.  There were seven (7) meetings of the Board last year.  The Board reviews financial performance quarterly.  Frequency of meetings as well as the nature of agenda items change depending upon the state of the Company's affairs and in light of opportunities or risks that the Company faces.  When necessary and appropriate, issues may be approved and adopted by the Board by way of Written Resolutions.

(a)	Adoption of a strategic planning process and approval of a strategic plan, which takes into account, among other things, the opportunities and risks of the business.

The Board has the responsibility to participate with management in developing and approving the mission of the business, its objectives and goals, the strategic plans arising therefrom, and monitoring subsequent performance against said plans.

Strategic issues are reviewed with management and addressed by the full Board at regularly scheduled Board meetings and at meetings specifically called for this purpose.

The Board's strategic planning process involves having regular Board meetings to review reports on the Company's operations, exploration and development programs, and permits meeting with management on a regular basis, and reviewing business opportunities as presented by management.

(b)	The identification of the principal risks of the corporation's business and ensuring the implementation of appropriate systems to manage these risks.	Pursuant to the Board's Mandate, the Board is responsible for reviewing policies and procedures to identify business risks, and ensure that systems and actions are in place to monitor them.

TSX Guideline Ref. (Sec. 473)	TSX Guidelines for Corporate Governance	Aurizon's Corporate Governance Practice
(c)	Succession planning, including appointing, training and monitoring senior management.

Pursuant to the Board's Mandate, the Board is responsible for succession planning and other human resource issues.  The appointment of all corporate officers requires Board authorization

In addition, the Board receives the recommendations of the Executive Compensation and Corporate Governance Committee regarding the compensation of the senior executive officers, including performance bonus plans and stock options.

(d)	A communication policy for the corporation.

The Company ensures that there is continuous and effective communication with the Company's shareholders and other stakeholders and with the public.  Procedures include: the publication of quarterly financial and operations reports, the annual report, and press releases in English and French.  In addition, the Company provides shareholders with various communication channels, such as the corporate website "aurizon.com", a toll-free telephone number in North America and an electronic mail address, details of which are provided in the annual report to shareholders, to ensure that shareholders' feedback and concerns are adequately received and addressed by the Company.  The Company's website contains copies of various corporate presentations plus information on analysts who follow the Company. Investor Relations are the responsibility of the Chief Executive Officer and Chief Financial Officer.  Communications from shareholders are forwarded to an appropriate officer for prompt response.

In addition, the Board has adopted and approved a Business Code of Ethics that incorporates a Company Policy on Disclosure, Confidentiality and Securities Trading and a Company Policy on Electronic Communications.

(e)	The integrity of the corporation's internal control and management information systems.

The Board, through its internal review process and the appointment of various committees, has put in place an effective system to satisfy itself that the Company's internal control and management information systems are operating properly.

(2)

The Board of directors of every corporation should be constituted with a majority of individuals who qualify as unrelated directors.  If the corporation has a significant shareholder, in addition to a majority of unrelated directors, the board should include a number of directors who do not have interests in or relationships with either the corporation or the significant shareholder and which fairly reflects the investment in the corporation by shareholders other than the significant shareholder.

Pursuant to the Board's Mandate, the Board of Directors shall be comprised with a majority of individuals who qualify as unrelated directors.  The Board of Directors is presently composed of ten (10) members.  The Board of Directors considers that seven (7) Directors are "unrelated Directors" and the remainder are "related Directors", within the meaning of Section 472 of the TSX Company Manual.  Accordingly, the Board of Directors is constituted with a majority of individuals who qualify as "unrelated Directors".

TSX Guideline Ref. (Sec. 473)	TSX Guidelines for Corporate Governance	Aurizon's Corporate Governance Practice
(3)

The application of the definition of "unrelated director" to the circumstances of each individual director should be the responsibility of the board which will be required to disclose on an annual basis whether the board has a majority of unrelated directors or, in the case of a corporation with a significant shareholder, whether the board is constituted with the appropriate number of directors which are not related to either the corporation or the significant shareholder.  Management directors are related directors.  The board will also be required to disclose on an annual basis the analysis of the application of the principles supporting this conclusion.

In deciding whether a particular Director is a "related Director" or an "unrelated Director", the Board of Directors examined the factual circumstances of each Director and considered them in the context of factors considered to be relevant.  The Board of Directors considers that Mr. Hall (the President, Chief Executive Officer and Chairman) is an inside, "related" Director; Mr. Walton (the Executive Vice-President and Chief Financial Officer) is an inside, "related" Director; and Mr. Berner, who is a Partner of DuMoulin Black, the Company's solicitors, is also considered to be a "related" Director.

Mr. Gerard Gagne is the director nominee of the Solidarity Fund (QFL), which on a fully diluted basis would own 6.26% of the Company; Mr. Robert Normand is the nominee of Gestion Sodemex Inc. - Sodemex I & II, which owns 12.51% of the Company; and Mr. Richard Faucher is the joint nominee of the aforementioned institutions.  In addition, Mr. Robert Normand is also a Director of Cambior Inc., which on a fully diluted basis would own, indirectly, 7.13% of the Company.  Under the TSX Guidelines, an "unrelated director" means a director who is independent of management and is free from any interest and any business or other relationship which could, or could reasonably be perceived to materially interfere with the director's ability to act with a view to the best interests of the Company, other than interests and relationships arising from shareholding.  Accordingly, the Board of Directors considers that Messrs. Gagne, Normand and Faucher are "unrelated" Directors.

Under the TSX Guidelines, a "significant shareholder'' means a shareholder with the ability to exercise a majority of the votes for the election of the board of directors.  The Board considers that it is constituted with an appropriate number of directors which are not related to either the corporation or a significant shareholder and which fairly reflects the investment in the corporation by shareholders other than a significant shareholder.

(4)

The board of directors of every corporation should appoint a committee of directors composed exclusively of outside directors, a majority of whom are unrelated directors, with the responsibility for proposing to the full board new nominees to the board and for assessing directors on an ongoing basis.

The Company's Executive Compensation and Corporate Governance Committee, which is composed exclusively of outside directors, a majority of whom are unrelated directors, is responsible for: recommending candidates for nomination, appointment, election and re-election to the Board and its committees; annually assessing Board performance; and determining appropriate orientation and education programs for new Board members.

(5)

Every board of directors should implement a process to be carried out by the nominating committee or other appropriate committee for assessing the effectiveness of the board as a whole, the committees of the board and the contribution of individual directors

The Company's Executive Compensation and Corporate Governance Committee is responsible for assessing the contribution of the Board, committees and all directors annually, and planning for succession of the Board.

TSX Guideline Ref. (Sec. 473)	TSX Guidelines for Corporate Governance	Aurizon's Corporate Governance Practice
(6)	Every corporation, as an integral element of the process for appointing new directors, should provide an orientation and education program for new recruits to the board.

The Company's Executive Compensation and Corporate Governance Committee is responsible for determining appropriate orientation and education programs for new Board members.  New Board members are also given an opportunity to visit the Company's projects.

(7)	Every board of directors should examine its size and, undertake, where appropriate, a program to establish a board size, which facilitates effective decision-making.	The Company's Executive Compensation and Corporate Governance Committee is responsible for annually reviewing board size to ensure effectiveness.
(8)

The board of directors should review the adequacy and form of the compensation of directors and ensure the compensation realistically reflects the responsibilities and risk involved in being an effective director.

The Company's Executive Compensation and Corporate Governance Committee is responsible for reviewing the adequacy and form of non-employee Directors' compensation, and is directed to ensure that the compensation realistically reflects the responsibilities and risks involved in being an effective director.

(9)

Subject to guideline 13, committees of the board of directors should generally be composed of outside directors, a majority of whom are unrelated directors, although some board committees may include one or more inside directors.

  The Board of Directors has two committees: the Audit Committee and the Executive Compensation and Corporate Governance Committee (formerly known as the "Compensation Committee").  From time to time ad hoc committees of the Board are appointed.

  the Executive Compensation and Corporate Governance Committee (the "ECCGC") is presently composed of three (3) members.  The Board of Directors considers that two (2) members are "unrelated" Directors and one (1) is a "related" Director, within the meaning of Section 472 of the TSX Company Manual.  Accordingly, the ECCGC is constituted with a majority of individuals who qualify as "unrelated" Directors.

  the Audit Committee is presently composed of three (3) members, all of whom are "unrelated" Directors within the meaning of Section 472 of the TSX Company Manual.

TSX Guideline Ref. (Sec. 473)	TSX Guidelines for Corporate Governance	Aurizon's Corporate Governance Practice
(10)

Every board of directors should expressly assume responsibility for, or assign to a committee of directors the general responsibility for, developing the corporation's approach to governance issues.  This committee would, among other things, be responsible for the corporation's response to these governance guidelines.

In response to the new Guidelines of the Toronto Stock Exchange, the Board of Directors expanded the role of the Company's former Compensation Committee to include the responsibility of developing the Company's approach to governance issues.  In view of its expanded role, the committee was re-named the Executive Compensation and Corporate Governance Committee (the "ECCGC").

The primary function of the ECCGC is to assist the Board of Directors by:

  reviewing the adequacy and form of: the Company's compensation program for the Chief Executive Officer and the Chief Financial Officer (the "Named Executive Officers"); the non-employee Directors' compensation; and the compensation plans in effect or proposed for the Company's senior managers and other employees; and

  recommending candidates for nomination, appointment, election and re-election to the Board and its committees, assessing Board performance; and determining appropriate orientation and education programs for new Board members.

In addition, the Board has adopted an Executive Compensation and Corporate Governance Charter for the ECCGC, whereby the ECCGC is responsible for making recommendations from time to time to the Board concerning matters related to corporate governance, as the ECCGC may deem appropriate or as may be referred to it from time to time by the Board.  Annually, pursuant to its Charter, the ECCGC is required to review:

  The procedure for monitoring directors' responsibility, diligence and for avoiding conflicts of interest.

  Current developments relating to corporate governance and, if required, propose to the Board changes to its mandate and corporate governance policy.

  The Board's past years' proceedings to evaluate its efficiency and make required recommendation, if any.

  And take appropriate action on any comment made by shareholders or regulatory authorities on the Company's corporate governance practices.

The ECCGC is presently composed of three (3) members, Messrs. Berner, Faucher and Moorhouse.  The Board of Directors considers that two (2) members, Messrs. Faucher and Moorhouse, are "unrelated Directors" and one (1) member, Mr. Berner, is a "related Director" within the meaning of Section 472 of the TSX Company Manual.  Accordingly, the ECCGC is constituted with a majority of individuals who qualify as "unrelated Directors".

The Executive Compensation and Corporate Governance Committee (formerly the Compensation Committee) met once during 2002.

TSX Guideline Ref. (Sec. 473)	TSX Guidelines for Corporate Governance	Aurizon's Corporate Governance Practice
(11)

The board of directors, together with the CEO, should develop position descriptions for the board and for the CEO, including the definition of the limits to management's responsibilities.  In addition, the board should approve or develop the corporate objectives that the CEO is responsible for meeting and assess the CEO against these objectives.

Pursuant to the Board's Mandate, the board of directors is responsible for adopting a strategic planning process, approving strategic plans, and monitoring performance against plans and for selecting and appointing, evaluation of and (if necessary) termination of the CEO.  In addition, the Board is responsible for succession planning, including appointing, training and monitoring the performance of senior management.

The ECCGC is responsible for creating CEO and board position descriptions and developing corporate objectives for recommendation to the Board.  Once approved, the ECCGC is responsible for assessing the CEO against the corporate objectives set by the Board, and making recommendations to the Board with respect to the performance of senior management.

TSX Guideline Ref. (Sec. 473)	TSX Guidelines for Corporate Governance	Aurizon's Corporate Governance Practice
(12)

Every board of directors should implement structures and procedures that ensure that the board can function independently of management.  An appropriate structure would be to (i) appoint a chair of the board who is not a member of management with responsibility to ensure the board discharges its responsibilities or (ii) assign this responsibility to an outside director, sometimes referred to as the "Lead director".  The chair or lead director should ensure that the board carries out its responsibilities effectively which will involve the board meeting on a regular basis without management present and may involve assigning the responsibility for administering the board's relationship to management to a committee of the board.

Mr. Hall is Chairman of the Board of Directors, Chief Executive Officer and President of the Company.  He also beneficially owns 393,342 common shares of the Company, representing 0.62% of the issued and outstanding common shares of the Company.  Mr. Walton is the Executive Vice-President and Chief Financial Officer of the Company and also beneficially owns 776,000 common shares of the Company, representing 1.23% of the issued and outstanding common shares of the Company.  Given the size and present stage of development of the Company, the Board believes that it is reasonable that two of the individuals who are most instrumental in providing leadership, strategy and development of the Company, sit as members of the Board.  The other directors consider that their ability to function independently from management and to have access to Company personnel at any time, is not impeded by the presence of Mr. Hall and Mr. Walton on the Board.  All committees of the Board are made up of non-management directors.

The separation of the roles of the board chair and the chief executive officer is an issue that the Board of the Company regularly reviews.  The Board has determined that separation at this time would not be beneficial to Aurizon and would limit the Board's flexibility to act in the best interests of Aurizon and its shareholders.

The combination of the position of Chairman and Chief Executive Officer allows the Chairman of the Board of Directors to have more detailed knowledge of the business and activities of Aurizon than would be possible in the case of a non-executive Chairman.

However, in response to the TSX Guidelines, in early 2003 the Board, with the encouragement of the Chairman and Chief Executive Officer, decided to create the position of Lead Director, with the responsibility to ensure that the Board executes its mandate independently of management.  Mr. Brian S. Moorhouse, Chairman of the Executive Compensation and Corporate Governance Committee, is currently serving as the "Lead Director".

In addition, the Company's Executive Compensation and Corporate Governance Committee is authorized to approve, in circumstances that it considers appropriate, the engagement by any one or more directors of outside advisers at the Company's expense.

TSX Guideline Ref. (Sec. 473)	TSX Guidelines for Corporate Governance	Aurizon's Corporate Governance Practice
(13)

The audit committee of every board of directors should be composed only of unrelated directors.  All of the members of the audit committee should be financially literate and at least one member should have accounting or related financial expertise.  Each board shall determine the definition of and criteria for "financial literacy" and "accounting or related financial expertise".  The board should adopt a charter for the audit committee that sets out the roles and responsibilities of the audit committee, which should be specifically defined so as to provide appropriate guidance to audit committee members as to their duties.  The audit committee should have direct communication channels with the internal and external auditors to discuss and review specific issues as appropriate.  The audit committee duties should include oversight responsibility for management reporting on internal control.  While it is management's responsibility to design and implement an effective system of internal control, it is the responsibility of the audit committee to ensure that management has done so.

The Board of Directors has adopted an Audit Committee Charter for its Audit Committee, whereby the primary function of the Audit Committee is to assist the Board of Directors in fulfilling its financial oversight responsibilities by reviewing:  the financial reports and other financial information provided by the Company to any governmental body or other stakeholders; the Company's systems of internal controls regarding finance, accounting, and the Company's auditing, accounting and financial reporting processes.  Consistent with this function, the Audit Committee encourages continuous improvement of, and fosters adherence to, the Company's policies, procedures and practices at all levels.  The Audit Committee's primary duties and responsibilities are to:

  Serve as an independent and objective party to monitor the Company's financial reporting and internal control system and review the Company's financial statements.

  Review and appraise the performance of the Company's external auditors.

  Provide an open avenue of communication among the Company's auditor, financial and senior management and the Board of Directors.

The Audit Committee met on December 11, 2002 to plan for the Audit and on April 3, 2003, to review the audited annual financial statements for the year ended December 31, 2002, during which time its members were Mr. Gagne, Mr. Moorhouse and Mr. Normand, all of whom are outside, unrelated Directors.  The Board considers that all members of the Audit Committee are financially literate and have a working familiarity with basic finance and accounting practices.  In addition, Mr. Gagne and Mr. Normand, both of whom are Chartered Accountants, are considered by the Board to have accounting or related financial management expertise.  The definition of "financially literate" is the ability to read and understand a balance sheet, an income statement and a cash flow statement.  The definition of "accounting or related financial management expertise" is the ability to analyze and interpret a full set of financial statements, including the notes attached thereto, in accordance with Canadian generally accepted accounting principles.

(14)

The board of directors should implement a system that enables an individual director to engage an outside adviser at the expense of the Company in appropriate circumstances.  The engagement of the outside advisor should be subject to the approval of an appropriate committee of the Board.

Pursuant to its Charter, the Company's ECCGC is empowered to approve, in circumstances that it considers appropriate, the engagement by any one or more directors of outside advisers at the Company's expense.

(b) Code of Business Ethics

In 2003, the Board of Directors adopted the following Code of Business Ethics:

Acting with integrity, honesty and in good faith with respect to what is in the best interests of the Company's stakeholders is fundamental to the Company's reputation and ongoing success. Aurizon is committed to sustainable growth within the parameters of protecting the environment, ensuring the safety and well being of its employees, and supporting the communities in which it operates. The directors, officers and senior employees of the Company must be committed to upholding these responsibilities in all facets of the Company's day-to-day operations.

In addition, the directors, officers and employees of the Company and persons or companies related to or controlled by them are expected to act in accordance with applicable laws and with the highest standards of ethical and professional behaviour. It is essential that the Company's directors, officers and employees respect and adhere to the Company's Code of Business Ethics and to the rules and procedures outlined in the companies corporate polices, including the Company's Policy on Disclosure, Confidentiality and Securities Trading dated June, 1996 as Revised July, 2000; and Policy on Electronic Communications dated November, 2000.

Failure to comply with the Company's Code of Business Ethics and the rules and procedures outlined in the Company's corporate policies may result in the immediate suspension or dismissal of any officer or employee of the Company. The Company may also be required by law to report a failure to comply with the relevant securities enforcement authorities who may conduct a formal inquiry, which may result in civil and/or criminal sanctions being imposed on any director, officer or senior employee concerned.

INDEBTEDNESS TO COMPANY OF DIRECTORS AND OFFICERS

There was no indebtedness of any director, executive officer, senior officer, or associate of them, to or guaranteed or supported by the Company or any of its subsidiaries either pursuant to an employee stock purchase program of the Company or otherwise, during the most recently completed financial year.

APPOINTMENT OF AUDITORS

Unless otherwise instructed, the proxies given pursuant to this solicitation will be voted for the appointment of PricewaterhouseCoopers LLP, Chartered Accountants, of Vancouver, British Columbia, as the auditors of the Company to hold office for the ensuing year at a remuneration to be fixed by the directors.

For the year ended December 31, 2002, the total fees charged by PricewaterhouseCoopers LLP to the Company for audit services were $63,000 and for non-audit services were $29,091, for a total of $92,091.

INTEREST OF INSIDERS IN MATERIAL TRANSACTIONS

No insider and no associate or affiliates of the foregoing persons has or has had any material interest, direct or indirect, in any transaction since the commencement of the Company's last completed financial year or in any proposed transaction which in either such case has materially affected or will materially affect the Company, except as set out below under "Particulars of Other Matters to be Acted Upon".

DIRECTORS' AND OFFICERS' INSURANCE

The Company maintains liability insurance for its directors and officers providing coverage of $10,000,000 per occurrence per policy year. Claims under the policy are subject to a deductible of $200,000 per occurrence. The Company paid a premium of $45,600 in 2002.

MANAGEMENT CONTRACTS

The Company is a self-managed company and does not have any management contracts.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Except as set out herein, no director or senior officer of the Company, nor any associate or affiliate of the foregoing persons, has any substantial interest, direct or indirect, by way of beneficial ownership or otherwise, in matters to be acted upon at the Meeting.

PARTICULARS OF OTHER MATTERS TO BE ACTED UPON

(A) INCREASE IN AUTHORIZED SHARE CAPITAL

The Company is currently authorized to issue 200,000,000 shares divided into 100,000,000 Common Shares without par value and 100,000,000 Preferred Shares without par value issuable in series. Of this amount, as at April 30, 2003, 84,114,682 Common Shares are issued and outstanding on a fully diluted basis. There are no Preferred Shares currently issued. In order to facilitate the Company's ability to do equity financings in the future, it is proposed that the Company's authorized share capital be increased to 600,000,000 shares divided into 500,000,000 Common Shares without par value and 100,000,000 Preferred Shares without par value issuable in series. The special rights and restrictions attached to the aforementioned shares are as set out in the Articles of the Company. The Company therefore requests its members to pass the following resolutions:

"RESOLVED, as a special resolution that:

(1) the authorized capital of the Company be increased from 200,000,000 shares without par value to 600,000,000 shares without par value, divided into 500,000,000 Common Shares without par value and 100,000,000 Preferred Shares without par value issuable in series. The special rights and restrictions attached to the aforementioned shares are as set out in the Articles of the Company;

(2) the Memorandum of the Company be altered by deleting Paragraph 2 in its entirety and substituting the following therefor:

"2. The authorized capital of the Company consists of 600,000,000 shares without par value, divided into 500,000,000 Common Shares and 100,000,000 Preferred Shares, issuable in series. The rights and restrictions attached to the aforeme ntioned shares are as set out in the Articles of the Company."; and

(3) the Memorandum as altered be in the form attached hereto and marked "Schedule"A", so that the Memorandum as altered shall at the time of filing comply with the Company Act."

The special resolution requires the approval of not less than 75% of the votes cast by those members of the Company who, being entitled to do so, vote in person or by proxy at the Meeting.

Director's Recommendation

The Directors of the Company believe the passing of the aforementioned special resolution is in the best interests of the Company and recommend that members vote in favour of the resolution.

In the event the resolution is not passed, the Company will be severely hampered in its ability to do equity financings in the future and such restriction could impede the Company's future growth.

The persons named as proxies in the enclosed form of proxy intend to cast the votes represented by proxy in favour of the resolution approving the increase in the authorized share capital.

(B)	SHAREHOLDER APPROVAL TO THE ISSUANCE OF A NUMBER OF SHARES BY PRIVATE PLACEMENT THAT EXCEEDS 25% OF THE COMPANY'S ISSUED SHARE CAPITAL.

Introduction

Acquisition of Casa Berardi ("Casa Berardi")

In September 1998, Aurizon acquired a 100% interest in the Casa Berardi property, which includes a modern 2,200 tonne per day mill and related surface and underground infrastructure.

Feasibility Study

In the first half of 2000, Aurizon, with the assistance of several independent consultants, completed a feasibility study of the West Mine area of the Casa Berardi property. The study envisages sinking a 1,031 metre vertical shaft capable of sustaining a daily ore production of up to 4,500 tonnes. Related infrastructure, such as ore and waste pass systems, ramps and lateral development, have been designed to ensure optimal efficiency, minimum operating costs and, considering the mineral potential of the West Mine area, to accommodate a long mine life beyond that established to date.

The pre-production period was estimated to take 30 months and capital expenditures, including a 10% contingency, during that period were estimated at $121 million.

As a result of the completed feasibility study, proven and probable mineral reserves at the West Mine were estimated at 6.9 million tonnes at an average grade of 6.7 grams per tonne or 1.5 million ounces of gold. It was estimated that the Casa Berardi West and East Mines and Principal Zone also contain additional undiluted mineral resources of 4.5 million tonnes at an average grade of 7.7 grams per tonne or approximately 1.1 million ounces of gold.

Exploration

In 2002, approximately 14,000 metres of additional exploration drilling was completed as part of an ongoing $2 million program. The current drill program has indicated that certain mineralization found in the 118 - 120 zone area is the dip extension of the Principal Zones. The Principal Zones area is located between the West and East Mines and extends laterally over 900 metres.

In early 2003, Aurizon commenced an underground exploration program, which will provide underground access to Zone 113 in order to increase the confidence level on the continuity of that zone and extract a bulk sample. Aurizon discovered Zone 113, which extends from 400 metres to 1000 metres below surface, in 1999. Previously reported probable mineral reserves of Zone 113 are estimated at 984,000 ounces of gold at an average grade of 7.4 grams per tonne. Previously reported total proven and probable mineral reserves at the West Mine total 1.5 million ounces of gold at an average grade of 6.7 grams per tonne.

The program includes deepening and extending the present ramp at the West Mine area from the 450 metre to the 550 metre level, drifting approximately 450 metres east to access the 113 Zone on the 550 metre level, drifting along Zone 113, definition drilling and the extraction of a bulk sample. The total program will cost approximately $17 million over a nineteen-month period. In order to finance the first phase of this progra m, Aurizon arranged a $7,000,000 equity private placement in December 2002. In April 2003, a further $5,000,000 equity private placement was arranged, however, additional capital will be required in order to finance the balance.

In addition, a new surface drill program, which will cost approximately $2,000,000, has commenced which will include further infill drilling in the 118-120 zone area, and step-out drilling between this area and the East Mine. Some geophysical test work will also be performed to define targets outside of the mining lease, but within Aurizon's 32,000 acre land position.

The Financing

The Company is continually investigating opportunities to raise financing to further explore and develop the Casa Berardi project and for general working capital. In addition, as a result of exploration programs currently underway at the Company's properties, the Company may undertake one or more financings over the next year and expects one or more of these to be structured as private placements.

Under the rules of the The Toronto Stock Exchange ("TSX") the aggregate number of shares of a listed company which are issued or made subject to issuance (i.e. issuable under a share purchase warrant or option or other convertible security) by way of one or more private placement transactions during any particular six-month period may not exceed 25% of the number of shares outstanding (on a non -diluted basis) prior to giving effect to such transactions (the "TSX 25% Rule"), unless there has been shareholder approval of such transaction.

The application of the TSX 25% Rule may restrict the ability of the Company to raise funds by private placement of its securities.

Management of the Company considers it to be in the best interests of the Company to solicit private placement funds for the Casa Berardi project, exploration expenditures and working capital. The TSX has a working practice that it will accept advance approval by shareholders in anticipation of private placements that may exceed the TSX 25% Rule, provided such private placements are completed within 12 months of the date such advance approval is given.

The Company's issued and outstanding share capital is 70,445,817 Common Shares as at April 30, 2003, and the Company proposes that the maximum number of shares which either would be issued or made subject to issuance under one or more private placements in the twelve month period commencing on June 17, 2003, would not exceed 70,445,817 Common Shares, or 100% of the Company's issued and outstanding shares as at April 30, 2003.

Any private placement proceeded with by the Company under the advance approval being sought at the Meeting will be subject to approval by the Directors of the Company and to the following additional restrictions:

(i) it must be substantially with parties at arms -length to the Company;

(ii) it cannot materially affect control of the Company;

(iii) it must be completed within a twelve month period following the date the advance member approval is given; and

(iv) it must comply with the private placement pricing rules of the TSX which currently require that the issue price per common share must not be lower than the closing market price of the Common shares on the TSX on the trading day prior to the date Notice of the private placement is given to the TSX (the "Market Price") less the applicable discount, as follows:

Market Price	Maximum Discount
$0.50 or less	25%
$0.51 to $2.00	20%
Above $2.00	15%

(For these purposes, a private placement of unlisted convertible securities is deemed to be a private placement of the underlying listed securities at an issue price equal to the lowest possible price at which the securities are convertible by the holders thereof).

In all cases, the TSX retains the discretion to decide whether or not a particular placement is "substantially" at arms -length or will materially affect control, in which case specific member approval may be required.

In anticipation that the Company may wish to enter into one or more private placements in the next 12 months that will result in it issuing and/or making issuable such number of its Common Shares, taking into account any shares that may be issued upon exercise of any warrants, options or other rights granted in connection with the private placements, that will exceed the TSX 25% Rule, the Company requests its members to pass an ordinary resolution in the following terms:

"RESOLVED, as an ordinary resolution, that the issuance by the Company in one or more private placements during the twelve month period commencing June 17, 2003, of such number of securities as would result in the Company issuing or making issuable a number of Common Shares totalling up to 70,445,817 or 100% of the number of issued and outstanding Common Shares as at April 30, 2003, as more particularly described in and subject to the restrictions described in the Company's Information Circular dated April 30, 2003, is hereby approved."

An ordinary resolution requires the approval of a simple majority of the votes cast by those members of the Company who, being entitled to do so, vote in person or by proxy at the Meeting.

Director's Recommendation

The Directors of the Company believe the passing of the ordinary resolution is in the best interests of the Company and recommend that members vote in favour of the resolution.

In the event the resolution is not passed, the TSX will not approve any private placements that result in the issuance or possible issuance of a number of shares which exceed the TSX 25% Rule, without specific shareholder approval. Such restriction could impede the Company's Casa Berardi project and its timely access to required funds on favourable terms.

The persons named as proxies in the enclosed form of proxy intend to cast the votes represented by proxy in favour of the resolution approving the issuance of a number of shares by private placement that exceeds 25% of the Company's issued share capital unless the holder of Common Shares who has given such proxy has directed that the votes be otherwise cast.

(C) OTHER MATTERS

Management of the Company is not aware of any matter to come before the Meeting other than as set forth in the notice of meeting. If any other matter properly comes before the Meeting, it is the intention of the persons named in the enclosed form of proxy to vote the shares represented thereby in accordance with their best judgment on such matter.

DATED this 30th day of April, 2003.

BY ORDER OF THE BOARD

     David P. Hall, Chairman, President & Chief Executive Officer

SCHEDULE "A"

Province of British Columbia

COMPANY ACT

ALTERED MEMORANDUM

(as altered by Special Resolution dated June 17, 2003)

OF AURIZON MINES LTD. in its English form

and MINES AURIZON LTEE. in its French form

1. The name of the Company is "AURIZON MINES LTD." in its English form and "MINES AURIZON LTEE." in its French form.

2. The authorized capital of the Company consists of 600,000,000 shares without part value, divided into 500,000,000 Common Shares and 100,000,000 Preferred Shares, of which 8,050,000 are designated as Series "A" Convertible Preferred Shares and 1,135,050 are designated as Series "B" Convertible Preferred Shares. The rights and restrictions attached to the aforementioned shares are as set out in the Articles of the Company.

AURIZON MINES LTD. - PROXY

THIS PROXY IS SOLICITED BY MANAGEMENT OF AURIZON MINES LTD. FOR THE ANNUAL GENERAL MEETING OF MEMBERS TO BE HELD IN THE BOARDROOM OF COMPUTERSHARE TRUST COMPANY OF CANADA, 3RD FLOOR, 510 BURRARD STREET, VANCOUVER, BRITISH COLUMBIA, ON TUESDAY, JUNE 17, 2003, AT THE HOUR OF 2:00 P.M., VANCOUVER TIME.

The undersigned member of AURIZON MINES LTD.  (the "Company") hereby appoints DAVID P. HALL, or, failing him, IAN S. WALTON or __________________________________ as Proxy holder for and on behalf of the undersigned to attend the Annual General Meeting of the members of the Company to be held on June 17, 2003 and at any adjournments thereof, to act for and on behalf of and to vote the shares of the undersigned and to cast the number of votes the undersigned would be entitled to cast if personally present with respect to the matters specified below.

I direct my Proxy to vote as follows:

1.

To pass an Ordinary Resolution to fix the number of directors at ten (10):

FOR ____________

AGAINST ____________________

2.

To elect the following persons as directors of the Company for a term expiring at the third next following annual general meeting:

SARGENT H. BERNER

FOR ____________

WITHHOLD VOTE ____________

DAVID P. HALL

FOR ____________

WITHHOLD VOTE ____________

FRANK A. LANG

FOR ____________

WITHHOLD VOTE ____________

3.

To elect the following persons as directors of the Company for a term expiring at the next following annual general meeting:

RICHARD FAUCHER

FOR ____________

WITHHOLD VOTE ____________

GERARD GAGNE

FOR ____________

WITHHOLD VOTE ____________

ROBERT NORMAND

FOR ____________

WITHHOLD VOTE ____________

4.

To appoint PricewaterhouseCoopers LLP, Chartered Accountants, as auditors of the Company for the ensuing year:

FOR ____________

WITHHOLD VOTE ____________

5.

To authorize the directors to fix the remuneration to be paid to the auditors:

FOR ____________

AGAINST ____________________

6.

To pass a Special Resolution to ratify and approve an increase in the Company's authorized share capital, as more particularly described in and subject to the restrictions as set out in the Information Circular accompanying this proxy:

                                                                                                                                                                         FOR ____________                AGAINST ____________________

7. To pass an Ordinary Resolution to ratify and approve the issuance by the Company of such number of securities as would result in the Company issuing or making issuable a number of Common Shares totalling up to 100% of the number of issued and outstanding Common Shares as at April 30, 2003, as more particularly described in and subject to the restrictions as set out in the Information Circular accompanying this proxy:
       FOR ____________             AGAINST ____________________

8. To transact such other business as may properly come before the Meeting:

     FOR____________           AGAINST____________________

The undersigned member hereby revokes any Proxy previously given.

EXECUTED on the ______ day of ______________________, 2003

_______________________________________________________
SIGNATURE OF MEMBER

PROXY INSTRUCTIONS:

1.

The shares represented by this Proxy will, on any ballot, be voted as the member may have specified by marking an "X" in the spaces provided for that purpose.    If no choice is specified, the shares will be voted as if the member had specified an affirmative vote.

2.

A member has the right to appoint a person other than the person designated in the Proxy to attend and act for him and on his behalf at the meeting.  If the member does not wish to appoint either of the persons named in this Proxy, he should strike out their names and insert, in the blank space provided, the name of the person he wishes to act as his Proxy holder.  Such other person need not be a member of the Company.

3.

No matters other than those stated in the attached notice are presently known to be considered at the meeting, but, if such matters should arise, proxies will be voted in accordance with the instructions of the member voting by Proxy.  IF THE MEMBER VOTES FOR THE TRANSACTING OF FURTHER BUSINESS, THIS PROXY WILL BE VOTED AT THE DISCRETION OF THE PROXY HOLDER NAMED.

4.

This Proxy may not be valid unless it is dated and signed by the member or by his attorney duly authorized by him in writing, or, in the case of a corporation, is executed under its corporate seal or by an officer or officers or attorney for the corporation duly authorized.  If this Proxy is executed by an attorney for an individual member or joint members or by an officer or officers or attorney of a corporate shareholder not under its corporate seal, the instrument so empowering the officer or officers or the attorney, as the case may be, or a notarial copy thereof, should accompany the Proxy.

5.

The Proxy may not be used at the meeting or any adjournments thereof unless it is deposited at the office of COMPUTERSHARE TRUST COMPANY OF CANADA, Proxy Department, 100 University Avenue, 9th Floor, Toronto, Ontario  M5J 2Y1, the Company's Registrar and Transfer Agent, at least 48 hours before the date of the meeting.  The chairman of the meeting has the discretion to accept proxies filed less than 48 hours before the date of the meeting.

AURIZON MINES LTD.
("Aurizon")

Suite 900, 510 Burrard Street
Vancouver, British Columbia  V6C 3A8

CONSENT TO ELECTRONIC DELIVERY OF DOCUMENTS

1.

I, the undersigned shareholder, consent to receiving a document to which I am entitled, electronically rather than by mail.  I understand that the documents I am entitled to receive are determined by the class of shares I hold and may include:

  Aurizon's Quarterly Financial Report.

  Aurizon's Annual Report (including Annual Financial Statements and Management's Discussion and Analysis).

  Notice of Aurizon's Annual or Special Meeting of Shareholders and related proxy circular (when permitted by law).

  Aurizon's Supplemental Mailing List Return Card.

  Other corporate information about Aurizon Mines Ltd.

2.

I understand and agree that Aurizon will notify me that a document that I am entitled to receive is available at Aurizon's website www.aurizon.com once Aurizon has filed the documents with securities regulators.  I agree that notification will be sent to me at my e-mail address set out below or in such other manner as Aurizon may determine.

3.

I acknowledge that access to Internet e-mail and the worldwide web is required in order to access a document electronically and I confirm that I have such access.

4.

I understand and agree that:

  Any e-mail notice or other notification will not contain an actual document.

  Any e-mail notice or other notification will contain Aurizon's web address (or hyperlink) identifying where a document is located.

  By entering Aurizon's web address into my web browser, I can access, view, download, and print a document from my computer.

  A document distributed electronically will be in Adobe's Portable Document Format (PDF).

  The Adobe Acrobat Reader software is required to view a document in PDF format and is available free of charge from Adobe's website at www.adobe.com.

5.

I understand that I may request a paper copy of a document for which I have consented to electronic delivery by calling Aurizon at 604-687-6600 or 1-888-411-GOLD (4653) or by sending a fax at 604-687-3932.  My request can also be made through Aurizon's website at www.aurizon.com or by regular mail to Aurizon Mines Ltd., Suite 900, 510 Burrard Street, Vancouver, B.C.  V6C 3A8.

6.

I understand and agree that:

  At any time and without giving me advance notice, Aurizon may elect not to send me a document electronically, in which case a paper copy of the document will be mailed to me.

  If a document intended to be sent to me electronically is not available electronically, a paper copy of the document will be mailed to me.

7.

I understand that Aurizon will maintain, on its website, any document sent to me electronically, for a least six months from the date of posting to the website.

8.

I understand that I may revoke or modify my consent and that I may change my e-mail address to which documents are delivered to me, any time by notifying Aurizon Mines Ltd. by telephone: 604-687-6600 or 1-888-411-4653; by fax: 604-687-3932; by email:  requestinfo@aurizon.com; or by regular mail to Aurizon Mines Ltd., Suite 900, 510 Burrard Street, Vancouver, B.C.  V6C 3A8.  I understand that if I change my e-mail address or revoke or modify my consent, I must notify Aurizon and Aurizon must actually receive and acknowledge my notification for my request to be effective.

9.

I understand that I am not required to consent to electronic delivery.

I am a shareholder of Aurizon Mines Ltd.  I have read and understand the terms of this "Consent to Electronic Delivery of Documents" form and, on those terms, I consent to the electronic delivery of the documents I am entitled to receive.

Shareholder Name:    __________________________________________________________________________

                                      Please Print

Shareholder Signature: ________________________________________________________________________

Shareholder Email: ___________________________________________________________________________

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AURIZON MINES LTD.

IMPORTANT NOTICES

QUARTERLY REPORTS - do you wish to receive them?

Aurizon Mines Ltd. provides information to the press on the day that our quarterly results are announced.  Because of this, many of our shareholders do not wish to receive, by mail, copies of the subsequent quarterly reports.  By mailing these reports only to those shareholders who want them, your company can achieve savings in both paper usage and expense.

To assist us with this program, please mark an "X" in the box below only if you wish to receive quarterly reports.  Return this form, together with your Proxy, in the envelope provided.

If this form is not returned, we will assume you do not wish to receive these reports; however, you will continue to receive the annual report and associated Proxy material.

____    YES, I WISH TO RECEIVE QUARTERLY REPORTS BY MAIL.

ANNUAL REPORTS - Duplicate Copies

If you have received more than one copy of the annual report, it could be because you are registered on the share register in more than one way.  If so, it would help us to reduce multiple mailings if you could request us to consolidate your accounts by marking an "X" in the box below and returning this form with your executed Proxy.  Please note, however, that this consolidation may not be possible if, for example, you hold shares registered in your own name and also hold shares that are registered in your broker's name.

____   YES, I HAVE RECEIVED MORE THAN ONE COPY OF THE ANNUAL REPORT AND HEREBY REQUEST THAT YOU CONSOLIDATE MY ACCOUNTS IN AURIZON MINES LTD.'S SHARE REGISTER.

May 26, 2003
File:  285
FILED VIA SEDAR

British Columbia Securities
Ontario Securities Commission
Commission des valeurs
mobilieres du Quebec

                    Attention:  Statutory Filings

The Toronto Stock Exchange
                    Attention:  Listings Department

Dear Sirs:

Re:  First Quarter 2003 Report to Shareholders - Mailing Date:  May 26, 2003

In accordance with Section 144 of the B.C. Securities Rules and National Instrument 51-102, we wish to confirm that on the captioned mailing date, the First Quarter Report to Shareholders together with the financial statements for the three months ended March 31, 2003 was sent by prepaid mail to each shareholder at the specified latest address shown on the Supplemental Mailing List of the Company.

Yours very truly,

AURIZON MINES LTD.

(Signed)

Julie A.S. Kemp
Corporate Secretary

Enclosure
cc\encl:    DuMoulin Black (1 Set)

cc\encl:    Computershare Trust Company of Canada (1 Set)

cc\encl:    PricewaterhouseCoopers (1 Set)

cc\encl:    Toronto Stock Exchange (4 Sets)

cc\encl:    Standard & Poors

cc\encl:    U.S. Securities & Exchanges Commission (File #0-22672)

cc\encl:    American Home Assurance Company

Shares Listed Toronto Stock Exchange Ticker Symbol: ARZ U.S. Registration: Form 20-F (File #0-22672) Email: info@aurizon.com Web Site: www.aurizon.com

FIRST QUARTER REPORT
MARCH 31, 2003

Aurizon Reports Improved First Quarter Results

Aurizon reports improved financial results for the first quarter of 2003, which was highlighted by the following:

  Higher realized gold prices.

  Commencement of underground exploration at Casa Berardi, which allowed for the capitalization of standby costs.

  Continuation of encouraging results from surface drill program at Casa Berardi.

  Approval of shaft deepening program at Sleeping Giant.

Aurizon reports operating cash flow of $281,000 in the first quarter of 2003, compared to operations consuming $530,000 for the same period of 2002.

Gold production for the quarter was higher than forecast at 7,672 ounces, although lower than the same period of 2002.

FINANCIAL RESULTS

During the three months ended March 31, 2003, Aurizon incurred a net loss of $6,000, or nil cents per share, compared to a net loss of $288,000, or 1 cent per share, in the first quarter of 2002.  Cash flow from operating activities was $281,000 in the first quarter of 2003, compared to cash outflows of $530,000 for the same period of 2002.

Higher realized gold prices in the first quarter of 2003 mitigated lower gold production, which resulted in a 6% decrease in revenue compared to 2002.  Revenue from mining operations totaled $4.1 million in the first quarter of 2003 compared to $4.3 million for the same period of 2002.  The average gold price realized during the first quarter was US$349 per ounce compared to US$293 for the same period of 2002.

Mine operating costs in the first quarter of 2003 decreased marginally to $3.0 million compared to $3.1 million in 2002.  Planned lower ore throughput, due to a change in mining methods, and a stronger Canadian dollar contributed to higher total cash costs per ounce of US$260 compared to US$216 in 2002.

Depreciation and depletion expense increased in the first quarter of 2003 to $627,000, compared to $531,000 in 2001.  On a per ounce basis, depreciation, depletion and reclamation increased to US$54 in 2003 from US$37 in the same period of 2002, due to an increase in capitalized expenditures resulting from the accelerated exploration activities at Sleeping Giant.

Care and maintenance costs at Casa Berardi are being capitalized in 2003 due to the significant exploration activity underway, whereas these costs, totaling $594,000, were charged to operations in the first quarter of 2002.

Capital expenditures of $3.8 million were incurred during the first quarter of 2003, of which $2.8 million was invested at Casa Berardi and $1.0 million at Sleeping Giant. This is significantly higher than the $0.5 million invested during the first quarter of 2002, due primarily to the commencement of underground exploration at Casa Berardi.

Financing activities during the first quarter of 2003 provided $241,000 from the exercise of incentive stock options and private placement warrants.  In the same period of 2002, government assistance provided $50,000.

OPERATIONS

The Sleeping Giant Mine produced 15,344 ounces of gold during the first quarter, 14% higher than forecast, although 15% lower than the 17,991 ounces produced in the first quarter of 2002.  Aurizon's share of 2003 production was 7,672 ounces.  The average ore grade of 12.1 grams per tonne was 17% higher than the grade achieved in same period of 2002.

Aurizon Mines Ltd.
First Quarter Report
March 31, 2003
2

The elimination of sub-level stoping to mining by the shrinkage method only, has resulted in a reduction in ore throughput and a corresponding increase in total cash costs to US$260 per ounce, compared to the US$216 per ounce achieved for the same period of 2002.

In March 2003, a decision was made to deepen the current production shaft by 200 metres to allow access to known mineral reserves and resources in Zones 8 and 30 on three levels below the current deepest level at 785 metres.  Aurizon's share of the cost is estimated at approximately $3.5 million and will be incurred between the end of the first quarter of 2003 and the third quarter of 2004.

CASA BERARDI

During the first quarter of 2003, the preparation and rehabilitation work related to the underground exploration program was completed.  Tenders for the underground ramp extension and drifting required to access the 113 Zone were evaluated and the contract was awarded to Ross-Finlay 2000 Inc.  It is anticipated that the ramp will access 113 Zone in the fourth quarter of 2003.

The budgeted $2 million, 20,000 metre drill program for 2003 continued to provide encouraging results.  All of the drilling activity in the first quarter was focused on infill drilling of the 118-120 zones, the majority of which confirmed the continuity of the zones.  A resource estimation of this area should be completed in the second quarter of 2003.

OUTLOOK

As at March 31, 2003, cash and working capital exceeded $9 million and the Company remains debt free.

In May 2003, Aurizon successfully completed a $5.0 million equity financing.  Proceeds from this financing will fund the second phase of the underground exploration program at Casa Berardi.

Aurizon's forecast gold production for 2003 is 30,500 ounces at a total cash cost of US$258 per ounce, based on an average Canadian dollar exchange rate of 1.50.  A change of 0.05 in the Canadian dollar exchange rate impacts total cash costs by approximately US$10 per ounce.

ounce, based on an average Canadian dollar exchange rate of 1.50. A change of 0.05 in the Canadian dollar exchange rate impacts total cash costs by approximately US$10 per ounce.

"It was anticipated that production at Sleeping Giant would decrease during the first half of 2003 as broken ore is accumulated in the shrinkage stopes before extraction and we are encouraged that higher grade ore is now being delivered to the mill." said David Hall, Aurizon's President and Chief Executive Officer.  "Aurizon's focus in 2003 will be the continued advancement of the Casa Berardi project towards a potential production decision in mid 2004."

Aurizon Mines Ltd.
First Quarter Report
March 31, 2003
3

Consolidated Balance Sheets (Unaudited) - As at

	March 31,	December 31,
	2003	2002
	$	$
ASSETS
CURRENT
Cash and cash equivalents	9,156,336	12,441,888
Bullion settlements	1,446,963	606,045
Accounts receivable	1,294,802	1,118,180
Prepaids	326,580	293,900
Inventory	767,111	436,573
TOTAL CURRENT ASSETS	12,991,792	14,896,586
REFUNDABLE TAX CREDIT	361,304	-
PROPERTY, PLANT AND EQUIPMENT	6,634,425	6,624,089
MINERAL PROPERTIES	23,887,523	21,144,354
TOTAL ASSETS	43,875,044	42,665,029
LIABILITIES
ACCOUNTS PAYABLE AND ACCRUED LIABILITIES	3,867,174	2,892,154
PROVISION FOR RECLAMATION COSTS	3,636,405	3,636,405
TOTAL LIABILITIES	7,503,579	6,528,559
SHAREHOLDERS' EQUITY
SHARE CAPITAL	83,437,066	83,195,861
CONTRIBUTED SURPLUS	742,943	742,943
CONVERTIBLE DEBENTURES	6,517,534	6,517,534
DEFICIT	(54,326,078)	(54,319,868)
TOTAL SHAREHOLDERS' EQUITY	36,371,465	36,136,470
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	43,875,044	42,665,029

Approved on behalf of the Board,

Robert Normand,                                                                            Brian S. Moorhouse,

Director                                                                                            Director

Aurizon Mines Ltd.
First Quarter Report
March 31, 2003
4

Consolidated Statements of Operations and Deficit (unaudited) -- For the three months ended March 31

	2003	2002
	$	$
REVENUE
Mining operations	4,114,749	4,285,808
Interest and other income	54,906	154,085
	4,169,655	4,439,893
EXPENSES
Operating costs	3,017,210	3,097,719
Depreciation and depletion	626,893	531,393
Administrative and general costs	472,611	333,369
Care and maintenance costs	-	593,733
Interest and financing costs	-	139,430
Gain on sale of property, plant and equipment	-	(10,915)
Capital taxes	42,524	31,347
	4,159,238	4,716,076
EARNINGS (LOSS) FOR THE PERIOD BEFORE INCOME TAXES	10,417	(276,183)
INCOME TAX EXPENSE	(16,627)	(11,385)
NET LOSS FOR THE PERIOD	(6,210)	(287,568)
DEFICIT - BEGINNING OF PERIOD	(54,319,868)	(51,550,962)
DEFICIT - END OF PERIOD	(54,326,078)	(51,838,530)
LOSS PER SHARE - Basic and diluted	-	(0.01)
Weighted average number of common shares outstanding	63,296,637	40,688,489

Aurizon Mines Ltd.

First Quarter Report
March 31, 2003
5

Consolidated Statements of Cash Flow (unaudited) - For the three months ended March 31

	2003	2002
	$	$
OPERATING ACTIVITIES
Net (loss) earnings for the period	(6,210)	(287,568)
Add (deduct) items not requiring an outlay of cash:
Depreciation and depletion	650,138	558,711
Interest and financing	-	139,430
Gain (loss) on sale of property, plant and equipment	-	(10,915)
Cash flow from operations	643,928	399,658
Decrease (increase) in non-cash working capital items	(363,216)	(929,841)
	280,712	(530,183)
INVESTING ACTIVITIES
Property, plant and equipment	(143,851)	(58,457)
Mineral properties	(3,668,618)	(516,336)
Proceeds on disposal of property, plant and equipment	5,000	36,133
	(3,807,469)	(538,660)
FINANCING ACTIVITIES
Government grants	-	50,053
Issuance of shares	241,205	-
	241,205	50,053
DECREASE IN CASH AND CASH EQUIVALENTS	(3,285,552)	(1,018,790)
CASH AND CASH EQUIVALENTS - BEGINNING OF PERIOD	12,441,888	1,787,055
CASH AND CASH EQUIVALENTS - END OF PERIOD	9,156,336	768,265

Aurizon Mines Ltd.
First Quarter Report
March 31, 2003
6

Notes to Consolidated Financial Statements (unaudited)

1.

Basis of Presentation

The accompanying interim financial statements have been prepared in accordance with Canadian generally accepted accounting principles on a basis consistent with those outlined in the Company's audited financial statements for the year ended December 31, 2002.  These notes do not include all of the information and disclosures required by Canadian generally accepted accounting principles for annual financial statements.  These interim financial statements should be read in conjunction with the most recent annual financial statements of the Company.

2.

Supplemental Cash Flow Information

	Three Months ended March 31,
	2003	2002
	$	$
Non-cash Investing and Financing Activities
Shares issued to pay interest	-	99,446

3.

Incentive Stock Options

As permitted by the new accounting standard for stock-based compensation, the Company has elected not to follow the fair value based method of accounting for stock options.  As a result, the Company discloses the pro-forma effect of accounting for incentive stock options granted subsequent to January 1, 2002 using the fair value based method.

The following is the Company's pro forma loss with the fair value method applied to all options issued during the period:

	Three Months Ended March 31,
	2003	2002
	$	$
Loss for the period	-	(276,183)
Compensation expense related to fair value of stock options	-	(102,587)
Pro forma loss for the period	-	(378,770)
Pro forma loss per share: Basic and Diluted	-	(0.01)

The fair value of each option grant is estimated on the date of grant based on the Black-Scholes option-pricing model with the following weighted-average assumptions used for grants:

	2003	2002
Expected volatility	-	73%
Risk-free interest rate	-	3.0%
Expected lives	-	2 years
Dividend yield	-	nil

Aurizon Mines Ltd.
First Quarter Report
March 31, 2003
7

4.

Share Capital

During the first quarter of 2003, 320,900 shares were issued as a result of the exercise of incentive stock options and private placements warrants for total proceeds of $241,205.

5.

Commitments

At March 31, 2003, the Company has a commitment to incur $7,000,000 of eligible flow through expenditures at Casa Berardi during 2003.

6.

Subsequent Events

a)

Convertible Debentures

On April 22, 2003, the Company issued 6,666,680 common shares pursuant to the conversion of a non-interest bearing $4 million convertible debenture.

A $3 million convertible debenture that automatically converts into 5,000,010 common shares on May 31, 2003, remains outstanding.

The debentures have been classified as a component of equity as, given the nature of the conversion features and the company's right to settle the debentures by the issuance of common shares, they are considered to represent permanent capital.

b)

Private Placement

On May 9, 2003 the Company completed a Private Placement of 3,700,000 flow through common shares at a price of $1.35 per share, resulting in gross proceeds of $4,995,000.  In addition, the Company issued broker warrants entitling the holder to purchase 222,000 common shares at a price of $1.35 per share on or before May 9, 2004.  The Company has a commitment to incur eligible flow through expenditures at Casa Berardi, related to this financing, prior to December 31, 2004.

Aurizon is a Canadian-based gold mining company with operations and exploration activities in the Abitibi region of north-western Quebec, one of the world's most prolific gold and base metal regions.  Aurizon owns fifty percent (50%) of the Sleeping Giant Mine and one hundred percent (100%) of the Casa Berardi property, both of which are located in the Abitibi region.  Aurizon shares trade on the Toronto Stock Exchange under the symbol "ARZ".

For further information, contact David P. Hall, President or Ian S. Walton, Chief Financial Officer, at Telephone:

(604) 687-6600; Toll Free: 1-888-411-GOLD; Fax: (604) 687-3932;
Web Site: www.aurizon.com; Email: info@aurizon.com

AURIZON MINES LTD.

For further information, please contact us at:

Suite 900 - 510 Burrard Street,

     Vancouver, British Columbia Canada V6C 3A8

 Telephone: (604) 687-6600 Toll Free: 1-888-411-GOLD Fax: (604) 687-3932

Email: info@aurizon.com

Web Site: www.aurizon.com

This News Release contains certain "forward-looking statements", including, but not limited to, the statements regarding Aurizon's strategic plans, production targets, mine operating costs, capital expenditures, work programs, exploration budgets, and mineral reserve and mineral resource estimates. Forward-looking statements express, as at the date of this press release, Aurizon's plans, estimates, forecasts, projections, expectations or beliefs as to future events or results. Forward-looking statements involve a number of risks and uncertainties, and there can be no assurance that such statements will prove to be accurate. Therefore, actual results and future events could differ materially from those anticipated in such statements. Factors that could cause results or events to differ materially from current expectations expressed or implied by the forward-looking statements include, but are not limited to, factors associated with fluctuations in the market price of precious metals, mining industry risks, environmental hazards and risks, uncertainty as to calculation of mineral reserves, requirement of additional financings, risks of delays in work programs and other risks referred to in Aurizon's 2002 Annual Report on Form 20-F (filed as an alternative form of AIF on SEDAR).

Shares Listed Toronto Stock Exchange

Ticker Symbol: ARZ

U.S. Registration:  (File #0-22672)  Form 20-F

News Release Issue No. 7 - 2003

MAY 5, 2003
FOR IMMEDIATE RELEASE

AURIZON'S CASA BERARDI UNDERGROUND EXPLORATION
PROGRAM UNDERWAY; DIAMOND DRILL RESULTS CONFIRMED

Aurizon Mines Ltd. is pleased to announce that preparation and rehabilitation work has been completed, and the underground exploration program commenced on April 15 at its Casa Berardi project in northwestern Quebec.  The program includes deepening and extending the present ramp at the West Mine area from the 450 metre to the 550 metre level, drifting approximately 450 metres east to access the 113 Zone on the 550 metre level, drifting along the ore in Zone 113, definition drilling and the extraction of a bulk sample.  The contract has been awarded to Ross - Finlay 2000 Inc.

Preparation and rehabilitation work

Rehabilitation of required services such as compressed air, ventilation system and electrical supply, scaling of the access and rehabilitation of emergency exit has been completed.

Cross cut access to ventilation raise

The extension of the current ramp necessitated the driving of a cross cut at the 430 metre level to access the ventilation raise.  The cross cut was driven for 12 metres in mineralized vein material along the East-West strike of the Lower Inter Zone.

The rounds (underground area that has been drilled and blasted to advance development headings) taken in the Lower Inter Zone mineralization at the 430 metre level were systematically chip sampled across the mineralized face.  Chip samples taken across the face of the first round returned 28.4 grams per tonne over 3.8 metres.  This compares favourably with diamond drill hole 101457-0 drilled one metre east of the round, which ran 22.9 grams per tonne gold over 3.8 metres.  Chip samples taken across the face of the second round returned 24.6 grams per tonne gold over the 3.8 metre width of the cross cut.  This also compares favourably to a diamond drill hole situated 6 metres east of the cross cut, which ran 9.6 grams per tonne gold over 6.0 metres.

Two reserve blocks cover the area where the cross cut has been completed, and are estimated at 14.5 grams of gold per tonne and 9.7 grams of gold per tonne.  Previously reported mineral gold reserves of the Lower Inter Zone were estimated at 1,749,000 tonnes averaging 6.1 grams of gold per tonne for 342,700 ounces.

A cross cut to access the ventilation raise at the 450 metre level is underway.

Ramp extension access to Zone 113

The first round along the main ramp access has been blasted on schedule.  It is anticipated that the ramp from the West mine area will access Zone 113 in the fourth quarter of 2003.

"Commencement of the underground program is an important step in the work required to advance the Casa Berardi project towards a production decision" said David Hall, Aurizon's President and Chief Executive Officer, "We are pleased with the progress to date".

May 5, 2003
Aurizon's Casa Berardi Underground Exploration
Program Underway; Diamond Drill Results Confirmed

Summary

Aurizon has completed the first phase of the deep exploration diamond drill program, initiated in 2002, to expand resources and ultimately increase the reserves to a level sufficient to extend the projected mine life beyond 7.5 years.  The program will focus on the extensions of Zone 113 and Zone 118-120 up to 1500 metres east of the proposed shaft, and on deep exploration targets east and below resources and reserves.  Results from the final holes in phase one of the program have been sent for assay and will be released shortly.  Resource estimation is currently in progress and should be completed during the current quarter.  Phase two of the drill program will commence in early June.

Quality control

Face sampling are composite samples from three subhorizontal channels taken at a right angle to the axis of the vein, the footwall and the hanging wall host rock.  Samples have been taken by either a mine geologist or mine technician.

Face and muck samples assays are performed with standard fire assay procedures and gravimetric finition.  Assay checking is performed on the pulp and rejects on any samples yielding greater than 1.0 grams of gold per tonne.  Primary assaying is performed by Laboratoire Bourlamaque of Val d'Or, active in mining industry since 1935.  Chemex of Val d'Or provides external referring assaying on rejects.

Face sampling, implementation and the quality control program is supervised by Michel Gilbert, Eng. M.Sc.A. General Manager, and Ghislain Fournier, Eng. Engineering Manager, who, both, are appropriately qualified persons as defined by National Instrument 43-101.

Additional information

A plan view and long section are provided as part of this release to illustrate the planned underground program described in this release.  If you are unable to view this information, please download the news release from Aurizon's website at http:/www.aurizon.com to which it is attached or contact the Company at the numbers listed below.  All other information previously released on the Casa Berardi project is also available on Aurizon's website.

Aurizon is debt free and is a Canadian-based gold mining company with operations and exploration activities in the Abitibi region of north-western Quebec, one of the world's most prolific gold and base metal regions.  Aurizon owns fifty percent (50%) of the Sleeping Giant Mine and one hundred percent (100%) of the Casa Berardi property, both of which are located in the Abitibi region.  Aurizon shares trade on the Toronto Stock Exchange under the symbol "ARZ".  Additional information on Aurizon and its properties is available on Aurizon's website at http://www.Aurizon.com.

For further information, contact David P. Hall, President or Patrick Soares, Manager, Investor Relations at Telephone: (604) 687-6600; Toll Free: 1-888-411-GOLD; Fax: (604) 687-3932;
Web Site: www.aurizon.com; Email: info@aurizon.com

This News Release includes certain "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995.  Without limitation, statements regarding potential mineralization and resources, exploration results, progress of exploration programs and future plans and objectives of the Company are forward-looking statements that involve a number of risks and uncertainties, and there can be no assurance that such statements will prove to be accurate.  Actual results could differ materially from those projected as a result of the following factors, among others:  changes in the world wide price of gold, risks inherent in mineral exploration, risk associated with development, construction and mining operations, the uncertainty of future profitability and uncertainty of access to additional capital.

Shares Listed Toronto Stock Exchange

Ticker Symbol: ARZ

U.S. Registration:  (File #0-22672)  Form 20-F

News Release Issue No. 8 - 2003

May 9, 2003
FOR IMMEDIATE RELEASE

AURIZON CLOSES $5 MILLION FINANCING; SECURES FUNDING FOR SECOND PHASE OF UNDERGROUND PROGRAM AT CASA BERARDI

Aurizon Mines Ltd. (TSX:ARZ) is pleased to announce that it has closed the $5 million private placement flow-through financing, previously announced on April 10, 2003.  The flow-through financing will fund the second phase of the underground exploration program currently underway at the Company's Casa Berardi project in northwestern Quebec.  The program includes deepening and extending the present ramp at the West Mine area from the 450 metre to the 550 metre level, drifting approximately 450 metres east to access the 113 Zone on the 550 metre level, drifting along Zone 113, definition drilling and the extraction of a bulk sample.

As a result of the closing, the Company has issued 3,700,000 flow-through common shares at a price of $1.35 per share for total gross proceeds of $4,995,000.  In addition, the Company has issued Broker Warrants to Dundee Securities Corporation and National Bank Financial Inc. (the "Agents").  The Broker Warrants entitle the Agents to purchase up to an additional 222,000 Common Shares of the Company at an exercise price of $1.35 per share for a one year period.

Aurizon is debt free and is a Canadian-based gold mining company with operations and exploration activities in the Abitibi region of northwestern Quebec, one of the world's most prolific gold and base metal regions.  Aurizon owns fifty percent (50%) of the Sleeping Giant Mine and one hundred percent (100%) of the Casa Berardi property, both of which are located in the Abitibi region.  Aurizon shares trade on the Toronto Stock Exchange under the symbol "ARZ".

For further information, contact David P. Hall, President or Patrick D. Soares, Manager, Investor Relations at Telephone: (604) 687-6600; Toll Free: 1-888-411-GOLD; Fax: (604) 687-3932;
Web Site: www.aurizon.com; Email: info@aurizon.com

This News Release includes certain "forward looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995.  Without limitation, statements regarding potential mineralization and resources, exploration results, and future plans and objectives of the Company are forward looking statements that involve various risks.  Actual results could differ materially from those projected as a result of the following factors, among others:  changes in the world wide price of gold, risks inherent in mineral exploration, risk associated with development, construction and mining operations, the uncertainty of future profitability and uncertainty of access to additional capital.

Shares Listed Toronto Stock Exchange

Ticker Symbol: ARZ

U.S. Registration:  (File #0-22672)  Form 20-F

News Release Issue No. 9 - 2003

MAY 14, 2003
FOR IMMEDIATE RELEASE

AURIZON COMPLETES FIRST PHASE OF DEEP DRILLING
PROGRAM AT CASA BERARDI

Aurizon Mines Ltd is pleased to report further results from its drill campaign at the Casa Berardi Project in north-western Quebec.  Four holes drilled into Zone 118-120 all intersected gold mineralization and confirmed two distinct zones: the 118, in the vicinity of a porphyry intrusive; and the 120, along the dip extension of the Principal Zone.  In addition, two of three holes drilled in Zone 113 South, intersected gold mineralization and returned grades of 44.2 grams of gold per tonne over 5.9 metres and 33.8 grams of gold per tonne over 5.9 metres.

Follow up drilling along  Zone 113 South

Zone 113 South drilling focussed along the eastern extension of the Zone, which is located between 40 and 70 metres south of the Casa Berardi fault between sections 115 and 116 (see sketch attached).  Two holes confirmed the continuity of the grade, thickness and geological interpretation of the Zone.

Hole		Gold grams/tonne	Width (metres)		Gold grams/tonne	Width (metres)

S4A	Zone 113 South	44.2	5.9	including	73.2	3.3
S23B	Zone 113 South	33.8	5.9	including	44.0	3.2

True width , uncut assay.

Gold in Zone 113 South is contained within quartz veins or brecciated quartz veins, which lie between a conglomerate and a graphitic mudrock, 50 metres south of the Casa Berardi fault.  Gold in this system is believed to be "free gold", as grains are observed within the vein.

Hole S4A intersected the vein approximately 550 metres below surface, 5 metres above previously reported master hole S4, drilled in 1999, which returned 26.5 grams of gold per tonne over 11.9 metres.  Hole S4B, drilled 12 metres above S4A, intersected a fault but did not intersect the vein.

Hole S23B is located 150 metres east of hole S4A, 565 metres below surface, 3 metres above hole S23A, previously reported in 1999, which returned 14.8 grams of gold per tonne over 4.0 metres.

The Zone 113 South drill program has confirmed the high grade potential of this area of the zone.  Further drilling is planned between the S23 series and the S4 series holes to confirm the continuity of the zone and potentially justify an extension of the current underground exploration program further east.

Follow up drilling along Zone 118 and Zone 120

Four holes drilled into Zones 118-120 confirm that Zone 118 is distinct from Zone 120.  As previously reported, Zone 118 is in the vicinity of a porphyry intrusive, whereas Zone 120 is the down dip extension of the Principal Zone.

May 14, 2003

Aurizon Completes First Phase Of Deep Drilling program at Casa Berardi

Zone 118

All gold mineralization in Zone 118 is thought to be related to a porphyry intrusive.  Zone 118 covers an area of 400 by 500 metres, from 500 to 1,000 metres below the surface.  Gold mineralization is associated with fine grain arsenopyrite, pyrrothite and pyrite in quartz veins and veinlets, quartz stockworks and sulfide rich stockworks.

Gold in Zone 118 is found both north and south of the Casa Berardi Fault.

South of the fault, larger veins are developed close to the Casa Berardi fault. Gold grains are usually observed within the vein. The eastern dip extension follows the hanging wall of the porphyry intrusive.

North of the fault, a sulfide rich quartz stockwork is developed close to a chert horizon.  Mineralization is well correlated with a chlorite rich alteration and a surrounding gold halo.

Hole		Gold grams/tonne	Width (metres)		Gold grams/tonne	Width (metres)

S75A	Casa Berardi fault	5.5	6.2	including	13.7	1.8
S75A	North Zone	5.7	8.0	including	25.4	1.3
S75B	Casa Berardi fault	4.4	10.0

True width , uncut assay.

Hole S75A intersected the vein south of the fault approximately 865 metres below surface, 35 metres below hole S28A, previously reported in 1999, which returned 5.6 grams of gold per tonne over 9.5 metres.  It intersected the North zone, 10 metres north of the fault, approximately 130 metres east of previously reported hole S66C, which returned 3.7 grams of gold per tonne over 6.9 metres. Hole S75B, which is located 20 metres above hole S75A, intersected a 10 metre quartz vein. Visible gold grains are found in vein material in both holes.

Zone 120

Zone 120 is the down dip extension of the Principal Zone, and covers an area of 600 by 200 metres, located 600 to 1200 metres east of the West Mine known resources, 400 to 600 metres below surface.  Like the Principal Zone, gold mineralization is located within stacked quartz veins, quartz carbonate stockwork and semi-massive sulphide lenses located on both sides of the Casa Berardi Fault.

Gold is located within two parallel structural trends, one following the Casa Berardi fault and the other located between 50 to 100 metres from the fault.  Mineralization styles vary laterally from pyrite rich chert to quartz-carbonate veins and stockwork.

Zone 98N, semi massive sulfide zones and isolated veins previously released are part of this stacking system.

Hole		Gold grams/tonne	Width (metres)		Gold grams/tonne	Width (metres)

S77D	Casa Berardi fault	4.2	10.2	including	5.5	5.4
S77E	Casa Berardi fault	3.4	4.6

True width , uncut assay.

May 14, 2003

Aurizon Completes First Phase Of Deep Drilling program at Casa Berardi

Holes S77D and S77E intersected Zone 120 approximately 585 metres below surface, 50 metres south of the fault and 5 to 10 metres above previously reported hole S77C. Gold is associated within a quartz stockwork.  Visible gold is found in vein material.

Summary

Aurizon has completed the first phase of the deep exploration diamond drill program, initiated in 2002, to expand resources and, ultimately, increase the reserves.  The program will focus on the extensions of Zones 113, 118 and 120 up to 1500 metres east of the proposed shaft, and on deep exploration targets east and below resources and reserves.  Resource estimation is currently in progress and should be completed during the current quarter.  Phase two of the drill program will commence in early June.

"We are pleased with the results from the first phase of our deep exploration program, which has extended the gold mineralization over a significant area", said David Hall, Aurizon's President and Chief Executive Officer.

In addition, an underground exploration program is underway to access the Zone 113 in order to increase the level of confidence of the grade and continuity of the ore.  The program includes deepening and extending the present ramp at the West Mine area from the 450 metre to the 550 metre level, drifting approximately 450 metres east to access the Zone 113 on the 550 metre level, drifting along the ore in Zone 113, definition drilling and the extraction of a bulk sample.

Quality Control

Drill core assays are performed on split or core sawed in half, with standard fire assay procedures and gravimetric finition.  Check assays are performed on the pulp and rejects on any sample yielding greater than 1.0g/tAu. Primary assaying is performed by Laboratoire Bourlamaque of Val d'Or, active in the mining industry since 1935. Chemex of Val-d'Or provides check assays on rejects.

Drill hole planning, implementation and the quality control program is supervised by Michel Gilbert eng. M.Sc.A, General Manager, who is an appropriately qualified person as defined by National Instrument 43-101.

Additional Information

A sketch indicating the location of the drill holes described herein, together with a composite cross section of Zones 118 and 120, are attached to this news release.  If you are unable to view this information, please download this news release from Aurizon's website at http://www.aurizon.com or contact the Company at the numbers listed below.  All other information previously released on the Casa Berardi project is also available on the Aurizon website.

Aurizon is a Canadian-based gold mining company with operations and exploration activities in the Abitibi region of north-western Quebec, one of the world's most prolific gold and base metal regions.  Aurizon owns fifty percent (50%) of the Sleeping Giant Mine and one hundred percent (100%) of the Casa Berardi property, both of which are located in the Abitibi region.  Aurizon shares trade on the Toronto Stock Exchange under the symbol "ARZ".

For further information, contact David P. Hall, President or Patrick Soares, Manager, Investor Relations at Telephone: (604) 687-6600; Toll Free: 1-888-411-GOLD; Fax: (604) 687-3932;
Web Site: www.aurizon.com; Email: info@aurizon.com

This News Release includes certain "forward looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995.  Without limitation, statements regarding potential mineralization and resources, exploration results, progress of exploration programs and future plans and objectives of the Company are forward looking statements that involve a number of risks and uncertainties, and there can be no assurance that such statements will prove to be accurate.  Actual results could differ materially from those projected as a result of the following factors, among others:  changes in the world wide price of gold, risks inherent in mineral exploration, risks associated with development, construction and mining operations, the uncertainty of future profitability and uncertainty of access to additional capital.

May 14, 2003

Aurizon Completes First Phase Of Deep Drilling program at Casa Berardi

	Casa Berardi Project 2003 and 2002 Drill Results
	Hole		Easting	From (m)	To (m)	Width (m)	True Width (m)	Grade (g/t Au)
Zone 113 South
Newly Reported
	S4A		11493	701.1	707.0	5.9	5.9	44.2
		including		701.1	704.4	3.3	3.3	73.2
				701.1	702.0	0.9	0.9	58.9
				702.0	702.9	0.9	0.9	85.6
				702.9	703.9	1.0	1.0	75.1
				703.8	704.4	0.6	0.6	72.9

	S23B		11630	704.1	711.0	6.9	5.9	33.8
				705.8	709.5	3.7	3.2	44.0
				705.0	705.8	0.8	0.7	19.5
				705.8	706.9	1.1	0.9	71.9
				706.9	708.0	1.1	0.9	46.1
				708.0	709.5	1.5	1.3	40.4

Hole S4B did not return any significant results

Previously reported	S4		11525	700.0	711.5	11.9		26.5

	S23A		11630	705.8	709.8	4.0		14.8

Zone 118
Newly Reported
	S75A	Casa Berardi Fault	11811	1040.9	1048.8	7.9	6.2	5.5
		including	11811	1042.6	1045.0	2.4	1.8	13.7
		North Zone	11810	1062.0	1071.0	9.0	8.0	5.7
		including	11810	1062.0	1063.5	1.5	1.3	25.4

	S75B	Casa Berardi Fault	11827	1023.5	1035.8	12.3	10.0	4.4

Previously reported
	S28		11780	1061.0	1071.4	10.4		26.4

	S28A		11780	1000.0	1009.5	9.5		5.6

	S28B		11812	963.0	965.6	2.6		7.3

	S62		11950	1210.0	1325.0	115.0	115.0	1.3
		including		1221.9	1227.0	5.1	5.0	5.0
		including		1304.5	1308.8	4.3	4.0	6.1

	S62A		11950	1302.9	1323.4	20.5	17.0	4.0
		including		1302.9	1310.0	7.1	6.0	6.1

	S62B	Casa Berardi Fault	11960	1209.0	1273.5	64.5	64.5	1.9
		including	11960	1221.0	1224.0	3.0	3.0	7.7
		including	11962	1260.0	1272.0	12.0	12.0	4.9
		including	11962	1263.0	1267.5	4.5	4.5	7.9

May 14, 2003

Aurizon Completes First Phase Of Deep Drilling program at Casa Berardi

	Casa Berardi Project 2003 and 2002 Drill Results
	Hole		Easting	From (m)	To (m)	Width (m)	True Width (m)	Grade (g/t Au)

Previously reported	S66C	Casa Berardi Fault	11669.5	1029.0	1045.5	16.5	13.4	0.5
		North domain	11669.5	1057.1	1079.4	22.3	18.2	2.7
		including	11669.5	1066.5	1079.4	12.9	10.5	3.7
		including	11669.5	1072.5	1079.4	6.9	5.7	5.0

	S66D	Casa Berardi Fault	11688	1118.6	1119.4	0.8		ns
		North domain	11688	1129.5	1140.0	10.5	8.5	3.6
		including	11688	1133.0	1137.0	4.0	3.4	5.2
	S70			604.2	606.3	2.1		10.5
			12100	911.5	927.5	16.0	15.3	3.7
		including		916.6	921.8	5.2	3.9	8.2

	S71A	Isolated vein	11971	599.5	600.5	1.0		21.3
		Casa Berardi Fault	11971	750.0	758.5	8.5	6.0	1.4

	S72	Isolated vein		1107.0	1108.5	1.5		49.5
		Casa Berardi Fault	11932	1233.0	1257.6	24.6	22.0	4.2
		including	11932	1239.9	1249.5	9.6	8.4	7.5
		including	11932	1239.4	1239.9	0.5		27.4
		including	11932	1243.5	1245.0	1.5		31.0

	S72A	Casa Berardi Fault	11916	1219.5	1233.5	14.0	13.0	2.9
		including	11916	1224.0	1230.0	6.0	5.6	6.6

	S72B	Casa Berardi Fault	11914	1222.5	1227.6	5.1	5.1	2.9

	S73	South domain (open)	11890	55.9	63.0	7.1		2.5
		Isolated vein	11876	435.8	441.0	5.2		4.9
		including	11876	435.8	437.0	1.2		19.1
		Isolated vein	11865	671.0	672.0	1.0		37.1
		Casa Berardi Fault	11865	679.0	685.5	6.5	4.0	13.6
		including	11865	682.2	685.5	3.3	2.0	26.0

	S73A	Casa Berardi	11864	672.0	677.0	5.0	4.0	2.9
		including	11864	672.0	673.8	1.8	1.5	7.6

	S73B	Casa Berardi	11865	657.80	660.0	2.20	1.80	3.50

	S74	Casa Berardi Fault	11834	837	840	3	2	7.6
		Isolated vein	11847	604.5	609.0	4.5	4.3	7.3

	S74A	Casa Berardi Fault	11840	753.0	762.0	9.0	6.0	3.6
		including	11840	757.5	760.5	3.0	2.0	8.9
		Isolated vein	11849	589.5	594.0	4.5	3.4	3.2

May 14, 2003

Aurizon Completes First Phase Of Deep Drilling program at Casa Berardi

Casa Berardi Project 2003 and 2002 Drill Results
	Hole		Easting	From (m)	To (m)	Width (m)	True Width (m)	Grade (g/t Au)

	S75	Casa Berardi fault	11866	974.4	978.5	4.1		0.4

Holes S66, S66B did not return any significant results

Zone 120
Newly reported	S77D	Casa Berardi fault	12047	635.7	645.9	10.2	10.2	4.2
		including		640.5	645.9	5.4	5.4	5.5

	S77E	Casa Berardi fault	12035	638.8	643.4	4.6	4.6	3.4

Previously reported
	S63		12000	520.0	521.7	1.7	1.0	12.1
				654.0	677.0	23.0	20.4	4.1
		including		655.7	668.0	12.3	10.9	7.0

	S63A		12000	656.0	667.0	11.0	9.7	6.9
		including		656.0	660.0	4.0	3.5	12.7

	S63B		12000	513.0	514.6	1.6	1.6	9.7
			12000	644.9	655.7	10.8	9.6	7.5
		including		644.9	650.9	6.0	5.3	10.9

	S64		12350	1042.3	1051.7	9.4	9.4	3.3
		including		1046.1	1051.7	5.6	2.6	6.4

	S65		12150	588.3	591.4	3.1	2.7	16.0

	S65A		12150	575.7	578.0	2.3	1.8	7.4

	S68B		12100	631.5	641.6	10.1	10.1	4.2
		including		637.4	641.6	4.2	4.2	6.8
				693.0	698.1	5.1	4.0	3.3

	S71		11950	783.3	793.2	9.9	6.5	3.1
		including	11950	783.3	787.5	4.2	2.8	5.1

	S76	Casa Berardi fault	11935	472.4	474.0	1.6		0.7

	S77	Casa Berardi fault		754.5	759.3	4.8		0.8
		Isolated vein	12043	727.9	729.0	1.2	1.2	2.7

	S77C	Casa Berardi fault	12044	696.3	702.6			NS
		Isolated vein	12045	640.5	646.7	5.2		35.5

May 14, 2003

Aurizon Completes First Phase Of Deep Drilling program at Casa Berardi

Casa Berardi 2002 Drill Results
	Hole		Easting	From (m)	To (m)	Width (m)	True Width (m)	Grade (g/t Au)
Semi massive sulphide zone
Previously reported
	S67	Sulphide horizon 1	11775	478.5	534.5	56.0	33.0	3.7
		including		495.0	503.3	8.3	4.9	9.5

	S67A	Sulphide horizon 1	11775	477.2	508.5	31.3	26.8	2.8
		including		477.2	481.0	3.8	3.3	7.4
		including		503.5	507.0	3.5	3.0	5.1

	S70	Sulphide horizon 2	12200	461.7	471.0	9.3	7.0	2.0

	S71	Sulphide horizon 1	11950	495.1	523.4	28.3	15.7	0.4

	S71A	Sulphide horizon 1	11971	490.5	517.1	26.6		0.2

	S73	Sulphide horizon 1	11872	55.9	63.0	7.1		2.5

113 area		South fault	11200	1065.0	1066.5	1.5		34.0
Previously reported	S69A	Casa Berardi Fault		1246.7	1247.5	0.8		7.5

Holes S39A, S39B, S39C, S69 did not return any significant results

Shares Listed Toronto Stock Exchange

Ticker Symbol: ARZ

U.S. Registration:  (File #0-22672)  Form 20-F

News Release Issue No. 11 - 2003

May 30, 2003
FOR IMMEDIATE RELEASE

AURIZON REPORTS CONVERSION OF CONVERTIBLE DEBENTURE

Aurizon Mines Ltd. reports that it has issued 5,000,010 common shares to the Solidarity Fund (QFL), pursuant to the conversion of a non-interest bearing $3,000,000 Convertible Debenture, at a ratio of 1,666.67 common shares per principal amount of $1,000.  The $3,000,000 Convertible Debenture was originally issued in 1998, together with a $4,000,000 Convertible Debenture, with identical terms, held by Sodemex II s.e.c., previously converted into common shares on April 22, 2003.  The proceeds from the debentures enabled Aurizon to acquire Casa Berardi and complete a major exploration program, which resulted in the discovery of Zone 113.

"We have appreciated the support of the debentureholders and look forward to their continued participation as Aurizon shareholders, as we advance Casa Berardi towards a production decision in 2004." stated David Hall, Aurizon's Chief Executive Officer.

Aurizon is debt free and is a Canadian-based gold mining company with operations and exploration activities in the Abitibi region of north-western Quebec, one of the world's most prolific gold and base metal regions.  Aurizon owns fifty percent (50%) of the Sleeping Giant Mine and one hundred percent (100%) of the Casa Berardi property, both of which are located in the Abitibi region.  Aurizon shares trade on the Toronto Stock Exchange under the symbol "ARZ".

For further information, contact David P. Hall, President or Patrick Soares, Manager, Investor Relations at Telephone: (604) 687-6600; Toll Free: 1-888-411-GOLD; Fax: (604) 687-3932;
Web Site: www.aurizon.com; Email: info@aurizon.com

May 13, 2003
File:  100-212

FILED VIA SEDAR

British Columbia Securities
Ontario Securities Commission
Commission des valeurs
mobilieres du Quebec

            Attention:  Statutory Filings

The Toronto Stock Exchange

            Attention:  Listings Department

Dear Sirs:

Re:    Material Change Report

Further to our news release issued on, May 9, 2003, enclosed herewith is a copy of the Company's Form 53-901F Material Change Report regarding the closing of the $5 Million flow-through financing.

In addition, we enclose the Company's news releases, dated April 10 and May 9, 2003, together with the applicable fees payable to the securities commissions with respect to this filing.

We trust you will find the enclosed to be in order.  However, should you require anything further, please do not hesitate to advise the writer.

Yours very truly,

AURIZON MINES LTD.

(Signed)
Julie A. Stokke Kemp
Corporate Secretary

Enclosure(s)

cc:    DuMoulin Black

        Attn:  Sargent H. Berner (Email)

BC FORM 53-901F
(Previously Form 27)
Securities Act

MATERIAL CHANGE REPORT
UNDER SECTION 85(1) OF THE SECURITIES ACT (BRITISH COLUMBIA) (Form 53-901F);
SECTION 75(2) OF THE SECURITIES ACT (ONTARIO)(Form 27); AND
SECTION 73 OF THE SECURITIES ACT (Quebec)

Item 1.

Reporting Issuer(s):

AURIZON MINES LTD.
Suite 900 - 510 Burrard Street
Vancouver, BC
V6C 3A8

Item 2.

Date of Material Change:

May 9, 2003

Item 3.

Press Release

Press release issued on May 9, 2003 via Canada NewsWire Service - Canada Wide (copy attached).

Item 4.

Summary of Material Change

Aurizon Mines Ltd. ("Aurizon") has closed the $5 Million flow-through financing announced via press releases on April 10 and May 9, 2003 (copies of which are attached).

Item 5.

Full Description of Material Change:

Aurizon Mines Ltd. (TSX:ARZ) is pleased to announce that it has closed the $5 million private placement flow-through financing, previously announced on April 10, 2003.  The flow-through financing will fund the second phase of the underground exploration program currently underway at the Company's Casa Berardi project in northwestern Quebec.  The program includes deepening and extending the present ramp at the West Mine area from the 450 metre to the 550 metre level, drifting approximately 450 metres east to access the 113 Zone on the 550 metre level, drifting along Zone 113, definition drilling and the extraction of a bulk sample.

As a result of the closing, the Company has issued 3,700,000 flow-through common shares at a price of $1.35 per share for total gross proceeds of $4,995,000.  In addition, the Company has issued Broker Warrants to Dundee Securities Corporation and National Bank Financial Inc. (the "Agents").  The Broker Warrants entitle the Agents to purchase up to an additional 222,000 Common Shares of the Company at an exercise price of $1.35 per share for a one year period.

Aurizon Mines Ltd.
Material Change Report

Item 5.

Full Description of Material Change (Continued):

For further information, please see attached News Releases dated April 10 and May 9, 2003.

Item 6.

Reliance on Section 85 (2) of the B.C. Securities Act and Section 75(3) of the Ontario Securities Act (Re:  Confidentiality):

N/A

Item 7.

Omitted Information: None

Item 8.

Senior Contact Officers

David P. Hall, Chairman, President and Chief Executive Officer
Ian S. Walton, Executive Vice-President and Chief Financial Officer
Julie A. Stokke Kemp, Corporate Secretary
Telephone:  (604) 687-6600

Item 9.

Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein.

DATED at Vancouver, B.C. this
9th day of May, 2003

"Julie A .Stokke Kemp"

Julie A. Stokke Kemp
Corporate Secretary

BC FORM 53-901F
(Previously Form 27)
Securities Act

MATERIAL CHANGE REPORT
UNDER SECTION 85(1) OF THE SECURITIES ACT (BRITISH COLUMBIA) (Form 53-901F);
SECTION 75(2) OF THE SECURITIES ACT (ONTARIO)(Form 27); AND
SECTION 73 OF THE SECURITIES ACT (Quebec)

Item 1.

Reporting Issuer(s):

AURIZON MINES LTD.
Suite 900 - 510 Burrard Street
Vancouver, BC
V6C 3A8

Item 2.

Date of Material Change:

 May 30, 2003

Item 3.

Press Release

News release issued on May 20, 2003 via Canada NewsWire Ltd.
- Canada Wide (copy attached).

Item 4.

Summary of Material Change

Aurizon Mines Ltd. reports that it has issued 5,000,010 common shares to Fonds de Solidarite des Travailleurs du Quebec (F.T.Q.), pursuant to the conversion of a non-interest bearing $3,000,000 Convertible Debenture, at a ratio of 1,666.67 common shares per principal amount of $1,000.

Item 5.

Full Description of Material Change:

Aurizon Mines Ltd. reports that it has issued 5,000,010 common shares to the Solidarity Fund (QFL), pursuant to the conversion of a non-interest bearing $3,000,000 Convertible Debenture, at a ratio of 1,666.67 common shares per principal amount of $1,000.  The $3,000,000 Convertible Debenture was originally issued in 1998, together with a $4,000,000 Convertible Debenture, with identical terms, held by Sodemex II s.e.c., previously converted into common shares on April 22, 2003.  The proceeds from the debentures enabled Aurizon to acquire Casa Berardi and complete a major exploration program, which resulted in the discovery of Zone 113.

Item 6.

Reliance on Section 85 (2) of the B.C. Securities Actand Section 75(3) of the Ontario Securities Act (Re:  Confidentiality):

N/A

Item 7.

Omitted Information:

N/A

Item 8.

Senior Contact Officers

David P. Hall, President & Chief Executive Officer
Julie A. Stokke Kemp, Corporate Secretary
Telephone:  (604) 687-6600

Item 9.

Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein.

DATED at Vancouver, B.C. this
30th day of May, 2003

"Julie A .Stokke Kemp"

Julie A. Stokke Kemp
Corporate Secretary